                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                                  BRYLANE INC.
                                       AT
                          $24.50 NET PER SHARE IN CASH
                                       BY

                        BUTTONS ACQUISITION CORPORATION
                           A WHOLLY OWNED SUBSIDIARY
                                       OF

                         PINAULT-PRINTEMPS-REDOUTE S.A.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON MONDAY, APRIL 12, 1999, UNLESS THE OFFER IS EXTENDED.

BUTTON ACQUISITION CORPORATION, A DELAWARE CORPORATION ("PURCHASER") AND AN INDIRECT WHOLLY OWNED SUBSIDIARY OF PINAULT-PRINTEMPS-REDOUTE S.A., A FRENCH SOCIETE ANONYME ("PARENT"), IS OFFERING TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF BRYLANE INC., A DELAWARE CORPORATION (THE "COMPANY"), NOT BENEFICIALLY OWNED BY PARENT AT A PRICE OF $24.50 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER, AS AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONSTITUTE THE "OFFER").

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, THAT NUMBER OF SHARES WHICH, WHEN AGGREGATED WITH THE SHARES CURRENTLY BENEFICIALLY OWNED BY PARENT, REPRESENT AT LEAST 90% OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS, ON THE DATE OF PURCHASE; PROVIDED, THAT, IF THE OFFER IS EXTENDED PAST APRIL 12, 1999, PURCHASER MAY, IF IT AMENDS THE OFFER TO SO PROVIDE, ACCEPT FOR PAYMENT OR PAY FOR TENDERED SHARES WHICH, WHEN AGGREGATED WITH THE SHARES CURRENTLY BENEFICIALLY OWNED BY PARENT, REPRESENT AT LEAST 75% OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE. SEE "THE TENDER OFFER--SECTION 12. CERTAIN CONDITIONS OF THE OFFER."

THE BOARD OF DIRECTORS OF THE COMPANY, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION OF A COMMITTEE OF THE BOARD OF DIRECTORS COMPRISED OF THE THREE INDEPENDENT DIRECTORS, HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED BELOW) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PURCHASER AND PARENT) AND HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT (AS DEFINED BELOW), AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS--RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER."

The Shares are listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "BYL". On March 9, 1999, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the closing price on the NYSE Composite Tape was $21.4375 per share. On March 15, 1999, the last full trading day prior to the commencement of the Offer, the closing price on the NYSE was $24.25 per share. Stockholders are urged to obtain a current market quotation for the Shares.

                                   IMPORTANT

ANY STOCKHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH STOCKHOLDER'S SHARES SHOULD EITHER (A) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL ACCOMPANIED HEREWITH (OR A MANUALLY SIGNED FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL, AND MAIL OR DELIVER IT TOGETHER WITH THE CERTIFICATE(S) EVIDENCING TENDERED SHARES AND ANY OTHER REQUIRED DOCUMENTS, TO CHASEMELLON SHAREHOLDER SERVICES LLC (THE "DEPOSITORY") (AT THE DEPOSITORY'S ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE) OR TENDER SUCH SHARES PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN "THE TENDER OFFER--SECTION 3. PROCEDURES FOR TENDERING SHARES" OR (B) REQUEST SUCH STOCKHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH STOCKHOLDER. A HOLDER WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR OTHER NOMINEE IF SUCH HOLDER DESIRES TO TENDER SUCH SHARES.

Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in "THE TENDER OFFER--Section 3. Procedures for Tendering Shares."

Questions and requests for assistance and additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other related materials may be directed to MacKenzie Partners, Inc. or J.P. Morgan Securities Inc. at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the other tender offer materials may also be obtained from brokers, dealers, commercial banks or trust companies.
                            ------------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                               J.P. MORGAN & CO.
March 16, 1999

                               TABLE OF CONTENTS

                                               PAGE
INTRODUCTION...............................      1
SPECIAL FACTORS............................      3
  Background of the Offer..................      3
     Business of the Company...............      3
     History and Background of the Company
       and Arrangements between the
       Company, Parent and Purchaser.......      3
  Position of Parent and Purchaser
     Regarding Fairness of the Offer and
     the Merger............................      8
     Position of Parent and Purchaser......      8
     J.P. Morgan Reports...................      9
  Recommendation of the Company Board;
     Fairness of the Offer and the
     Merger................................     12
     Recommendation of the Special
       Committee and the Company Board.....     12
     Opinion of Bear Stearns...............     14
  Certain Financial Projections
     (Unaudited)...........................     17
  Cautionary Statement Concerning
     Forward-Looking Statements............     20
  Purpose and Structure of the Offer;
     Reasons of Parent and Purchaser for
     the Offer and the Merger..............     20
  Plans for the Company; Certain Effects of
     the Offer.............................     20
  Rights of Stockholders in the Offer and
     the Merger; Appraisal Rights..........     22
  The Merger Agreement.....................     22
     The Offer.............................     22
     The Merger; Effect of the Merger......     23
     Conduct of Business of the Company....     24
     Covenants.............................     25
     Representations and Warranties........     25
     Conditions to the Merger..............     26
     Termination...........................     26
     Amendment and Waiver..................     27
     Fees and Expenses.....................     27
     Conditions to the Offer...............     27
  Interests of Certain Persons in the Offer
     and the Merger........................     28
     Related Party Transactions............     28
     Beneficial Ownership of Shares........     30
THE TENDER OFFER...........................     32
   1. Terms of the Offer...................     32
   2. Acceptance for Payment and Payment...     32
   3. Procedures for Tendering Shares......     33
          Physical Delivery of
            Certificates...................     33
          Book-Entry Transfer..............     33
          Notice of Guaranteed Delivery....     34

                                               PAGE
          General Timing...................     34
   4. Withdrawal Rights....................     35
   5. Certain United States Federal Income
        Tax Consequences...................     35
   6. Price Range of Shares; Dividends.....     36
   7. Certain Information Concerning the
     Company...............................     36
          General..........................     36
          Financial Information............     37
          Recent Financial Results.........     43
   8. Certain Information Concerning Parent
        and Purchaser......................     44
   9. Financing of the Offer and the
     Merger................................     45
  10. Dividends and Distributions..........     45
  11. Effect of the Offer on the Market for
        the Shares; the New York Stock
        Exchange and Exchange Act
        Registration.......................     45
  12. Certain Conditions of the Offer......     46
  13. Extension of Tender Period;
        Amendment; Termination.............     47
  14. Certain Legal Matters and Regulatory
        Approvals..........................     48
          General..........................     48
          State Takeover Laws..............     48
          Antitrust........................     48
          Litigation.......................     49
  15. Fees and Expenses....................     49
  16. Miscellaneous........................     50

SCHEDULE I   LIST OF DIRECTORS AND EXECUTIVE
             OFFICERS OF PARENT, PURCHASER,
             ARTEMIS, S.A., S.C.A. FINANCIERE,
             PINAULT AND REDCATS S.A.
SCHEDULE II  OPINION OF BEAR STEARNS, FINANCIAL
             ADVISOR OF THE SPECIAL COMMITTEE OF
             BRYLANE INC.
SCHEDULE     DELAWARE GENERAL CORPORATION LAW
  III        SECTION 262 REGARDING DISSENTERS'
             RIGHTS.
SCHEDULE IV  AGREEMENT AND PLAN OF MERGER, DATED
             AS OF MARCH 10, 1999, BY AND AMONG
             PINAULT-PRINTEMPS-REDOUTE S.A.,
             BUTTONS ACQUISITION CORPORATION AND
             BRYLANE INC.
SCHEDULE V   REPORT OF INDEPENDENT ACCOUNTANTS
             AND AUDITED FINANCIAL STATEMENTS
             (AND RELATED NOTES) OF BRYLANE INC.
SCHEDULE VI  REPORT OF INDEPENDENT ACCOUNTANTS
             AND UNAUDITED FINANCIAL STATEMENTS
             (AND RELATED NOTES) OF BRYLANE INC.

To the Holders of Common Stock of Brylane Inc.:

                                  INTRODUCTION

Buttons Acquisition Corporation., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), hereby offers to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Brylane Inc., a Delaware corporation (the "Company"), not beneficially owned by Parent, at a price of $24.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer").

The Company is a Delaware corporation listed on the New York Stock Exchange, Inc. ("NYSE"). Parent, a French company listed on the Paris Bourse, currently beneficially owns approximately 49.9% of the outstanding Shares. Prior to the consummation of the Offer, Purchaser, by operation of law or otherwise, will acquire the Shares held by another subsidiary of Parent. The Company is the nation's leading specialty catalog retailer of value-priced apparel with a portfolio of catalogs.

Tendering holders of Shares (the "Stockholders") will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of the Shares by Purchaser pursuant to the Offer. Purchaser and Parent will pay all charges and expenses of J.P. Morgan Securities Inc. ("J.P. Morgan"), which is acting as the Dealer Manager (in such capacity, the "Dealer Manager"), ChaseMellon Shareholder Services LLC, as Depositary (in such capacity, the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (in such capacity, the "Information Agent"), incurred in connection with the Offer. See "THE TENDER OFFER--Section 15. Fees and Expenses."

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, THAT NUMBER OF SHARES WHICH, WHEN AGGREGATED WITH THE SHARES CURRENTLY BENEFICIALLY OWNED BY PARENT, REPRESENT AT LEAST 90% OF THE TOTAL NUMBER OF OUTSTANDING SHARES, ON A FULLY DILUTED BASIS, ON THE DATE OF PURCHASE; PROVIDED, THAT, IF THE OFFER IS EXTENDED PAST APRIL 12, 1999, PURCHASER MAY, IF IT AMENDS THE OFFER TO SO PROVIDE, ACCEPT FOR PAYMENT OR PAY FOR TENDERED SHARES, WHICH WHEN AGGREGATED WITH THE SHARES CURRENTLY BENEFICIALLY OWNED BY PARENT, REPRESENT AT LEAST 75% OF THE TOTAL NUMBER OF OUTSTANDING SHARES, ON A FULLY DILUTED BASIS, ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). SEE "THE TENDER OFFER--SECTION 12. CERTAIN CONDITIONS OF THE OFFER." THE MINIMUM CONDITION CANNOT BE WAIVED BY PARENT OR PURCHASER.

THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION OF A COMMITTEE OF THE BOARD OF DIRECTORS COMPRISED OF THE THREE INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED BELOW) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PURCHASER AND PARENT) AND HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT (AS DEFINED BELOW) AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS--RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER."

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 10, 1999, by and among Purchaser, Parent and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that, following the purchase of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and will be an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Purchaser, Parent, any wholly owned subsidiary of Parent or Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company or the Shares, if any, held by Dissenting Stockholders (as defined below)) will be converted into the right to receive, in cash, an amount equal to the Offer Price, without interest.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by law, the approval and adoption of the Merger Agreement by the requisite vote of stockholders of the Company (the "Stockholders"). See "SPECIAL FACTORS--The Merger Agreement." Under the DGCL, except as otherwise described below, the Merger must be approved by the affirmative vote of a majority of the Shares entitled to vote on a proposal to approve the Merger at a duly convened meeting of the Stockholders. However, pursuant to the DGCL, if Purchaser acquires, pursuant to the Offer and otherwise, at least 90% of the then outstanding Shares, Parent will be able to cause the Merger to become effective without the approval of the Stockholders. The Minimum Condition at the Initial Expiration Date is 90% of the total number of outstanding Shares on a fully diluted basis. If the Minimum Condition is not met at the Initial Expiration Date, Purchaser may, but is not obligated to, reduce the Minimum Condition to as low as 75% of the total number of outstanding Shares on a fully diluted basis. There can be no assurance that Purchaser will reduce the Minimum Condition if it is not satisfied at the Initial Expiration Date.

In the event that Purchaser acquires at least 90% of the then outstanding Shares (including Shares beneficially owned by Purchaser), Parent intends to take all necessary and appropriate action under the DGCL to cause the Merger to become effective as soon as practicable after such acquisition, without approval of the Stockholders. See "SPECIAL FACTORS--The Merger Agreement." If, however, Purchaser does not acquire 90% of the then outstanding Shares (including Shares beneficially owned by Parent), and a vote of the Stockholders is required under the DGCL to consummate the Merger, a significantly longer period of time will be required to effect the Merger. THEREFORE, IF PURCHASER DOES NOT ACQUIRE 90% OF THE THEN OUTSTANDING SHARES (INCLUDING SHARES BENEFICIALLY OWNED BY PARENT), PARENT WILL BE UNABLE TO CONSUMMATE A "SHORT-FORM" MERGER, AND, DUE TO THE REQUIREMENTS OF THE DGCL, CONSUMMATION OF THE MERGER WOULD BE DELAYED.

The Company has represented to Parent and Purchaser that the authorized capital stock of the Company consists of 40,000,000 Shares and 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of the close of business on February 27, 1999, 17,248,296 Shares were issued and outstanding, and 3,740,800 Shares were held in treasury. No shares of Preferred Stock are issued and outstanding. The Company has no Shares reserved for issuance, except that, as of March 8, 1999, there were 835,732 Shares reserved for issuance pursuant to outstanding options to purchase Shares ("Options") granted under the Company's stock option and similar plans (collectively, the "Stock Plans"). As of March 8, 1999, the Company has outstanding Options to purchase 835,732 Shares. As of March 8, 1998, there were approximately 121 record holders of Shares.

Parent currently beneficially owns 8,617,017 Shares, equal to approximately 49.9% of the total number of Shares issued and outstanding as of February 27, 1999. As a result of the 17,248,296 Shares outstanding, the outstanding options to acquire 835,732 Shares and Parent's beneficial ownership of 8,617,017 Shares, the Minimum Condition at the Initial Expiration Date will be satisfied if 7,658,609 Shares are validly tendered in the Offer and not properly withdrawn. If after the Initial Expiration Date, the Minimum Condition is reduced to 75% of the outstanding Shares on a fully diluted basis, the Minimum Condition will be satisfied if 4,946,004 Shares are validly tendered in the Offer and not properly withdrawn.

The purpose of the Offer and the Merger is to facilitate the acquisition of all of the remaining Shares for cash and, thereby, enable Parent to acquire 100% of the outstanding Shares.

Parent and Purchaser believe that the consideration to be received by the Stockholders (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such Stockholders. See "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger--Position of Parent and Purchaser."

Bear, Stearns & Co. Inc. ("Bear Stearns"), the Special Committee's financial advisor, has delivered a written opinion to the Special Committee, dated March 9, 1999, to the effect that, subject to the assumptions and limitations set forth in the opinion, as of the date thereof, the $24.50 per Share cash consideration to be received by Stockholders (other than Parent, the Company and any of their respective wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view. See "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns" for further information concerning the opinion of Bear Stearns.

Termination of Registration of Shares. It is the present intention of Purchaser to seek to cause the Company to make an application for the termination of the registration of Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as possible after the purchase of Shares pursuant to the Offer if the requirements for termination of such registration are met. See "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange and Exchange Act Registration."

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, TOGETHER WITH THE
SCHEDULE 14D-9 (AS DEFINED BELOW) ISSUED ON BEHALF OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD, CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

Business of the Company

The Company is the nation's leading specialty catalog retailer of value-priced apparel, with catalogs that target consumers of both special and regular size apparel. Through its Lane Bryant and Roaman's catalogs, the Company is the leading catalog retailer of women's special size apparel (sizes 14 through 56), and, through its KingSize catalog, is a leading catalog retailer of men's special size apparel (sizes XL to 9XL). The Company's Chadwick's of Boston catalog division ("Chadwick's"), which the Company acquired in December 1996, is the nation's largest off-price women's catalog retailer, and offers a broad selection of high quality apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company also reaches the women's regular size apparel market (sizes 4 to 18) through its Lerner catalog. In addition, the Company has recently introduced and continues to develop several new catalog concepts. The Company successfully launched the Bridgewater catalog (regular size women's, men's and children's apparel) in fiscal 1996 and Jessica London (off-price special size women's apparel) and Brett (regular size men's apparel) catalogs in fiscal 1997. The Company also markets apparel to some of these same customer segments through three catalogs which it distributes under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc.

The Company's merchandising strategy is to provide value-priced apparel with a consistent quality and fit, to concentrate on apparel with limited fashion risk, and to offer a broad selection of sizes, styles and colors.

History and Background of the Company and Arrangements between the Company, Parent and Purchaser

The Company's catalog retail business dates back to the mailing of the first Lane Bryant catalog in 1924 and the first Roaman's catalog in the 1940s. Both Lane Bryant and Roaman's were acquired by The Limited, Inc. ("The Limited") in the early 1980s. In 1985, the Lerner catalog business was launched to capitalize on the "Lerner" name, which had developed as The Limited's Lerner retail store operations grew to over 800 stores during the 1980s. On August 30, 1993, affiliates of Freeman Spogli & Co. Incorporated, a private investment firm ("FS&Co."), and The Limited formed a partnership (the "Partnership") to acquire these catalog businesses. FS&Co., together with certain members of the Company's management, acquired a 60% aggregate interest in the Partnership, while The Limited retained the remaining 40%.

On October 16, 1995, the Partnership acquired the KingSize catalog division (the "KingSize Acquisition") of WearGuard Corporation ("WearGuard"), a wholly owned subsidiary of ARAMARK Corporation ("ARAMARK"). In connection with the KingSize Acquisition, WearGuard assigned to the Company its license to distribute the Sears Big & Tall catalog, as well as its interest in certain trademarks, including the KingSize(R) registered trademark. On December 9, 1996, the Company acquired the Chadwick's of Boston catalog division of The TJX Companies, Inc. ("TJX"), excluding substantially all accounts receivable (the "Chadwick's Acquisition").

On February 26, 1997, the Company issued 4,000,000 Shares for $24.00 per Share, with aggregate proceeds to the Company of $89,280,000 in the Company's initial public offering (the "Initial Public Offering"). In connection with the Initial Public Offering, on February 26, 1997, the Partnership became a wholly owned subsidiary of the Company pursuant to an exchange transaction in which the Company acquired, directly, and indirectly through the acquisition of wholly owned subsidiaries, a 100% ownership interest in the Partnership in exchange for Shares (the "Exchange Transaction"). In connection with the Exchange Transaction, the Partnership retained all of its assets, operations and liabilities.

On October 20, 1997, the Company completed an offering (the "October 1997 Offering") on behalf of certain selling Stockholders (including FS&Co. and The Limited) of 5,000,000 Shares for a per Share price of $46.00, with aggregate proceeds to the selling Stockholders of $219,650,000. Concurrent therewith, the Company repurchased from such selling Stockholders (including FS&Co. and The Limited) an aggregate of 2,500,000 Shares for $46.00 per Share.

On April 3, 1998, Parent, through REDAM LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent ("REDAM"), acquired 8,010,917 Shares, representing approximately 43.7% of the then outstanding Shares, at a price of $51.00 from certain Stockholders (including all of the Shares then held by affiliates of FS&Co. and an affiliate of The Limited, and including 1,047,861 Shares held by certain other Stockholders, including certain members of the Company's management) (the "April 1998 Stock Purchase"). The April 1998 Stock Purchase was undertaken by Parent as a step in its international growth strategy, enhancing its presence in the United States and supporting its objective of establishing its Redcats (previously named La Redoute) catalog business as a major global distributor. The stock purchase agreements relating to the April 1998 Stock Purchase are filed as Exhibits
(c)(2) through (c)(5) to the Schedule 14D-1. In connection with the April 1998 Stock Purchase, the Company and Parent entered into a Governance Agreement, dated as of

April 3, 1998 (the "Governance Agreement"), pursuant to which, among other things, Parent's ability to acquire additional Shares and to take other actions has been limited, and into a Registration Rights Agreement, dated as of April 3, 1998 (the "Registration Rights Agreement"), pursuant to which the Company has granted Parent certain registration rights to facilitate the resale of the Shares beneficially owned by Parent under certain conditions. See "Interests of Certain Persons in the Offer and the Merger."

Following April 3, 1998, REDAM acquired an additional 772,100 Shares in open market and private transactions at prices ranging from $51.00 to $24.64 per Share. On October 15, 1998, REDAM sold 166,000 Shares at a price of $13.50 per Share in a private transaction to an unaffiliated third party.

In September and October 1998, the Company purchased in open market transactions an aggregate of 1,240,800 Shares at an average price of $21.47 per Share. The highest per Share price paid was $28.54, and the lowest per Share price paid was $16.15.

On November 27, 1998, REDAM conveyed to EMPUSA LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent ("EMPUSA"), all of the 8,617,017 Shares owned by REDAM, which represented approximately 49.9% of the outstanding Shares. The directors of the Company affiliated with Parent (the "Parent Directors") currently own an aggregate additional 27,270 Shares for their personal accounts.

On November 30, 1998, Serge Weinberg, Chairman and Chief Executive Officer of Parent, held a preliminary discussion with Peter J. Canzone, Chairman and Chief Executive Officer of the Company, regarding the possibility of Parent making a request of the three independent directors of the Company regarding the waiver of certain provisions of the Governance Agreement. Mr. Canzone agreed to convene a special meeting of the Company Board to be held on December 2, 1998 to consider any request Parent might present.

On December 2, 1998, at a special meeting of the Company Board, Parent submitted a proposal letter (the "Proposal Letter") to the independent directors of the Company, following the waiver by such independent directors of the terms of the Governance Agreement which prohibit Parent from submitting such a proposal and making it public. The Proposal Letter sets forth Parent's proposal (the "Proposal") to acquire all of the outstanding Shares not beneficially owned by Parent for $20.00 per Share in cash. Parent also informed the Company Board that it had retained J.P. Morgan to act as its financial advisor in connection with the Proposal. A copy of the Proposal Letter is filed as Exhibit (a)(15) to the
Schedule 14D-1.

On December 2, 1998, Parent issued the following press release (the "December 2nd Announcement"), a copy of which is filed as Exhibit (a)(14) to the Schedule 14D-1:

     Paris, December 2, 1998 -- Pinault-Printemps-Redoute S.A. ("PPR"), a publicly traded specialty retailer listed on the Paris Bourse (PRTP.PA), today announced that it has made a proposal to the independent directors of the Board of Directors of Brylane Inc. (NYSE: BYL) regarding the acquisition of all remaining outstanding shares of Brylane not owned by PPR for $20 per share. The letter reflecting PPR's proposal which was sent to the independent directors of Brylane is attached.

     PPR currently owns approximately 49.9% of the outstanding Brylane common stock. Affiliates of PPR own an additional approximately 0.2% of the Brylane common stock. At a price per share of $20, the aggregate value of the transaction would be approximately $172.5 million to acquire the shares of common stock not already owned by PPR. The $20 per share purchase price represents a premium of approximately 18.5% to yesterday's closing price and 27.8% and 16.0% premium over the average of the closing prices of Brylane common stock on the New York Stock Exchange over the past 30 trading days and 60 trading days, respectively.

     PPR's proposal is subject to the approval of the Board of Directors of Brylane, including the approval of a majority of the independent directors on the Brylane Board, and other conditions customary in transactions of this type. The proposed offer is not conditioned on financing.

     "We believe that this transaction will better position Brylane to pursue future business and growth opportunities while allowing PPR to capitalize upon cross-border opportunities in the specialty catalog sector in a more effective manner," said Serge Weinberg, Chairman of the Executive Board of PPR. "Although we believe that Brylane faces many challenging competitors, PPR has concluded that its corporate goals would be better served if it owned all of the outstanding equity in Brylane."

     PPR also stated in its proposal to the Brylane Board that PPR is not interested, under any circumstances, in selling its interest in Brylane. Moreover, PPR reserves the right to amend or withdraw the proposal at any time in its discretion.

     Brylane is the nation's leading specialty catalog retailer of value-priced apparel, with a focused portfolio of catalogs that includes Lane Bryant, Roaman's, Jessica London and KingSize, serving the special size apparel market, and Chadwick's of Boston, Lerner, Bridgewater and Brett serving the regular size apparel market. In addition, the Company's home catalog, introduced in September 1998, offers value-priced home products. Brylane also markets certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc. Brylane is headquartered in New York and has facilities in Indiana, Massachusetts and Texas.

     Headquartered in Paris, PPR operates several specialized retail chains that sell a wide range of consumer goods. PPR's principal chains include Printemps (general merchandise), Conforama (furniture, household electronic goods and appliances) and Fnac (records, books, computers and consumer electronics). Through La Redoute, PPR is Europe's third largest mail order company.

                                     * * *

     This press release is not an offer or the solicitation of an offer to buy any securities of Brylane, and no such offer or solicitation will be made except in compliance with applicable securities laws.

     Information Concerning Forward-Looking Statements: This press release contains forward-looking statements as defined by the federal securities laws and are based on PPR's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. Certain factors that could cause actual results to differ are indicated in Brylane's filings with the Securities and Exchange Commission.

The text of the Proposal Letter to the Company Board is as follows:

     December 2, 1998

     STRICTLY CONFIDENTIAL

     Independent Directors
     Board of Directors
     Brylane Inc.
     463 Seventh Avenue, 21st Floor
     New York, New York

     Over the past year during which Pinault-Printemps-Redoute S.A. ("PPR") first became interested in, and then acquired a significant stake in, Brylane Inc. ("Brylane"), we have developed a growing appreciation for the business, operations, management and catalogs of Brylane. PPR believes, as it has since its original purchase of Brylane shares, that Brylane can be an important element in PPR's future international growth plans. PPR continues to have confidence in the future performance of Brylane, its strategic direction and its current management despite the recent disappointing operating results. We believe that Brylane faces an increasingly difficult business environment, with many challenging competitors, some of whom are parts of significantly larger, well-capitalized companies. As such, PPR has now concluded that its corporate goals would be better served if it owned all of the equity interest in Brylane and PPR believes that Brylane, and its various constituencies, would be better served if Brylane were to cease being a public company subject to the vagaries and volatility of the public equity markets.

     In light of current market and economic conditions, we are pleased that the independent directors of Brylane have consented, pursuant to the terms of the Governance Agreement currently in effect between PPR and Brylane, to allow PPR to make, and the independent directors to consider and evaluate, a proposal from PPR to acquire all of the publicly held shares of Brylane common stock.

     Accordingly, on behalf of PPR, we are pleased to make the following proposal to acquire all of the outstanding common shares of Brylane not currently owned by PPR (the "Public Shares"). The principal terms of our proposal are as follows:

     1. Our proposal would result in all holders of Public Shares receiving $20 per share in cash. The transaction would involve an aggregate payment of approximately $172.5 million to the holders of Public Shares, based on the 8,623,872 Public Shares we understand to be outstanding.

     2. Initiation of the transaction would be subject to, among other things, approval by the Board of Directors of Brylane, including the approval of a majority of the independent directors, as required by the Governance Agreement, execution of a definitive agreement, and other conditions customary in transactions of this type.

     3. The transaction would be financed through PPR's available cash and committed facilities and would not be conditioned upon financing.

     4. The acquisition transaction would be implemented through a cash tender offer followed by a merger of a PPR subsidiary into Brylane, with Brylane as the surviving corporation.

     5. The separate identity of Brylane would be continued following consummation of the transaction for the foreseeable future.

     6. Brylane's officers and other employees would continue on their present terms for the foreseeable future, and we would intend to work with Brylane management to develop appropriate incentives for Brylane management and employees, who, as a group, we value highly.

     We believe that our proposal is at a fair price that reflects Brylane's historical results and future prospects and that consummation of our proposed transaction would be in the best interest of Brylane and its public stockholders. Our proposed acquisition price of $20 per share represents an 18.5% premium over yesterday's closing price for Brylane and a 27.8% and 16.0% premium over the average of Brylane's closing prices for the past 30 and 60 trading days, respectively.

     We would like to make it clear that PPR is not interested, under any circumstances, in selling its 49.9% interest in Brylane owned by PPR. Together with its affiliates, PPR owns approximately 50.1% of Brylane's common stock (based upon the 17,240,889 shares of Brylane common stock we understand to be outstanding as of November 28, 1998) and, thus, there is no realistic prospect of sale of a controlling interest in Brylane to a third party. Therefore, if we are not able to consummate the proposal at a reasonable price we currently intend to continue to be long-term stockholders of Brylane.

     We understand that this proposal will be considered by a special committee of independent directors of Brylane, as required by the Governance Agreement, and that such committee will wish to retain its own financial and legal advisors to assist in those deliberations. We invite such representatives to meet with our advisors to discuss this proposal at your earliest convenience. As required under federal securities laws, this proposal will be made public through a Schedule 13D filing with the SEC, and we will be issuing a press release later today to facilitate dissemination of the information in this letter.

     We hope you will view our proposal favorably and give it your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

     We look forward to hearing from you soon.

    Sincerely,

    /s/ Serge Weinberg                                  /s/ Hartmut Kramer
    Serge Weinberg                                      Hartmut Kramer
    Chairman and Chief Executive Officer                Member of Executive Board
    Pinault-Printemps-Redoute, S.A.                     Pinault-Printemps-Redoute, S.A.
                                                        Chief Executive Officer
                                                        La Redoute S.A.

Following submission of the Proposal Letter to the independent directors of the Company, the Company Board formed the Special Committee. The Special Committee was granted the authority of the Company Board with respect to the Proposal and authorized to retain, at the expense of the Company, financial and legal advisors. The Company Board then reviewed and approved a press release announcing that the Proposal had been received and that the Special Committee comprised of three independent directors had been appointed to consider the Proposal, which press release was issued later that day (the "December 2 Company Press Release"). A copy of the December 2 Company Press Release is filed as Exhibit (a)(13) to the Schedule 14D-1.

On December 4, 1998, the Special Committee met, together with its counsel, and decided to retain a financial advisor, and following such meeting members of the Special Committee met with or spoke to representatives of various investment banking firms, including Bear Stearns, and received and reviewed proposals from such investment banking firms regarding their possible engagement as financial advisor to the Special Committee.

On December 30, 1998, the Special Committee decided that it would select Bear Stearns as its financial advisor. In early January 1999, the Special Committee and Bear Stearns negotiated the terms of Bear Stearns' retention. On January 15, 1999 the Company issued a press release announcing the selection of Bear Stearns as the Special Committee's financial advisor. On various dates in January, February and March 1999, representatives of Bear Stearns met with various members of the Company's management and with various members of the Special Committee.

On January 29, 1999, the Special Committee met with representatives of Bear Stearns and received Bear Stearns' preliminary analysis of the Proposal. At such meeting, Bear Stearns stated that it did not anticipate that it would be in a position to advise that the proposed acquisition price of $20.00 per Share was fair to the Stockholders from a financial point of view.

On February 2, 1999, representatives of J.P. Morgan and Bear Stearns held a meeting at the offices of Bear Stearns in New York to review the Budget Projections (as defined below) which had been provided to Bear Stearns by the Company's management.

Members of Parent's management and representatives of J.P. Morgan held a meeting at the Company's offices on February 12, 1999 to review the Budget Projections with the Company's management. Representatives of Bear Stearns also attended the meeting.

On February 18, 1999, the Company Board held its regularly scheduled Company Board meeting to address matters unrelated to the Proposal. At such meeting, among other matters, the Company's management presented the Company's fiscal 1999, 2000 and 2001 projections prepared in the last quarter of the Company's 1998 fiscal year (the "Budget Projections") to the Company Board. See "--Certain Financial Projections (Unaudited)."

On February 22, 1999, representatives of Bear Stearns and J.P. Morgan held a meeting to discuss their different perspectives on valuation of the Company. At such meeting, J.P. Morgan made a presentation to Bear Stearns of the February 22 Report (as defined below) with respect to the views of J.P. Morgan and Parent's management as to valuation of the Company. See "--Position of Parent and Purchaser Regarding Fairness of the Offer" and "--the Merger--J.P. Morgan Report."

Following such meeting, counsel for Parent made a request to counsel for the Special Committee to set up a meeting between Parent and its advisors and the Special Committee and its advisors.

The Company's management and the Special Committee discussed the outlook for the Company during February 1999 and at meetings held on March 3 and 4, 1999.

On March 4, 1999, members of Parent's management and representatives of Parent's financial and legal advisors met with the Special Committee, its financial and legal advisors and Peter J. Canzone, Chairman and Chief Executive Officer of the Company, to review Parent's perspective on the Company's valuation in light of certain projections of future financial results of the Company prepared as of February 26, 1999 by the Company's management (the "Management Projections") that had been received by J.P. Morgan from Bear Stearns and Parent's own internal analysis of the Company's business. See "--Certain Financial Projections (Unaudited)." As part of these discussions Parent's Chairman and the Special Committee met to discuss various alternatives, including the possibility that Parent might withdraw the Proposal if a satisfactory price could not be agreed upon by the parties and the possibility that the Special Committee might terminate discussions unless the price was significantly improved. During these discussions, Parent expressed a possible willingness to increase the price from that contained in the Proposal, subject to various conditions being satisfied, including, without limitation, negotiation of all remaining issues and a definitive merger agreement, approval of the Special Committee and receipt of a fairness opinion from Bear Stearns. At the conclusion of these discussions, Parent and the Special Committee requested their respective counsel to proceed with the negotiation of a definitive merger agreement.

On March 5, 1999, counsel to Parent delivered a draft merger agreement to counsel for the Special Committee and the Company. Between March 6 and March 9, Parent, the Company and the Special Committee, and their respective counsel, negotiated the terms of the definitive merger agreement. As a result of negotiations, Parent confirmed to the Special Committee that it was willing to increase the price it was prepared to pay to acquire all of the Shares it did not beneficially own to $24.50 per Share.

At a meeting held on March 9, 1999 by telephone conference call, the Special Committee met with its legal and financial advisors. At the meeting, legal counsel to the Special Committee then reviewed the legal duties of the Special Committee in approving a transaction and the proposed terms of the Merger Agreement, and Bear Stearns reviewed its analysis and rendered its oral opinion concerning the fairness from a financial point of view of the proposed consideration to be received by Stockholders (other than Parent, the Company and their respective wholly owned subsidiaries) in the Offer and Merger. See "--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns." The Special Committee unanimously (a) determined that each of the Offer and the Merger is fair to and in the best interests of the

Stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable; (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (c) approved the Company waiving the restriction of the Governance Agreement to permit the Offer and Merger; and
(d) recommended to the Company Board that the Company Board recommend that the Stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger and the Merger Agreement.

Immediately following the Special Committee meeting on March 9, the Company Board met by telephone conference call in a special Company Board meeting, during which meeting the Company Board received presentations from counsel to the Company, counsel to the Special Committee and counsel to Parent and received the recommendation of the Special Committee. With the Parent Directors on the Company Board abstaining and otherwise by unanimous vote, the Company Board (including Mr. Canzone) then (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable; (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) recommended that the Stockholders accept the Offer and tender their Shares in the Offer and adopt and approve the Merger Agreement and the Merger.

At such meeting, following the initial vote, the full Company Board then, by unanimous vote, (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable; (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) recommended that the Company Board recommend that the Stockholders accept the Offer and tender their Shares in the Offer.

Following such meetings and finalization of necessary documentation, Parent, Purchaser and the Company entered into the Merger Agreement.

On March 10, 1999, Parent and the Company issued a joint press release (the "March 10 Press Release") announcing the transactions, including the execution of the Merger Agreement. Also on March 10, 1999, Parent issued a French language press release in Paris (the "French Press Release") announcing the transactions, including the execution of the Merger Agreement. Copies of the March 10 Press Release and the French Press Release are filed as Exhibit (a)(10) and Exhibit
(a)(11), respectively, to the Schedule 14D-1.

Also on March 10, 1999, Parent issued a press release (the "Parent Results Press Release") announcing its audited consolidated results for the year ended December 31, 1999. A copy of the Parent Results Press Release is filed as Exhibit (a)(12) to the Schedule 14D-1. See "THE TENDER OFFER--Section 8 Certain Information Concerning Parent and Purchaser."

On March 15, 1999, the Company issued a press release (the "March 15 Press Release") announcing its results for the fiscal year ended January 30, 1999. See "THE TENDER OFFER--Section 7 Certain Information Concerning the Company." A copy of the March 15 Press Release is filed as Exhibit (a)(9) to the Schedule 14D-1.

On March 16, 1999, pursuant to the Merger Agreement, Purchaser commenced the Offer, and Parent and Purchaser issued a press release (the "March 16 Press Release") announcing commencement of the Offer. A copy of the March 16 Press Release is filed as Exhibit (a)(8) to the Schedule 14D-1.

POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

Position of Parent and Purchaser

Parent and Purchaser believe that the consideration to be received by the Stockholders pursuant to the Offer and the Merger is fair to the Stockholders (other than Parent and Purchaser). Parent and Purchaser base their belief on the following:

     - the fact that the Special Committee concluded that the Offer and the Merger was fair to, and in the best interests of, the Stockholders and that the Merger Agreement is advisable;

     - the fact that the Company Board determined that the Offer and the Merger was fair to, and in the best interests of, the Stockholders and that the Merger Agreement is advisable;

     - notwithstanding the fact that Bear Stearns' opinion was provided solely for the information and assistance of the Special Committee and the Company Board and that Parent and Purchaser are not entitled to rely on such opinion, the fact that the Special Committee received a written opinion from Bear Stearns that, subject to the various assumptions and limitations set forth therein, as of the date thereof, the $24.50 per Share in cash to be received by Stockholders (other than Parent or the Company and their respective wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement is fair to such Stockholders from a financial point of view;

     - the presence of the Minimum Condition ensures that, in order for the Offer to be consummated, at least a majority of the Shares not beneficially owned by Parent will have to be tendered pursuant to the Offer and not properly withdrawn, and, for the Offer to be consummated at 12:00 midnight, New York City time, April 12, 1999 (the "Initial Expiration Date"), at least 90% of the total number of outstanding Shares will have to be tendered pursuant to the Offer and not properly withdrawn (provided, that, following the Initial Expiration Date, Purchaser may, but is not required to, accept for payment Shares tendered and not properly withdrawn which, when aggregated with the Shares beneficially owned by Parent, represent at least 75% of the total number of outstanding Shares);

     - the Merger Agreement was negotiated with the Special Committee at arm's-length;

     - the historical and projected financial performance of the Company and its financial results and Parent's views as to the likelihood of achieving such results under various scenarios (See "--Certain Financial Projections (Unaudited)");

     - the various analyses performed by J.P. Morgan, Parent's financial advisor;

     - the consideration to be paid in the Offer represents a premium of approximately 45.2% over the closing price of the Shares on December 1, 1998, the last trading day, prior to the December 2nd Announcement, an approximately 88.5% premium over the closing price for the Shares one week prior to the December 2nd Announcement, an approximately 62.7% and an approximately 62.7% premium over the average of the Company's closing prices of the Shares for the 30 and 60 days, respectively, prior to December 2, 1998, and an approximately 14.3% premium over the closing price of the Shares on March 9, 1999, the day before the execution of the Merger Agreement;

     - the consideration to be paid to the Stockholders is entirely in cash;

     - in the Merger, Stockholders will receive an amount in cash equal to $24.50 or any greater amount per Share paid pursuant to the Offer (the "Per Share Amount"); and

     - the fact the Governance Agreement, which Parent complied with in connection with the Proposal and the Offer, provided specific procedures for the independent directors, which procedures could be used to prevent Parent from making the Offer if the independent directors believed that it was not in the best interests of the Company's public Stockholders.

Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. In light of the nature of the Company's business, Parent and Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of the Shares.

J.P. Morgan Reports

Pursuant to an engagement letter dated December 1, 1998, Parent retained J.P. Morgan as its exclusive financial advisor in connection with Parent's efforts to acquire the Shares it does not beneficially own (the "Acquisition").

On November 17, 1998, J.P. Morgan made a presentation (the "November 17 Report") to members of Parent's senior management to update Parent on its investment in the Company and to assist Parent in its evaluation of various alternatives with respect to such investment. The information contained in the November 17 report was based upon public information available at such time.

After receiving the Budget Projections prepared by the Company's management and furnished to J.P. Morgan in February 1999 by Bear Stearns, J.P. Morgan and Parent's management prepared a presentation, dated February 22, 1999 (the "February 22 Report"), for certain members of Parent's senior management respecting the views of J.P. Morgan and Parent's management as to the valuation of the Company. See "--Certain Financial Projections (Unaudited)." The February 22 Report was reviewed with Bear Stearns by J.P. Morgan.

On March 4, 1999, J.P. Morgan made a presentation to the Special Committee (the "March 4 Report" and, together with the November 17 Report and the February 22 Report, the "J.P. Morgan Reports"), following delivery to J.P. Morgan by Bear Stearns of the Management Projections prepared by the Company's management and reflecting the Management Projections to certain members of Parent's senior management in which J.P. Morgan further discussed its views on the valuation of the Company. See "--Certain Financial Projections (Unaudited)."

No limitations were imposed by Parent or Purchaser upon J.P. Morgan with respect to the investigations made or procedures followed by J.P. Morgan in rendering any of the J.P. Morgan Reports. The full text of each of the November 17 Report, the February 22 Report and the March 4 Report, which sets forth the assumptions made, matters considered and limits on the review undertaken in such Report, are filed as Exhibits (b)(5), (b)(4), and (b)(3), respectively, to the Schedule 13E-3 and is incorporated herein by reference. The J.P. Morgan Reports are available for inspection and copying at the principal executive offices of the Company during its regular business hours to any Stockholder or his representative who has been so designated in writing.

SET FORTH BELOW IS A SUMMARY OF THE MATERIAL ANALYSES SET FORTH IN THE MARCH 4 REPORT PREPARED BY J.P. MORGAN. THE MARCH 4 REPORT IS DIRECTED ONLY TO J.P. MORGAN'S AND PARENT'S PERSPECTIVES FOR VALUING THE COMPANY AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER HIS SHARES PURSUANT TO THE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE IN CONNECTION WITH THE MERGER. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MARCH 4 REPORT.

In producing the March 4 Report, J.P. Morgan reviewed, among other things, the audited financial statements of the Company for the fiscal year ended January 31, 1998, the unaudited financial statements of the Company for the periods ended May 2, 1998, August 1, 1998 and October 31, 1998 and projected financial results for the fiscal years ended January 30, 1999, January 30, 2000 and January 31, 2001, provided by the Company's management; current and historical market prices of the Shares; certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses believed to be comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; the Budget Projections and the Management Projections; and certain agreements with respect to outstanding indebtedness or obligations of the Company. J.P. Morgan also held discussions with certain members of the senior management of the Company and Parent and Bear Stearns with respect to certain aspects of the Acquisition, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purpose of its March 4 Report.

J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by the Company or Parent or otherwise reviewed by J.P. Morgan, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities of the Company, nor have any valuations or appraisals of the Company been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management, as of the date prepared, as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.

The Budget Projections and the Management Projections furnished to J.P. Morgan for the Company were prepared by the Company's management. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Acquisition and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For additional information regarding such projections see "--Certain Financial Projections (Unaudited)."

The March 4 Report is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such report. Subsequent developments may effect the contents and conclusions of the March 4 Report.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching the conclusions set forth in the March 4 Report. J.P. Morgan conducted its analyses based upon (a) the Management Projections prepared as of February 26, 1999 by the Company's management and delivered to J.P. Morgan by Bear Stearns (the "Management Case"); and (b) the Budget Projections adjusted by Parent, following Parent's internal analysis of the Company's business, to reflect modest reductions in catalog response rates and gross margin rates compared to the Management Case (the "Parent Case"). As the Management Case covered only three fiscal years and the Parent Case covered five fiscal years, J.P. Morgan extended the Management Case an additional two fiscal years, based on certain assumptions jointly developed with Parent. J.P. Morgan's and Parent's preparation of the Parent Case was completed following discussions with the Company's senior management on February 12, 1999 and reflects only one of a broad range of possible economic outcomes for the Company. Where applicable, J.P. Morgan's analyses assumed net debt of $372 million and 17.3 million Shares outstanding on a fully diluted basis.

With respect to certain of its analyses, J.P. Morgan, using publicly available information, compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company. Such companies selected by J.P. Morgan were Coldwater Creek Inc. ("Coldwater"), DM Management Company ("DM"), Lillian Vernon Corporation ("Lillian Vernon"), The Talbots, Inc. ("Talbots"), Intimate Brands, Inc., Spiegel, Inc., Lands' End, Inc. ("Lands' End") and dELiA*s Inc. (collectively, the "Broader Comparable Companies"). These companies were selected, among other reasons, because of the comparable nature of their business segments, size and/or customer base. The Company also performed certain comparison analyses with respect to Coldwater Creek, DM, Lillian Vernon and Talbots, (collectively, the "Comparable Companies"), which J.P. Morgan believed to be more analogous to the Company than the other Broader Comparable Companies due to the Comparable Companies' lack of a substantial Internet presence, as is this case with the Company.

Price/Earnings Analysis. J.P. Morgan conducted a price/earnings ratio valuation. Applying the price/earnings ratio of 17.7x for the Broader Comparable Companies (the "Broader Comparable Companies P/E Ratio") discounted by the historical 12-month average discount of 35% with respect to which the Company has traded relative to the Broader Comparable Companies, derived a value of $19.56 per Share based on the Management Case. Applying the Broader Comparable Companies P/E Ratio, and giving effect to the 35% discount, derived a value of $17.14 per Share based on the Parent Case. J.P. Morgan conducted the same analysis with respect to the Comparable Companies, which have a price/earnings ratio of 14.1x and to which the Company traditionally trades at a 25% discount. This analysis resulted in a value of $15.76 per Share based on the Parent Case and $17.98 per Share based on the Management Case.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value for the Shares. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 1999 through 2003 based upon the Management Case and the Parent Case. J.P. Morgan's analysis assumed a weighted average cost of capital of 10.0%, a terminal period of sales growth of 1.5%, a compound annual revenue growth rate over the five year projected period of 3.1% and 4.8%, a gross margin average over such five year period of 48.0% and 48.6%, and an operating margin average over such five year period of 6.3% and 6.8%, in each case for the Parent Case and the Management Case, respectively. The value derived based on the Parent Case was $16.36 per Share, which implies a fiscal year 1999 estimated EBITDA (earnings before interest, taxes, depreciation and amortization) multiple of 7.0x and a fiscal year 1999 estimated EBIT (earnings before interest and taxes) multiple of 9.3x. The value derived based on the Management Base Case was $22.62 per Share, which implies a fiscal year 1999 estimated EBITDA multiple of 7.7x and a fiscal year 1999 estimated EBIT multiple 10.2x.

Discounted Cash Flow Sensitivity Analysis. J.P. Morgan applied a sensitivity analysis to the foregoing discounted cash flow analysis, applying sales growth rates of 1.0% to 2.0% and weighted average cost of capital rates of 10.0% to 11.0%. Based on the Parent Case, this analysis resulted in a range of valuations from $11.23 per Share to $17.68 per Share. Based on the Management Case, this analysis resulted in a range of valuations from $16.52 per Share to $24.28 per Share.

Comparable Trading Multiples Analysis. J.P. Morgan undertook a comparable trading multiples analysis. Applying the 1999 estimated median EBITDA multiples of the Comparable Companies of 7.0x resulted in an implied value of $16.36 per Share based on the Parent Case and an implied value of $18.25 per Share based on the Management Case. Applying the 1999 estimated median EBIT multiples of the Comparable Companies of 9.7x resulted in an implied value of $17.78 per Share based on the Parent Case and an implied value of $20.39 per Share based on the Management Case.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Parent with respect to the Acquisition on the basis of such experience and its familiarity with Parent and the Company. J.P. Morgan represented Parent in connection with the April 1998 Stock Purchase.

For services rendered in connection with the Acquisition, Parent has agreed to pay J.P. Morgan a total fee of $1.35 million upon acquisition by Purchaser of a majority of the Shares not owned by Parent or Purchaser. In addition, Parent has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the United States federal securities laws. J.P. Morgan is acting as Dealer Manager in the Offer, although it will not be receiving any additional compensation in connection with such assignment.

J.P. Morgan and its affiliates maintain banking and other business relationships with Parent and its affiliates, for which it receives customary fees. In the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade the debt and equity securities of Parent or the Company for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

J.P. Morgan acted as a co-manager of the Initial Public Offering, and the October 1997 Offering, and was to act as a co-manager of an offering the Company was to undertake on behalf of FS&Co. and The Limited and which was canceled as a result of the April 1998 Stock Purchase. In connection with the foregoing offerings, J.P. Morgan received compensation totaling approximately $2.4 million. In 1993 affiliates of J.P. Morgan co-managed the issuance of the Company's senior subordinated notes. In 1996, affiliates of J.P. Morgan co-arranged and co-underwrote the Company's bank debt facility. In 1997, affiliates of J.P. Morgan acted as administrative agent in connection with the Company's bank debt facilities. In connection with such debt issuances, J.P. Morgan received compensation totaling approximately $2.8 million.

RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER

Recommendation of the Special Committee and the Company Board

On March 9, 1999, the Special Committee unanimously

     - determined that each of the Offer and the Merger is fair to and in the best interests of the Stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable;

     - approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

     - approved of the Company waiving the Governance Agreement to permit the Offer and the Merger; and

     - recommended to the Company Board that the Company Board recommend that the Stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger and the Merger Agreement.

On March 9, 1999, the Company Board, based upon, among other things, the unanimous recommendation of the Special Committee, unanimously

     - determined that each of the Offer and the Merger is fair to and in the best interests of the Stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable;

     - approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

     - recommended that the Stockholders accept the Offer and tender their Shares in the Offer and adopt and approve the Merger Agreement and the Merger.

Special Committee. In reaching its determinations and recommendations referred to above, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported such determinations:

     - the history of the negotiations between the Special Committee and its representatives and Parent and its representatives, including (a) that the negotiations resulted in an increase in the price at which Parent was prepared to acquire the Shares from $20.00 to $24.50 per Share, (b) the Special Committee's belief that Parent would not further increase the Offer Price, and, accordingly, $24.50 per Share was, in the opinion of the Special Committee, the highest price which could be obtained from Parent and (c) the Special Committee's belief that further negotiations with Parent could cause Parent to abandon the Offer, with the resulting possibility that the market price for the Shares could fall substantially below $24.50, and probably below $20.00 per Share;

     - the Special Committee's concerns that the changes in the competitive landscape which had caused the Management Projections prepared in February 1999 to assume lower sales growth than that assumed when the Budget Projections were prepared in the last quarter of the Company's 1998 fiscal year also created greater uncertainty that the Company's management could accurately estimate future financial performance and that the Management Projections could be achieved;

     - the possibility that the anticipated release of fourth quarter fiscal 1998 and year end fiscal 1998 earnings of the Company, which are substantially below the expectations of Wall Street analysts, could significantly and adversely impact the Share price in the absence of the Offer;

     - the opinion of Bear Stearns that, based upon and subject to the various assumptions and limitations set forth therein, as of the date thereof, the $24.50 per Share to be received by the Stockholders (other than Parent, the Company or any of their respective wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement is fair to such Stockholders from a financial point of view, and the report and analyses presented to the Special Committee in connection therewith (See "--Opinion of Bear Stearns"); a copy of Bear Stearns' opinion is attached as Schedule II to this Offer to Purchase (Stockholders are urged to read this opinion in its entirety);

     - the possibility that, because of lower than expected Company earnings or a decline in the trading price of the Shares or the stock market in general, the consideration the minority Stockholders would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

     - the facts that Parent has sufficient stock ownership and Company Board representation to prevent a disposition of the Company to a third party without Parent's consent, that Parent had indicated that it was not interested in selling the Company to a third party, and that under such circumstances it was not feasible for the Special Committee to, and it did not and did not ask Bear Stearns to, solicit third party indications of interest for the acquisition of the Company or its businesses;

     - the historical market prices and recent trading activity of the Shares, including (a) that the Offer Price of $24.50 per Share represents a premium of approximately 45.2% over the $16.875 per Share closing price on December 1, 1998, the day prior to the December 2 Announcement, (b) that between September 1998 and the December 2nd Announcement the Shares had traded at prices ranging from a low of $11.13 to a high of $17.13 per Share, and (c) that the Shares never traded on the NYSE above $23.625 per Share following the December 2nd Announcement and prior to execution of the Merger Agreement;

     - the Minimum Condition requirement that Purchaser not accept for payment any tendered Shares unless there are validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 90% of the total number of outstanding Shares, on a fully diluted basis, on the date of purchase; provided, that following the Initial Expiration Date, Purchaser may, but is not required to, accept for payment tendered Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 75% of the total number of outstanding Shares, on a fully diluted basis, on the date of purchase;

     - the terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) that the Minimum Condition may not be waived by Parent or Purchaser; (b) that the terms and conditions of the Offer may not be changed in any manner which is adverse to the Stockholders without the consent of the Special Committee; (c) that the Company may terminate the Merger Agreement if the Special Committee approves or recommends another offer or an agreement to effect an Acquisition Transaction (as defined below) under certain circumstances; (d) that the Offer and Merger are not subject to any financing condition; and (e) the limited nature of the conditions to the Offer and the Merger; and

     - the availability of appraisal rights for the Stockholders under the DGCL in connection with the Merger.

Company Board. In reaching its determinations referred to above, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations:

     - the conclusions and recommendations of the Special Committee;

     - the receipt by the Special Committee of the opinion of Bear Stearns addressed to the Special Committee that, based upon and subject to the various assumptions and limitations set forth therein, as of the date thereof, the $24.50 per Share to be received by the holders of the Shares (other than Parent, the Company or any of their respective wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view; and

     - the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee, the Company and Parent and their respective advisors.

The Company Board recognized that consummation of the Offer and the Merger will deprive current Stockholders of the opportunity to participate in the future growth prospects of the Company, and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the $24.50 price per Share. The members of the Company Board, including the members of the Special Committee, evaluated the Proposal, the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Company Board nor the Special Committee did so.

The Company Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things:

     - the Special Committee consisted of three independent directors appointed to represent the interests of the Stockholders other than Parent and its wholly owned subsidiaries;

     - the Special Committee had the ability, under the Governance Agreement, to prohibit Parent from making the Proposal and proceeding with the negotiations and discussions that led to the Merger Agreement, and the Governance Agreement restricted Parent's ability to acquire beneficial ownership of additional Shares during a standstill period of three years (subject to earlier termination under certain circumstances);

     - the Special Committee retained and received advice from independent legal counsel;

     - the Special Committee retained Bear Stearns as its independent financial advisor to assist it in evaluating a potential transaction with Purchaser and received advice from Bear Stearns;

     - the existence of the Minimum Condition (which may not be waived by Parent or Purchaser) has the effect of requiring a majority of the Stockholders (other than Parent and its wholly owned subsidiaries) to tender their Shares into the Offer in order for it to be consummated;

     - the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and

     - the fact that the $24.50 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other hand.

Under Delaware law, a plan of merger requires the vote of a majority of all outstanding shares entitled to vote thereon in order to be adopted. The Company Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the Stockholders (other than Parent and Purchaser) and that Parent, beneficially owning approximately 49.9% of the outstanding Shares, has sufficient voting power to approve the Merger if other Stockholders holding less than 1% of the outstanding Shares also vote in favor of the Merger. The Parent Directors currently own an aggregate additional 27,270 shares for their personal accounts. Parent is restricted under the Governance Agreement from acquiring beneficial ownership of additional Shares. A condition to the Merger, however, is that Purchaser shall have purchased all Shares tendered in the Offer. Consummation of the Offer is conditioned upon there being validly tendered, and not withdrawn, such number of the then issued and outstanding Shares which, when aggregated with Shares currently beneficially owned by Parent, constitutes at least 90%, or, in certain circumstances, 75%, of the then outstanding Shares on a fully diluted basis, which effectively requires that over 50% of the minority Stockholders tender their Shares.

Opinion of Bear Stearns

The Special Committee retained Bear Stearns to act as its financial advisor in connection with the Offer and the Merger and related matters based upon Bear Stearns' qualifications, expertise and reputation. On March 9, 1999, Bear Stearns delivered its oral opinion to the Special Committee that, based upon the procedures and subject to the assumptions and qualifications described to the Special Committee and later set forth in the written opinion of Bear Stearns dated March 9, 1999, the consideration to be received by the holders of Shares other than the Company, Parent and their respective wholly owned subsidiaries pursuant to the Merger Agreement was fair from a financial point of view.

The full text of Bear Stearns' written opinion dated as of March 9, 1999, which highlights, among other things, assumptions made, matters considered, and scope and limitations on the review undertaken, is attached as Schedule II to this Offer to Purchase and is incorporated herein by reference. A copy of the Bear Stearns' opinion is available for inspection and copying at the principal executive offices of the Company. The following summary is qualified in its entirety by reference to the full text of Bear Stearns' opinion. Stockholders are urged to, and should, read Bear Stearns' opinion carefully and completely.

Bear Stearns' opinion is directed to the Special Committee and the Company Board and addresses the fairness of the consideration, from a financial point of view, to the Stockholders other than the Company, Parent and their respective wholly owned subsidiaries pursuant to the Merger Agreement. It does not address any other aspect of the Merger, including the Company's underlying business decision to pursue the transaction, nor does it constitute a recommendation to the Special Committee, the Company Board or any Stockholders as to whether to tender their Shares in the Offer or how to vote in connection with the Merger.

In arriving at its opinion, Bear Stearns reviewed:

     - a draft of the Merger Agreement, in substantially the form executed by the parties;

     - the Company's Initial Public Offering prospectus dated February 21, 1997, its Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended January 31, 1998 and its Quarterly Reports on Form 10-Q for the periods ended May 2, 1998, August 1, 1998 and October 31, 1998;

     - preliminary financial information for the fiscal year and quarter ended January 30, 1999;

     - certain financial and operating information, including projections, with respect to the business, operations and prospects of the Company furnished to Bear Stearns by the Company;

     - a trading history of the Shares from February 21, 1997 (the date of the Initial Public Offering) to March 4, 1999 and in comparison with those other companies that Bear Stearns deemed generally comparable to the Company; and

     - a comparison of the historical financial results and present financial condition of the Company with those of other companies Bear Stearns deemed relevant; and, to the extent publicly available, the financial terms of certain comparable acquisition transactions.

In addition, Bear Stearns had discussions with the Company's management and the Special Committee concerning the Company's business, operations, assets, liabilities, financial condition, liquidity and prospects and undertook such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

In rendering its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, and without limitation, the projections provided to Bear Stearns by the Company. With respect to the Management Projections, Bear Stearns assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future performance of the Company. In addition, Bear Stearns assumed that, in all respects material to its analysis, the Offer and the Merger would be consummated on the terms set forth in the Merger Agreement and that the representations and warranties contained in the Merger Agreement are true and correct. Bear Stearns did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Bear Stearns furnished with any such appraisals. Bear Stearns' opinion was based on economic, market and other conditions, and on the information made available to Bear Stearns, as of the date of the opinion.

No limitations were imposed by the Company or the Special Committee (or any other party) on the scope of Bear Stearns' investigation or the procedures to be followed by Bear Stearns in connection with preparing the Bear Stearns' opinion, except that Bear Stearns was not authorized to solicit, and did not solicit, indications of interest for the acquisition of all or any part of the Company from any party, nor did it have any such discussions with any party other than Parent.

Set forth below is a brief summary of certain analyses performed by Bear Stearns and reviewed with the Special Committee on March 9, 1999 in connection with the preparation of Bear Stearns' opinion. For the purpose of conducting these analyses, Bear Stearns relied, among other things, on the Management Projections provided to it by the Company, which are summarized in this Offer to Purchase under "-- Certain Financial Projections (Unaudited)."

Applying the Offer Price of $24.50 per Share and the Company's most recent estimates of EBITDA, EBIT and earnings per share for fiscal year 1998 and fiscal year 1999, Bear Stearns calculated

     - the multiple of enterprise value to 1998 EBITDA and EBIT of 9.6x and 13.1x, respectively, and the multiple of market price to 1998 earnings per share of 22.7x; and

     - the multiple of enterprise value to 1999 EBITDA and EBIT of 8.1x and 10.6x, respectively, and the multiple of market price to 1999 earnings per share of 14.4x.

Comparable Public Company Analysis. As part of its analysis, Bear Stearns compared certain financial information of the Company with corresponding publicly available information of a group of five publicly-traded direct marketing companies that Bear Stearns considered comparable in certain respects with the Company. This group included: Blair Corporation, Coldwater, DM, Lands' End and Lillian Vernon (collectively, the "Bear Stearns' Comparable Companies").

Bear Stearns analyzed the Offer Price by comparing certain market trading statistics for the Company with those of the Bear Stearns' Comparable Companies. The market trading information used in the ratios provided below is as of March 4, 1999. The market trading information used in the valuation analysis was enterprise value to projected 1999 EBITDA and EBIT, and market price to estimated 1999 earnings per share. All estimates for the Company were based on Management Projections.

Earnings per share estimates for the Bear Stearns' Comparable Companies were based on the harmonic mean of First Call estimates as of March 4, 1999 while EBITDA and EBIT projections were based on recently available research reports for each Bear Stearns' Comparable Company. An analysis of the multiples for the Bear Stearns' Comparable Companies yielded harmonic mean multiples of projected 1999 EBITDA, EBIT and earnings per share of 6.1x, 7.4x, and 11.6x, respectively. The Offer Price results in implied multiples of projected 1999 EBITDA, EBIT and earnings per share of 8.1x, 10.6x, and 14.4x, respectively.

Precedent Transaction Analysis. Using publicly available information, Bear Stearns performed an analysis of 15 precedent transactions of direct marketing/catalog companies that Bear Stearns deemed comparable to the Offer and the Merger. This analysis yielded harmonic mean multiples of latest 12 month's EBITDA, EBIT and earnings per share of 9.4x, 11.7x and 20.9x, respectively. The Offer, based on the Company's most recent estimates for fiscal 1998, results in implied multiples of EBITDA, EBIT and earnings per share of 9.6x, 13.1x, and 22.7x, respectively.

Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis of the Company for the fiscal years ended 1999 through 2003 based on the Management Projections, which Bear Stearns extended for purposes of this analysis to 2003 based on guidance from the Company. Unlevered free cash flows of the Company were calculated as EBITA less taxes plus depreciation less capital expenditures less changes in working capital. Bear Stearns calculated terminal values by applying a range of exit multiples of 6.5x to 7.5x 2003 EBITDA for the Company. These multiples implied perpetual growth rates of unlevered free cash flows of 3.3% to 4.1%, representing estimated ranges of long-term cash flow growth rates for the Company. The unlevered cash flow streams and terminal values were then discounted to the present using a range of discount rates from 10.5% to 11.5%, representing an estimated weighted average cost of capital range for the Company. The discounted values were then adjusted by adding cash and subtracting debt to arrive at implied equity values. Based on this analysis, Bear Stearns calculated implied per share values for the Company from $18 to $25.

No company or transaction used in the Bear Stearns' Comparable Company or precedent transaction analysis is identical to the Company or the Offer or the Merger. Accordingly, any preceding analysis involved complex considerations and judgments concerning financial and operating characteristics of the Company and other general business, economic, market, or financial factors that could affect the public trading value or acquisition value of the Company and of the companies to which it is being compared.

The preparation of a fairness opinion is a complex process and is not conducive to a partial analysis or summary description. In arriving at its opinion, Bear Stearns considered the results of all its analysis as a whole and did not attribute any particular weight to any analysis or factor considered by it. Bear Stearns believes that selecting any portion of the analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Bear Stearns may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Bear Stearns' view of the actual value of the Company.

In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Bear Stearns are not necessarily indicative of actual value. These analyses were performed solely as part of Bear Stearns' analysis of whether the consideration to be received by the Stockholders other than the Company, Parent and their respective wholly owned subsidiaries pursuant to the Merger Agreement, was fair from a financial point of view, and were conducted in connection with the delivery of Bear Stearns' opinion. The analyses are not appraisals that reflect the prices at which the Company might actually be sold.

As described above, Bear Stearns' opinion provided to the Special Committee and the Company Board was one of a number of factors taken into consideration by the Special Committee in making its determination to recommend adoption of the Merger Agreement and the transactions contemplated thereby. Consequently, the Bear Stearns' analyses described above should not be viewed as determinative of the opinion of the Special Committee or the view of the Company's management with respect to the value of the Company.

In connection with its opinion, Bear Stearns made a presentation to the Special Committee on March 9, 1999 (the "Bear Stearns Report") as to the fairness of the Offer based on the foregoing analyses. A copy of the Bear Stearns Report is filed as Exhibit (b)(2) to the Schedule 13E-3. The Bear Stearns Report is available for inspection and copying at the principal executive offices of the Company during its regular business hours to any Stockholder or his representative who has been so designated in writing.

Bear Stearns is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Bear Stearns is regularly engaged in the valuation of business and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuation for estate, corporate and other purposes. Bear Stearns has advised the Special Committee that, in the ordinary course of its business, Bear Stearns and its affiliates may actively trade the debt and equity securities or senior loans of the Company and Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short term position in the securities. Bear Stearns and its affiliates may maintain relationships with the Special Committee and Parent in the future.

Pursuant to a letter agreement (the "Bear Stearns Letter Agreement") between the Special Committee, the Company and Bear Stearns, dated January 28, 1999, the Company agreed to pay Bear Stearns the following compensation: (a) an initial cash fee of $500,000; (b) an additional cash fee of $500,000 at the earlier of April 30, 1999 or at such time Bear Stearns rendered an opinion; and (c) a cash fee of $300,000 if Bear Stearns is called upon for testimony by deposition or trial in litigation relating to any transaction. The Company has also agreed to reimburse Bear Stearns for its reasonable out-of pocket expenses, including attorneys fees, and to indemnify Bear Stearns against certain liabilities, including liabilities under the federal securities laws. The Securities and Exchange Commission (the "Commission") has taken the position that such indemnification under the federal securities laws may not be enforceable if it is found to be against public policy.

CERTAIN FINANCIAL PROJECTIONS (UNAUDITED)

The Company does not, as a matter of course, make public forecasts or projections as to future sales, expenses, earnings or other income statement data. However, after making the Proposal, Bear Stearns, on behalf of the Special Committee, provided Parent with certain analyses prepared by the Company's management which included the Budget Projections and the Management Projections. See "--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns." Such information has been set forth below for the limited purpose of giving Stockholders access to projections by the Company's management that were available for review by Parent in connection with the Proposal and the Offer.

The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's or Parent's control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that the Company, Parent, Purchaser or anyone else who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of Parent, Purchaser, the Company or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and the Company has made no representations to Parent or Purchaser regarding such information.

The Management Projections were prepared later than the Budget Projections and, unlike the Budget Projections, took into account the Company's performance in the first four weeks of fiscal year 1999. The Budget Projections were prepared in the last quarter of the Company's 1998 fiscal year as part of the Company's annual planning and budgeting process and were developed both to plan for the future and as a set of management objectives. The Budget Projections, at the time of their preparation, reflected the Company's management's best judgment as to the most likely future financial results of the Company, including assumed consumer reaction to several merchandising changes in certain key catalogs. The Management Projections, at the time of their preparation during the first quarter of fiscal year 1999, represented the Company's management's best judgment as to the most likely future financial results of the Company.

Several factors were considered by the Company's management in developing the Management Projections, including, without limitation:

     - substantially fewer orders from certain initial spring mailings reflecting disappointing responses to several merchandising changes;

     - changes in the industry indicating more intense competition from existing and new entrants resulting in more alternatives for the consumer, including the Internet as a distribution channel, at competitive prices; and

     - loss of key management in the Chadwick's division.

With respect to each of the Budget Projections and the Management Projections, the first projected year is based on a detailed set of merchandising and operational assumptions by selling season, while the second and third projected years are based upon a more general set of assumptions that might result from the successful achievement of the initial year financial objectives. Because of the factors discussed above, the Budget Projections do not currently represent the Company's management's judgment of the most likely future financial results of the Company. Management does not intend to make publicly available any updated projections which it may prepare in the ordinary course of business.

                                  BRYLANE INC.
                               BUDGET PROJECTIONS
         PREPARED IN THE LAST QUARTER OF THE COMPANY'S 1998 FISCAL YEAR

                                                     -----------------------------------------------------------
                                                      ACTUAL     ESTIMATE    PROJECTED    PROJECTED    PROJECTED
                                                      FISCAL      FISCAL      FISCAL       FISCAL       FISCAL
                                                       1997      1998(1)       1999         2000         2001
                                                     --------    --------    ---------    ---------    ---------
($ in millions, except per share data)
Net Sales                                            $1,314.8    $1,328.3    $1,388.9     $1,479.2     $1,590.1
  % Growth                                                 --         1.0%        4.6%         6.5%         7.5%
Gross Margin                                            637.2       640.6       678.1        718.9        772.8
  % of Net Sales                                         48.5%       48.2%       48.8%        48.6%        48.6%
Advertising                                             302.2       329.4       328.2        347.6        373.7
  % of Net Sales                                         23.0%       24.8%       23.6%        23.5%        23.5%
Fulfillment Costs                                       124.4       142.6       152.7        160.9        171.7
  % of Net Sales                                          9.5%       10.7%       11.0%        10.9%        10.8%
Support Services                                         89.3        91.5        96.0        100.6        106.5
  % of Net Sales                                          6.8%        6.9%        6.9%         6.8%         6.7%
                                                     --------    --------    --------     --------     --------
Operating Income(2)                                  $  121.3    $   77.1    $  101.2     $  109.8     $  120.8
  % of Net Sales                                          9.2%        5.8%        7.3%         7.4%         7.6%
EBITDA(2)                                            $  135.7    $   88.8    $  113.5     $  122.3     $  133.3
  % of Net Sales                                         10.3%        6.7%        8.2%         8.3%         8.4%
Amortization                                             11.0        11.3        11.2         11.2         11.0
Interest Expense                                         27.7        29.2        25.5         24.0         23.1
                                                     --------    --------    --------     --------     --------
Pretax Income                                            82.6        36.6        64.5         74.6         86.7
Taxes                                                    31.5        14.1        24.8         28.7         33.4
                                                     --------    --------    --------     --------     --------
Net Income(2)                                        $   51.1    $   22.2    $   39.6     $   45.9     $   53.3
                                                     ========    ========    ========     ========     ========
  % of Net Sales                                          3.9%        1.7%        2.9%         3.1%         3.4%
                                                     ========    ========    ========     ========     ========
Net Income(3)                                        $   47.0    $   15.5    $   39.6     $   45.9     $   53.3
                                                     ========    ========    ========     ========     ========
  % of Net Sales                                          3.6%        1.2%        2.9%         3.1%         3.4%
Fully Diluted Shares (millions)                          19.4        18.1        17.3         17.3         17.3
Earnings Per Share(2)                                $   2.67    $   1.25    $   2.29     $   2.65     $   3.08

---------------
Footnotes:

(1) These estimates have been superseded by the Company's recently announced earnings for fiscal year 1998. See "THE TENDER OFFER--Section 7. Certain Information Concerning the Company."

(2) Does not include after-tax charge of $6.7 million in fiscal year 1998 relating to deferred financing fees incurred through refinancing of bank debt and redemption of senior subordinated notes, and $4.1 million in fiscal year 1997 relating to deferred financing fees incurred through refinancing of bank debt.

(3) After extraordinary charge described in note 2.

                                  BRYLANE INC.
                             MANAGEMENT PROJECTIONS
                            AS OF FEBRUARY 26, 1999

                                                     -----------------------------------------------------------
                                                      ACTUAL     ESTIMATE    PROJECTED    PROJECTED    PROJECTED
                                                      FISCAL      FISCAL      FISCAL       FISCAL       FISCAL
                                                       1997      1998(1)       1999         2000         2001
                                                     --------    --------    ---------    ---------    ---------
($ in millions, except per share data)
Net Sales                                            $1,314.8    $1,328.4    $1,356.5     $1,444.6     $1,553.0
  % Growth                                                            1.0%        2.1%         6.5%         7.5%
Gross Margin                                            637.2       635.5       659.8        700.6        753.2
  % of Net Sales                                         48.5%       47.8%       48.6%        48.5%        48.5%
Advertising                                             302.2       328.3       328.2        346.7        372.7
  % of Net Sales                                         23.0%       24.7%       24.2%        24.0%        24.0%
Fulfillment Costs                                       124.4       143.0       150.4        157.5        167.7
  % of Net Sales                                          9.5%       10.8%       11.1%        10.9%        10.8%
Support Services                                         89.3        92.2        94.8         98.2        104.1
  % of Net Sales                                          6.8%        6.9%        7.0%         6.8%         6.7%
                                                     --------    --------    --------     --------     --------
Operating Income(2)                                  $  121.3    $   72.1    $   86.4     $   98.2     $  108.7
  % of Net Sales                                          9.2%        5.4%        6.4%         6.8%         7.0%
EBITDA(2)                                            $  135.7    $   83.8    $   98.7     $  110.7     $  121.2
  % of Net Sales                                         10.3%        6.3%        7.3%         7.7%         7.8%
Amortization                                             11.0        11.3        11.2     $   11.2         11.0
Interest Expense                                         27.7        29.1        27.6         25.0         24.1
                                                     --------    --------    --------     --------     --------
Pretax Income                                            82.7        31.7        47.6         62.0         73.6
Taxes                                                    31.5        12.2        18.3         23.9         28.3
                                                     --------    --------    --------     --------     --------
Net Income(2)                                        $   51.1    $   19.5    $   29.3     $   38.1     $   45.2
                                                     ========    ========    ========     ========     ========
  % of Net Sales                                          3.9%        1.5%        2.2%         2.6%         2.9%
                                                     ========    ========    ========     ========     ========
Net Income(3)                                        $   47.0    $   12.8    $   29.3     $   38.1     $   45.2
                                                     ========    ========    ========     ========     ========
Fully Diluted Shares (millions)                          19.4        18.1        17.3         17.3         17.3
Earnings Per Share(2)                                $   2.67    $   1.08    $   1.70     $   2.21     $   2.62

---------------
Footnotes:

(1) These estimates have been superseded by the Company's recently announced earnings for fiscal year 1998. See "THE TENDER OFFER--Section 7. Certain Information Concerning the Company."

(2) Does not include after-tax charge of $6.7 million in fiscal year 1998 relating to deferred financing fees incurred through refinancing of bank debt and redemption of senior subordinated notes, and $4.1 million in fiscal year 1997 relating to deferred financing fees incurred through refinancing of bank debt.

(3) After extraordinary charges described in note 2.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain matters discussed herein, including without limitation, the Budget Projections and Management Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Offer to Purchase for the limited purpose of giving Stockholders access to projections by the Company's management that were made available to Parent. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Budget Projections and Management Projections were based on assumptions concerning the Company's products and business prospects in 1999 through 2001, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Budget Projections and Management Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which the Company operates; greater than anticipated competition or price pressures; new product offerings; better or worse than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Budget Projections and Management Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to Parent by the Company. Neither Parent's nor the Company's independent accountants have examined, complied or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither Parent nor the Company nor any other party assumes any responsibility for the accuracy or validity of the foregoing Budget Projections and Management Projections. Neither Parent, Purchaser nor the Company intends to provide any updated information with respect to any forward-looking statements.

PURPOSE AND STRUCTURE OF THE OFFER; REASONS OF PARENT AND PURCHASER FOR THE OFFER AND THE MERGER

The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire complete control of the Company Board and the entire equity interest in the Company. In light of the terms of the Governance Agreement, Parent did not consider any alternative means to accomplish such purpose. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement. The two-step Offer and Merger structure have been used in lieu of a one-step merger because Parent believes that a tender offer may be consummated more quickly than a one-step merger transaction.

Parent believes that the acquisition by Parent of the remaining Shares is appropriate at this time because the acquisition will better position the Company to pursue future business and growth opportunities, while allowing Parent to capitalize upon cross-border opportunities in the specialty catalog sector in a more effective manner. See "--Background of the Offer--Business of the Company" and "--Background of the Offer--History and Background of the Company and Arrangements between the Company, Parent and Purchaser."

Parent has also been disappointed by the Company's recent financial results and believes that significant actions may be warranted with respect to the Company's business in order to reverse the recent declining trend with respect to the Company's financial results. Parent believes that the Company will not be able to successfully implement the changes Parent believes to be necessary so long as the Company remains public, subject to the vagaries of the stock market and the short-term outlook of many public Stockholders and analysts. Parent believes that if the Company is no longer public, it would be better able to implement changes to the Company's warehouse distribution systems as well as to remedy problems in the Chadwick business. In addition, Parent is not willing to make the significant investment in resources and expertise that it believes will be necessary to reverse recent trends, absent ownership of all of the Shares. Parent also believes that it may be better able to motivate and incentivise the Company's management as a private entity.

PLANS FOR THE COMPANY; CERTAIN EFFECTS OF THE OFFER

As promptly as practicable following the purchase of and payment for Shares under the Offer, (a) Parent intends, in the event Purchaser acquires a number of shares such that, when aggregated with such other Shares beneficially owned by Parent, represents at least 90% of the then outstanding Shares to cause a "short-form" merger of Purchaser and the Company under the DGCL with Stockholders (other than Parent, the Company and their respective wholly owned subsidiaries and other than Shares (if any) held by Dissenting Stockholders) receiving $24.50 per share in cash in such Merger and (b) in the event Purchaser acquires less than 90% of the then outstanding Shares, including Shares currently beneficially owned by Parent, the

Company intends to cause a special meeting of Stockholders to be held to vote upon the Merger (the "Special Meeting"). If Purchaser does not acquire a number of shares such that, when aggregated with such other Shares beneficially owned by Parent, represents at least 90% of the then outstanding Shares, and a vote of Stockholders is required under the DGCL to consummate the Merger, a significantly longer period of time will be required to effect the Merger. In the Merger Agreement, the Company has agreed to convene a Special Meeting as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, and, subject to fiduciary obligations of the Company Board and the Special Committee under applicable law, to include in the related proxy statement the recommendation of the Company Board and the Special Committee that Stockholders vote in favor of the approval of the Merger Agreement. Parent has agreed to cause all Shares then owned by it, Purchaser or any of its other subsidiaries (as defined below) to be voted in favor of approval of the Merger Agreement.

It is expected that, initially following the Merger, except as set forth below, the business and operations of the Company will be conducted in a manner substantially similar to how they are conducted currently. However, Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take further actions as its deems appropriate under the circumstances then existing.

Except as otherwise described in this Offer to Purchase, Parent has no current plans or proposals which relate to or would result in: (a) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the Company's management or any change in any material term of the employment contract of any executive officer; or (d) any other material change in the Company's corporate structure or business.

Nevertheless, Parent may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of the Company and Parent. As a result of the Merger, it is Parent's intention that the Company Board will consist solely of Mr. Canzone and representatives of Parent. Parent may also consider material changes in the present dividend policy (which is currently not to pay any dividends), indebtedness and capitalization of the Company. Parent intends to take actions that will respond to the recent disappointing financial results, following a full review of the Company's operations after completion of the Offer and the Merger. In particular, Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments. Parent has no present intention to change the Company's senior management or the terms of their employment and currently intends to work with the Company's senior management to develop appropriate incentives for management of the Company.

As a result of the Offer, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Parent's direct and indirect interest in such items will increase to 100%, and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations, and any future increase in the Company's value and the right to elect all members of the Company Board. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger.

Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, Stockholders will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, Stockholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger.

Following consummation of the Offer, the Company may fail to meet certain of the criteria for continued listing on the NYSE and be subject to delisting. The criteria for listing on the NYSE include a requirement that the Company have at least 1,200 beneficial stockholders of 100 Shares or more and at least 600,000 publicly held Shares. In addition, the registration of the Shares under the Exchange Act may be terminated either (a) 90 days following consummation of the Offer, if there be fewer than 300 stockholders of record or (b) 90 days following consummation of the Merger. Accordingly, following the Merger there will be no publicly traded Common Stock of the Company outstanding. See "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange and Exchange Act Registration."

It is expected that, if Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business.

RIGHTS OF STOCKHOLDERS IN THE OFFER AND THE MERGER; APPRAISAL RIGHTS

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Stockholders who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting Stockholders (the "Dissenting Stockholders") would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the "Dissenting Shares"). In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any Dissenting Stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Dissenting Shares. Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Merger. In this regard, Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including Bear Sterns' opinion described in this Offer to Purchase and the J.P. Morgan Reports described in this Offer to Purchase) are not necessarily opinions as to "fair value" under
Section 262.

THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. The foregoing summary of Section 262 is qualified in its entirety by reference to Section 262, a copy of which is attached as Schedule III to this Offer to Purchase.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement, a copy of which is attached as Schedule IV to this Offer to Purchase. Such summary is qualified in its entirety by reference to the Merger Agreement.

The Offer

The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer." Without the prior consent of the Special Committee, Purchaser has agreed that it will not

     - decrease the price to be paid in the Offer and the Merger;

     - change the number of Shares sought to be purchased in the Offer to less than all of the outstanding Shares not beneficially owned by Parent;

     - change the form of the consideration payable in the Offer;

     - add to the conditions to the Offer described in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer;" or

     - make any other change in the terms or conditions of the Offer which is adverse to Stockholders.

Pursuant to the Merger Agreement, Purchaser

     - if requested by the Company at the direction of the Special Committee, will extend the Offer for up to 20 business days in the event that on the Initial Expiration Date, Purchaser has not accepted for payment Shares pursuant to the Offer as a result of one or more of the conditions to the Offer set forth in Annex I of the Merger Agreement and described in

       "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" not having been satisfied or waived by Purchaser;

     - at its discretion, may determine from time to time to extend the Offer for no more than an aggregate of 20 business days following the later of the Initial Expiration Date and the first expiration date thereafter on which all of the conditions to the Offer set forth in Annex I to the Merger Agreement and described in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" have been satisfied or waived, if applicable. If Purchaser extends the Offer in accordance with the provisions described in this clause, all of the conditions of the Offer will be deemed to have been irrevocably satisfied for all purposes of the Offer and will not be asserted as a basis for not consummating the Offer; and

     - may, from time to time at its discretion, extend the Offer in increments of up to 10 business days each, if one or more of the conditions to the Offer set forth in Annex I to the Merger Agreement and described in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" has not been satisfied or waived.

Pursuant to the Merger Agreement, Purchaser has agreed not to accept for payment any Shares tendered pursuant to the Offer unless there have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with the Shares beneficially owned by Parent, satisfy the Minimum Condition.

The Merger; Effect of the Merger

The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Prior to the Effective Time, the directors of the Company, other than directors who are directors of Purchaser and other than Mr. Canzone, will resign from the Company Board effective immediately following the Effective Time. The officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, and will hold office until their successors are duly elected and qualified or their earlier death, resignation or removal.

If required to consummate the Merger, the Company has agreed that it will:

     - call and hold a Special Meeting as soon as practicable following the acceptance for payment of Shares by Purchaser pursuant to the Offer to consider and take action on the Merger Agreement;

     - prepare and file with the Commission a preliminary proxy statement relating to the Merger Agreement and use its reasonable best efforts (a) to cause a definitive proxy statement (the "Proxy Statement") to be mailed to Stockholders, and (b) subject to the fiduciary duties of the Company Board, to obtain the necessary approvals of the Merger and the Merger Agreement by Stockholders; and

     - subject to the fiduciary obligations of the Company Board and the Special Committee, include in the Proxy Statement the recommendation of the Company Board and the Special Committee that Stockholders vote in favor of the approval of the Merger Agreement.

Parent has agreed that it will vote, or cause to be voted, all of the Shares then beneficially owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger Agreement. As of the date of this Offer to Purchase, Parent beneficially owns 8,617,017 Shares, representing approximately 49.9% of the outstanding Shares, and the Parent Directors own an additional 27,270 Shares for their own accounts.

The parties have agreed that, in the event that Parent, Purchaser or any other subsidiary of Parent acquires, together with the Shares beneficially owned by Parent, at least 90% of the outstanding Shares pursuant to the Offer, they will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by Purchaser pursuant to the Offer without a Stockholder meeting.

Conversion of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by Parent, Purchaser, any wholly owned subsidiary of Parent or Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company and other than Dissenting Shares), will be converted into the right to receive in cash an amount (the "Merger Price") equal to the price paid in the Offer.

Options. All the outstanding Options will be canceled as of the Effective Time. Immediately prior to the Effective Time, each Option, whether or not then vested or exercisable, will no longer be exercisable but will entitle the holder who is an employee or director of the Company or any of its subsidiaries at the Effective Time, to payments in cash at the Effective Time, equal to the product of (a) the total number of Shares subject to such Option, whether or not then vested or exercisable, and (b) the excess (if any) of the Merger Price over the exercise price per Share subject to such Option.

Conduct of Business of the Company

Pursuant to the Merger Agreement, the Company has agreed that, until the Effective Time, except as permitted by the Merger Agreement or with the prior written consent of Parent, the Company:

     - will, and will cause each of its subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice; and

     - will use its reasonable best efforts, and will cause each of its subsidiaries to use its reasonable best efforts, to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the good will of those having business relationships with it, including, without limitation, maintaining satisfactory relationships with licensors, suppliers, distributors, customers and others having business relationships with the Company.

The Company has also agreed that it will not, and will not permit any of its subsidiaries to, prior to the Effective Time, without the prior written consent of Parent:

     - adopt or propose any amendment to its Certificate of Incorporation or By-Laws or comparable organizational documents;

     - issue, reissue, pledge or sell, or authorize the issuance, reissuance, pledge or sale of (a) additional shares of capital stock, or securities convertible into capital stock, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares, in accordance with the terms of the instruments governing such issuance on the date of the Merger Agreement, pursuant to the exercise of Options outstanding on March 10, 1999 or (b) any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock outstanding on the date of the Merger Agreement;

     - make any other changes in its capital structure;

     - declare, set aside or pay any dividend or other distribution in respect of any of its capital stock other than between the Company and any of its wholly owned subsidiaries;

     - split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities, or create any subsidiaries;

     - incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur or pre-pay debt in the ordinary course of business in amounts and for purposes consistent with past practice;

     - assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person except in the ordinary course of business consistent with past practice;

     - make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances or capital contributions between any wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company;

     - other than in the ordinary course of business, (a) modify, amend or terminate any material contract, (b) except as required by law, waive, release, relinquish, settle, compromise or assign any material contract (or any of the Company's rights thereunder), right or claim, or (c) cancel or forgive any indebtedness owed to the Company or any of its subsidiaries except in ordinary course of business consistent with past practice;

     - file any tax return (except in the ordinary course of business), or make or revoke any tax election, or change any method of accounting, except to the extent that such action would not have a Material Adverse Effect on the Company (as defined below);

     - other than in the ordinary course of business, enter into any contract or agreement that would be material to the Company and its subsidiaries taken as a whole;

     - except as may be required as a result of a change in applicable law or in generally accepted accounting principles, make any change in its methods or principles of accounting; or

     - agree in writing or otherwise to take any of the actions described above or any action which would cause any representation or warranty in the Merger Agreement to be or become untrue or incorrect in any material respect.

Covenants

Acquisition Transactions. The Company has agreed to promptly advise Parent in reasonable detail of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to a merger, liquidation, recapitalization, consolidation or other business combination involving the Company or its subsidiaries, or any combination of such transactions (an "Acquisition Transaction"), including the offeror and the terms of any proposal relating to an Acquisition Transaction. The Company has agreed to promptly advise Parent of any material development relating to a proposal, including the results of any discussions or negotiations. The Company has agreed that it will not provide any non-public information to any third party without having entered into a customary confidentiality agreement.

Indemnification and Insurance. Parent has agreed, from and after the Effective Time, to cause the Surviving Corporation to indemnify and hold harmless the officers and directors of the Company (the "Indemnified Parties") for acts or omissions occurring prior to the Effective Time to the extent currently provided under the Company's Certificate of Incorporation, By-Laws and pre-existing indemnification agreements. Parent has also agreed that the Company, and from and after the Effective Time, the Surviving Corporation will cause the Company's current directors' and officers' liability insurance policies to be maintained for not less than six years, subject to certain limitations specified in the Merger Agreement. The Merger Agreement also sets forth the specific procedures for indemnification.

Management: Parent has stated in the Merger Agreement that it has no present intention to change the Company's senior management or the terms of their employment following consummation of the Transactions. Parent has also specified that it intends to work with the Company's senior management to develop appropriate incentives for the Company's management following consummation of the transactions contemplated under the Merger Agreement.

Other Covenants. The Merger Agreement contains other covenants of Parent, Purchaser and the Company relating to, among other things:

     - access by Parent and Purchaser to information concerning the Company;

     - use of reasonable best efforts to obtain necessary consents and make necessary filings; and

     - notifications of certain matters.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties, including representations

     - by the Company, Parent and Purchaser regarding organization matters, authority and conflicts and consents;

     - by the Company regarding organizational documents, capitalization, filings with the Commission, financial statements, employee benefit matters, litigation, taxes, intellectual property, year 2000 compliance and required vote for the Merger;

     - by the Company regarding the absence of a Material Adverse Effect on the Company and the ordinary course operation of the Company and its subsidiaries, in each case since January 30, 1999; and

     - by Parent and Purchaser regarding availability of financing for the Offer and Merger.

For purposes of the Merger Agreement and this Offer:

     - "Material Adverse Effect on the Company" means any change in or effect on the business, assets, liabilities, financial condition, results of operation or prospects of the Company or its subsidiaries that is materially adverse to the Company and its subsidiaries taken as a whole.

     - "Material Adverse Effect on Parent" means any change in or effect on the business, assets, liabilities, financial condition, results of operation or prospects of Parent or its subsidiaries that is materially adverse to Parent and its subsidiaries taken as a whole.

     - "subsidiary" when used with respect to any party means any corporation or other organization, incorporated or unincorporated, (a) of which such party or another subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any subsidiary of such party do not have 50% or more of the voting interests in such partnership) or (b) 50% or more of the securities or other interests of which having by their terms ordinary voting power to elect at least 50% of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or one or more of its subsidiaries (or if there are no such voting securities or interests, 50% or more of the equity interests of which is directly or indirectly owned or controlled by such party or one or more of its subsidiaries).

Conditions to the Merger

Pursuant to the Merger Agreement, the obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of the following conditions:

     - the transactions contemplated by the Merger Agreement shall have been approved by the Stockholders, if required by the DGCL;

     - Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement (this condition will be deemed satisfied if Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer);

     - the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court or any governmental entity, and there shall be no statute, rule or regulation which prevents consummation of the Merger or the other transactions contemplated by the Merger Agreement;

     - there shall be no pending claim, action, suit, hearing or proceeding ("Action") challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by the Merger Agreement, or any Action filed against the Company or any of its subsidiaries that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or on the consummation of the transactions contemplated by the Merger Agreement; and

     - any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Merger shall have expired or terminated and any other approvals or requirements under any other antitrust or similar laws shall have been obtained or complied with.

Termination

The Merger Agreement provides that it may be terminated:

     - by the mutual written consent of Parent and the Company;

     - by the Company, if (a) Purchaser fails to commence the Offer, (b) Purchaser has not accepted for payment and paid for Shares pursuant to the Offer on or before June 30, 1999 (subject to extension in certain events), or (c) Purchaser fails to purchase validly tendered Shares in violation of applicable law;

     - by Parent or the Company, if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased; provided that neither Parent nor the Company may so terminate the Merger Agreement if it has breached the Merger Agreement in any material respect or, in the case of Parent, if it or Purchaser is in material violation of the terms of the Offer;

     - by Parent or the Company, if there is a final and nonappealable order, decree or ruling or other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger;

     - by the Company, if prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, the Special Committee approves or recommends another offer or an agreement to carry out an Acquisition Transaction proposal made by a third party, on terms which a majority of the members of the Special Committee have determined in good faith (a) based on the advice of a nationally recognized investment banker, are more favorable to the Company and the Stockholders (other than Parent and Purchaser) than the transactions contemplated by the Merger Agreement and (b) based on the advice from its outside counsel, that failure to so approve and terminate the Merger Agreement would constitute a breach of fiduciary duties of the Company Board;

     - by Parent prior to the purchase of Shares pursuant to the Offer, if the Special Committee (a) withdraws or modifies in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (b) approves or recommends another offer or an agreement to carry out an Acquisition Transaction proposal made by a third party or (c) resolves to take of these actions;

     - by the Company prior to the consummation of the Offer, if (a) any of the representations and warranties of Parent or Purchaser contained in the Merger Agreement and qualified as to materiality were when made or have since become untrue or incorrect or (b) any other representations or warranties of Parent or Purchaser contained in the Merger Agreement were when made or have become untrue or incorrect and such breach could reasonably be expected individually or in the aggregate, to have a Material Adverse Effect on Parent or on the ability of Parent or Purchaser to consummate the Offer and the Merger;

     - by the Company prior to the consummation of the Offer, if Parent or Purchaser have breached or failed to comply in any material respect with any of their respective agreements or obligations under the Merger Agreement and the breach is not cured prior to the earlier of (a) 10 days following notice of such breach and (b) two business days prior to the date on which the Offer expires;

     - by Parent prior to the purchase of Shares pursuant to the Offer, if (a) any of the representations or warranties of the Company (1) contained in the Merger Agreement and qualified as to materiality or (2) relating to its capitalization were when made or have since become untrue or incorrect or (b) any other representations or warranties of the Company contained in the Merger Agreement (other than the representations and warranties relating to its capitalization) were when made or have become untrue or incorrect and such breach could reasonably be expected individually or in the aggregate, to have Material Adverse Effect on the Company or which could reasonably be expected individually or in the aggregate, to prevent or materially delay the consummation of the Offer;

     - by Parent prior to the purchase of Shares pursuant to the Offer, if the Company shall have breached or failed to comply in any material respect with any of its agreements or obligations under the Merger Agreement and the breach is not cured prior to the earlier of (a) 10 days following notice of such breach and (b) two business days prior to the date on which the Offer expires; or

     - by Parent prior to the purchase of Shares pursuant to the Offer, if the Minimum Condition is not satisfied by the expiration date of the Offer and on or prior to such date any person (other than Parent or Purchaser or any affiliate thereof) makes a proposal or public announcement or communication to the Company regarding an Acquisition Transaction.

Amendment and Waiver

The Merger Agreement may be amended by the Company, Parent and Purchaser at any time before or after approval of the Merger Agreement by the Stockholders but, after such approval, no amendment may be made which decreases the Merger Price or adversely affects the rights of the Stockholders without the approval of the Stockholders.

At any time prior to the Effective Time, the parties may

     - extend the time for the performance of any of the obligations or other acts of any other party to the Merger Agreement;

     - waive any inaccuracies in the representations and warranties by any other party to the Merger Agreement; or

     - waive compliance with any of the agreements of any other party to the Merger Agreement or with any conditions to its own obligations.

Fees and Expenses

The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expenses. If the Merger Agreement is terminated by the Company under limited circumstances, Parent has agreed to reimburse the out-of-pocket costs and expenses incurred by the Company in connection with the Merger Agreement and related transactions.

Conditions to the Offer

Annex I to the Merger Agreement sets forth the conditions to consummation of the Offer, including without limitation, the Minimum Condition and the absence of a development or event which has, or could reasonably be expected to have, Material Adverse Effect on the Company. For a description of conditions to consummation of the Offer, see "THE TENDER OFFER--Section 12. Certain Conditions of the Offer."

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

Related Party Transactions

In considering the recommendation of Parent, the Company Board and the Special Committee with respect to the Offer and the Merger, Stockholders should be aware that Parent and Parent Directors have interests in the Offer and the Merger which are described below and which may be different from the interests of other Stockholders.

Parent Stock Ownership and Representation on Company Board. Parent beneficially owns approximately 49.9% of the currently outstanding Shares. The Parent Directors own an additional 27,270 Shares for their own accounts. Of the nine current directors of the Company, five are also directors and/or executive officers of Parent and/or its affiliates. See "-- Beneficial Ownership of Shares" for information regarding Shares beneficially owned by Parent and certain of Parent's executive officers or directors. See also "Schedule
I -- List of Directors and Executive Officers of Parent, Purchaser, Artemis, S.A., S.C.A. Financiere Pinault and RedCats S.A." Stockholders should be aware that as a result of Parent's current ownership of approximately 49.9% of the issued and outstanding Shares, and the Parent Directors constituting a majority of the Company's directors, Parent may be deemed to control the Company.

Governance Agreement. Pursuant to the Governance Agreement, during a standstill period of three years (which period is subject to early termination in certain circumstances set forth in the Governance Agreement), Parent and its affiliates are subject to certain limitations and restrictions relating to (a) solicitations or public proposals to effect a merger or other business combination or sale of all or substantially all of the assets of the Company and
(b) limitations on acquisitions of additional Shares. Such standstill restrictions were waived by the Company in accordance with the terms of the Governance Agreement in connection with the Proposal, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

In addition, under the Governance Agreement,

     - the Company is required to use its best efforts to have the Company Board include up to five nominees of Parent in the slate of nominees presented by the Company Board for election at each Stockholder meeting at which directors are to be elected, subject to the resignation of specified numbers of Parent Directors in the event ownership of Shares by Parent or its affiliates falls below certain thresholds set forth in the Governance Agreement;

     - Parent and the Company are required to use their best efforts to assure that the Company Board will include (a) at least three directors who are independent of Parent, FS&Co., The Limited and the Company's management (the "Independent Directors") and (b) the Company's chief executive officer;

     - Parent has specified representation on the committees of the Company Board; and

     - until the first anniversary of the Governance Agreement (April 3, 1999), certain specified officers of the Company may not be terminated without cause unless two-thirds of the directors then in office approve such termination.

Pursuant to the Governance Agreement, Parent has agreed that, as long as at least two-ninths or an equivalent proportion of the directors of the Company are Parent Directors,

     - any transaction with Parent or its affiliates must be on arm's-length terms and approved by a majority of the Independent Directors;

     - any amendment, repeal or other modification of the Governance Agreement or any other agreement or instrument of the Company, including its Certificate of Incorporation or By-Laws, which would have the effect of altering the terms of the Governance Agreement in any manner adverse to the Stockholders (other than Parent) must be approved by a majority of the Independent Directors;

     - any disposition of any assets of the Company or any business combination, spin-off or other transaction pursuant to which Parent would receive consideration different from that received by other Stockholders must be approved by a majority of the Independent Directors; and

     - any corporate opportunity (merger or acquisition) relating to the United States mail order business which Parent or its affiliates receives must first be presented to and considered by the Company. If, within 20 days of being presented with an opportunity described in this clause, the Company chooses not to pursue such opportunity or the Company chooses to pursue such opportunity and fails to consummate a transaction with respect to such opportunity within 45 days of being presented with the opportunity, Parent and/or its affiliates may pursue such opportunity.

In addition, under the Governance Agreement, Parent has agreed that, if any Parent business that is primarily mail order desires to enter the United States mail order business, then the Company will be offered a right of first refusal with respect to such business in the United States. If, within 20 days of being presented with such opportunity, the Company chooses not to pursue such opportunity or the Company chooses to pursue such opportunity and fails to consummate a transaction with respect to such opportunity within 45 days of being presented with the opportunity, Parent and/or its affiliates may pursue such opportunity. Parent will not interfere with any merger or acquisition opportunities that the Company receives on its own (other than through participating in any decision made by the Company Board).

The Governance Agreement is filed as Exhibit (c)(6) to the Schedule 14D-1.

Registration Rights Agreement. On April 3, 1998, the Company and Parent entered into the Registration Rights Agreement, pursuant to which the Company has granted Parent certain registration rights to facilitate the resale of the Shares owned by Parent under certain conditions. Under the Registration Rights Agreement, Parent and its affiliates are entitled to two demand registrations. Parent has not exercised any rights under the Registration Rights Agreement and expects to terminate the Registration Rights Agreement following consummation of the Merger. The Registration Rights Agreement is filed as Exhibit (c)(7) to the
Schedule 14D-1.

Directors of the Surviving Corporation. The directors of Purchaser (including certain current directors of the Company who are Parent Directors) immediately prior to the Effective Time and Mr. Canzone will be the initial directors of the Company after the Merger is completed. All of the Company's other incumbent directors have agreed to resign.

Indemnification and Insurance. Pursuant to the terms of the Merger Agreement, Parent has agreed, from and after the Effective Time, to cause the Surviving Corporation to indemnify and hold harmless the Indemnified Parties for acts or omissions occurring prior to the Effective Time to the extent currently provided under the Company's Certificate of Incorporation or By-Laws and pre-existing indemnification agreements. Parent has also agreed that the Company, and from and after the Effective Time, the Surviving Corporation, will cause the Company's current directors' and officers' liability insurance policies to be maintained for not less than six years, subject to certain limitations. See "--The Merger Agreement--Covenants--Indemnification and Insurance."

Section 203 of the DGCL. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding stock) for a period of three years following the date that such person became an Interested Stockholder, unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction is commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The foregoing description of Section 203 of the DGCL is not necessarily complete and is qualified by reference to the DGCL.

In connection with the April 1998 Stock Purchase, the Company Board took the actions necessary so that the provisions of Section 203 of the DGCL would not be triggered. The Company Board confirmed and ratified these actions in its approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and no further action by the Company Board with respect to
Section 203 of the DGCL is required.

Redoute Catalog. Parent and the Company are currently planning to have the Company market Redoute catalogs for Parent in the United States. If the Offer and Merger are not consummated, Parent and the Company intend to share the costs of the marketing of the Redoute catalogs.

Special Committee Payment. The three members of the Special Committee are to be paid $75,000 each by the Company for their service on the Special Committee.

Options. Pursuant to the Merger Agreement, all the outstanding Options will be canceled as of the Effective Time. Immediately prior to the Effective Time, each Option, whether or not then vested or exercisable, will no longer be exercisable but will entitle the holder who is an employee or director of the Company or any of its subsidiaries at the Effective Time, to payments in cash at the Effective Time, equal to the product of (a) the total number of Shares subject to such Option, whether or not then vested or exercisable, and (b) the excess (if any) of the Merger Price over the exercise price per Share subject to such Option. See "--The Merger Agreement--The Merger; Effect of the Merger."

Beneficial Ownership of Shares

The following table sets forth certain information, as of January 30, 1999, regarding the ownership of the Shares by each person known by Purchaser to be the beneficial owner of more than 5% of the issued and outstanding Shares, and any director or executive officer of Parent or Purchaser who is the beneficial owner of Shares or Options issued by the Company.

                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY    PERCENT
NAME OF BENEFICIAL OWNER(1)                                     OWNED(2)      OF CLASS
---------------------------                                   ------------    --------
Pinault-Printemps-Redoute, S.A.(3)..........................   8,617,017      49.9%
Capital Research and Management Company(4)..................   1,749,600      10.1%
Peter J. Canzone............................................      60,170(6)     *
Sheila R. Garelik...........................................      44,547(7)     *
Robert A. Puliciani.........................................      28,253(8)     *
Dhananjaya K. Rao...........................................      20,668(9)     *
Carol Meyowitz(5)...........................................      19,334(10)    *
Judith E. Campbell..........................................       1,000(11)    *
William C. Johnson..........................................      18,667(12)    *
Hartmut Kramer(3)...........................................      25,000        *
Johannes Loning(3)..........................................           0        *
Antoine Metzger(3)..........................................         270        *
Richard Simonin.............................................           0        *
Peter M. Starrett...........................................      13,014(13)    *
Serge Weinberg(3)...........................................       2,000        *
All directors and executive officers of the Company as a
  group (21 persons)........................................     329,722(14)   1.9%

---------------
 * Less than 1%.

 (1) The persons and entities named in this table have sole voting power and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.
 (2) The Company has reserved for issuance to officers, key employees, certain members of the Company Board and consultants to the Company (or its subsidiaries), Options to purchase up to 3,379,584 Shares. Does not give effect to any payments to be made with respect to Options pursuant of the terms of the Merger Agreement.
 (3) The Shares shown as beneficially owned by Parent are held of record by EMPUSA. Mr. Kramer is Chairman and Chief Executive Officer of Redcats S.A., a wholly owned subsidiary of Parent ("Redcats"), Mr. Loning is Vice President--Corporate Development of Redcats, Mr. Metzger is Chief Financial Officer of Redcats, Mr. Simonin is Chairman and Chief Executive Officer of S.A. Redoute France and Mr. Weinberg is Chairman and Chief Executive Officer of Parent, and, as such, each may be deemed to be a beneficial owner of the Shares owned by EMPUSA. Messrs. Kramer, Loning, Metzger, Simonin and Weinberg each disclaim beneficial ownership of such Shares.
 (4) As reported in a Schedule 13G dated February 8, 1999 filed jointly with the Commission by Capital Research and Management Company ("CRMC"), as investment advisor, and SMALLCAP World Fund Inc., an investment company registered under the Investment Company Act of 1940, as amended, which is advised by CRMC.
 (5) Ms. Meyrowitz tendered her resignation from the Company on March 1, 1999 to be effective May 28, 1999.
 (6) Includes 7,402 Shares held by the Company's retirement plan and 52,668 Shares subject to Options (including 8,334 Shares issuable within 60 days upon exercise of Options).
 (7) Includes 9,963 Shares held by the Company's retirement plan and 28,334 Shares subject to Options (including 6,667 Shares issuable within 60 days upon exercise of Options) and includes 250 Shares held by Ms. Garelik's son.
 (8) Includes 11,153 Shares held by the Company's retirement plan and 17,000 Shares subject to Options (including 6,000 Shares issuable within 60 days upon exercise of Options).
 (9) Includes 20,668 Shares subject to Options (including 6,667 Shares issuable within 60 days upon exercise of Options).
(10) Includes 19,334 Shares subject to Options (including 6,000 Shares issuable within 60 days upon exercise of Options).
(11) Reflects Shares issuable within 60 days upon exercise of Options.
(12) Includes 12,667 Shares subject to Options (including 1,000 Shares issuable within 60 days upon exercise of Options).
(13) Includes 5,014 Shares subject to Options (including 1,000 Shares issuable within 60 days upon exercise of Options).
(14) Includes 38,383 Shares held by the Company's retirement plan and 237,086 Shares subject to Options (including 48,004 Shares issuable within 60 days upon exercise of Options).

Neither Parent nor Purchaser has effected any transactions in Shares during the past 60 days.

To the best of Parent's knowledge, it is the present intention of each officer and director of Parent, Purchaser and the Company who owns Shares to tender such Shares in connection with the Offer.

As of March 12, 1999, the Company's 401(k) Plan owns an aggregate of 92,043 Shares, representing less than 1% of the outstanding Shares.

According to Parent's records, from and after April 3, 1998, Parent, through its subsidiary REDAM, purchased the following number of Shares at the following average price per Share:

                                                                           AVERAGE
                                                              NUMBER OF    PURCHASE
                                                               SHARES       PRICE       HIGH      LOW
                                                              ---------    --------    ------    ------
1998:
  First Quarter.............................................  8,010,917     $51.00     $51.00    $51.00
  Second Quarter............................................    557,700      46.10      51.00     40.24
  Third Quarter.............................................    214,400      34.71      38.78     24.60

On October 15, 1998, REDAM sold 166,000 Shares at a price of $13.50 per Share in a private transaction to an unaffiliated third party.

In September and October 1998, the Company purchased in open market transactions an aggregate of 1,240,800 Shares at an average price of $21.47 per Share. The highest per Share price paid was $28.54, and the lowest per Share price paid was $16.15.

Prior to the consummation of the Offer, Purchaser, by operation of law or otherwise, will acquire the Shares held by another indirect wholly owned subsidiary of Parent, EMPUSA.

                                THE TENDER OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares which are validly tendered prior to the Expiration Date and not withdrawn in accordance with "--Section 4. Withdrawal Rights." The term "Expiration Date" means the Initial Expiration Date unless and until Purchaser, subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Pursuant to the Merger Agreement and subject to the terms and conditions of the Offer, Purchaser (a) if so requested by the Company at the direction of the Special Committee, will extend the Offer for up to 20 business days in the event that, upon the Initial Expiration Date Purchaser has not accepted for payment Shares pursuant to the Offer as a result of one or more of the conditions to the Merger Agreement not having been satisfied or waived by Purchaser, (b) at its discretion, may determine from time to time to extend the Offer for no more than an aggregate of 20 business days following the later of the Initial Expiration Date and the first expiration date thereafter on which all of the conditions described in "--Section 12. Certain Conditions to the Offer" are satisfied or waived, if applicable, provided, however, that, in the event that the Offer is extended in accordance with the provisions described in clause (b), all of the conditions of the Offer will be deemed to have been irrevocably satisfied for all purposes of the Offer and may not be asserted as a basis for not consummation the Offer and (c) may, from time to time at its discretion, extend the Offer in increments of up to 10 business days each if one more of the conditions shall not have been satisfied or waived.

Purchaser expressly reserves the right to amend the terms and conditions of the Offer; provided, that, pursuant to the Merger Agreement, except as described in the preceding paragraph, without the prior consent of the Special Committee, Parent will not: (a) decrease the Offer Price; (b) change the number of Shares sought to be purchased in the Offer to less than all of the outstanding Shares not beneficially owned by Parent; (c) change the form of consideration payable in the Offer; (d) or add to the conditions to the Offer described in "--Section
12. Certain Conditions of the Offer;" or (e) make any other change in the terms or conditions of the Offer which is adverse to Stockholders.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer, that number of Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 90% of the total number of outstanding Shares, on a fully diluted basis, on the date of purchase; provided, that if the Offer is extended past April 12, 1999, Purchaser may, but is not required to, accept for payment or pay for tendered Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 75% of the total number of outstanding shares of Common Stock, on a fully diluted basis, on the date of purchase.

THE OFFER IS SUBJECT TO CERTAIN CONDITIONS DESCRIBED IN "--SECTION 12. CERTAIN CONDITIONS OF THE OFFER," INCLUDING SATISFACTION OF THE MINIMUM CONDITION. If any such condition is not satisfied prior to the expiration of the Offer, Purchaser may, subject to the terms of the Merger Agreement (including the Company's ability to require Purchaser to extend the Offer):

     - terminate the Offer and return all tendered Shares to tendering Stockholders;

     - extend the Offer and, subject to withdrawal rights as set forth in "--Section 4, Withdrawal Rights," retain all such Shares until the expiration of the Offer as so extended;

     - other than as described in "--Section 12. Certain Conditions of the Offer," waive such condition and, subject to any requirement to receive written consent from the Company pursuant to the Merger Agreement, purchase all Shares validly tendered and not withdrawn by the Expiration Date; or

     - delay acceptance for payment of (whether or not the Shares have theretofore been accepted for payment), or payment for, any Shares tendered and not withdrawn, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of Purchaser's right to extend the period of time during which the Offer is open, and to amend, delay or terminate the Offer, see "--Section 13. Extension of Tender Period; Amendment; Termination."

The Company has provided Purchaser with the Stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date as soon as practicable after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions described in "--Section 12. Certain Conditions of the Offer." For a description of Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "--Section 13. Extension of Tender Period; Amendment; Termination."

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares if, as and when Purchaser gives oral or written notice to the Depository of its acceptance of the tender of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depository, which will act as agent for tendering Stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering Stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depository of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depository's account at the Depository Trust Company ("DTC")), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message (as defined below in "--Section 3.)) and any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see "--Section 3. Procedures for Tendering Shares." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at DTC), without expense to the tendering Stockholder, as promptly as practicable after expiration or termination of the Offer.

3.  Procedures for Tendering Shares.

(a) Physical Delivery of Certificates. To tender Shares pursuant to the Offer, either:

     - a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal must be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either
       (1) certificates for Shares to be tendered must be received by the Depository; or (2) such Shares must be delivered to the Depository pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depository, including an Agent's Message if the tendering Stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date; or

     - the tendering Stockholder must comply with the guaranteed delivery procedures described below.

The term "Agent's Message" means a message transmitted by DTC to and received by the Depository and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

(b) Book-Entry Transfer. The Depository will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of DTC may make delivery of Shares by causing the DTC to transfer such Shares into the Depository's account in accordance with the procedures of DTC. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent's Message and any other required documents, must, in any case, be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITORY.

Except as provided below, all signatures on all Letters of Transmittal must be guaranteed by a recognized member of a Medallion Signature Guarantee Program (each of the foregoing, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if: (1) the Letter of Transmittal is signed by a registered holder of the Shares tendered therewith, and such holder has not completed either the box entitled "Special Payment Instructions," or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (2) such Shares are tendered for the account of an Eligible Institution.

If the certificates evidencing Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares which are not tendered or accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then such tendered certificates must be endorsed or accompanied by appropriate stock powers signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signature(s) on the certificate or stock powers guaranteed as described above. See Instruction 5 of the Letter of Transmittal.

(c) Notice of Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer, and such Stockholder's certificates are not immediately available, or such Stockholder cannot deliver such Shares and all other required documents to reach the Depository on or prior to the Expiration Date, or such Stockholder cannot complete the procedure for book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all the following conditions are satisfied:

     - the tender is made by or through an Eligible Institution;

     - a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depository prior to the Expiration Date as provided below; and

     - the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depository's account at DTC), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or, in the case of book-entry, an Agent's Message, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depository within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile transmission, or mailed to the Depository and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

(d) General Timing.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Under the United States federal income tax laws, the Depository will be required to withhold 31% of the amount of any payments made to certain Stockholders pursuant to the Offer. In order to avoid such backup withholding, each tendering Stockholder must provide the Depository with such Stockholder's correct taxpayer identification number and certify that such Stockholder is not subject to backup United States federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal (see Instruction 10 of the Letter of Transmittal) or by filing a Form W-9 with the Depository prior to any such payments. If the Stockholder is a nonresident alien or foreign entity not subject to backup withholding, the Stockholder must give the Depository a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

By executing a Letter of Transmittal as set forth above, a tendering Stockholder irrevocably appoints designees of Purchaser as the Stockholder's attorneys in fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Stockholder's rights with respect to the Shares tendered by the Stockholder and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement). All such proxies and powers of attorney shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon acceptance for payment of the Shares by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such Stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies or powers of attorney may be given nor any subsequent written consent executed by such Stockholder (and, if given or executed, will be deemed to be ineffective). The designees of Purchaser will be empowered to exercise all voting and other rights of such Stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Stockholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser is able to exercise full voting and other rights with respect to such Shares (including voting at any meeting of Stockholders then scheduled or acting by written consent without a meeting).

A tender of Shares pursuant to any one of the procedures described above will constitute the tendering Stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering Stockholder's representation and warranty that such Stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of, or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been properly made until all defects and irregularities relating thereto have been cured or waived. Purchaser's interpretation of the terms and conditions of the Offer in this regard will be final and binding. None of Purchaser, Parent, the Depository, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 14, 1999, unless theretofore accepted for payment as provided in this Offer to Purchase.

For a withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered and the number of Shares to be withdrawn, and the name of the registered holder, if different from that of the person who tendered such Shares. If Certificates representing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the physical release of such certificates. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering holder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn securities, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "--Section 3. Procedures for Tendering Shares" at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent, the Depository, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences. The following summary addresses the material United States federal income tax consequences to Stockholders who exchange their Shares for cash in the Offer. The summary does not address all aspects of United States federal income taxation that may be relevant to particular Stockholders in light of their personal circumstances or to holders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code") (including, without limitation, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, holders who received their Shares through the exercise of Options or otherwise as compensation, holders who are not citizens or residents of the United States and holders who hold their Shares as part of a hedge, straddle or conversion transaction), nor does this summary address the effect of any foreign, state, local or other tax laws or any United States federal laws not pertaining to income tax. The discussion assumes that each holder of Shares holds such Shares as a capital asset within the meaning of Section 1221 of the Code.

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a Stockholder who receives cash for Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares and such Stockholder's adjusted tax basis in such Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Stockholder has held the Shares for more than one year. The maximum regular United States federal income tax rate applicable to capital gains recognized by an individual is 20% if the individual has held the Shares for more than 12 months. The maximum United

States federal income tax rate applicable to all capital gains recognized by a corporation is 35%. Certain limitations exist on the deductibility of capital losses by corporate and individual taxpayers.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, INCLUDING THE UNITED STATES FEDERAL ALTERNATIVE MINIMUM TAX.

6. Price Range of Shares; Dividends. The Shares are listed and principally traded on the NYSE under the symbol "BYL" and began trading on February 21, 1997. The following table sets forth, for the quarters indicated, the high and low prices per Share on the NYSE as reported on the NYSE Composite Tape:

                                                                HIGH        LOW
                                                              --------    --------
1997:
  First Quarter (beginning February 21, 1997)...............  $29.3750    $21.2500
  Second Quarter............................................   39.5000     26.5000
  Third Quarter.............................................   49.3750     37.7500
  Fourth Quarter............................................   54.8750     42.0000
1998:
  First Quarter (beginning January 31, 1998)................   61.1250     48.9375
  Second Quarter............................................   59.7500     38.6875
  Third Quarter.............................................   40.6875     10.7500
  Fourth Quarter............................................   23.6250     10.2500
1999:
  First Quarter (beginning January 31, 1999 and through
  March 15, 1999)...........................................   24.2500     21.3125

On December 1, 1998, the last full trading day prior to the December 2nd Announcement, the closing price per Share as reported on the NYSE Composite Tape was $16.875. On March 9, 1999, the last full trading day prior to announcement of the Merger Agreement, the closing price per Share as reported on the NYSE Composite Tape was $21.4375. On March 15, 1999, the last full trading day prior to commencement of the Offer, the closing price per Share as reported on the NYSE was $24.25.

No cash dividends have been paid on the Shares.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7. (a) Certain Information Concerning the Company. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Parent and Purchaser assume no responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

(b) General. The Company is a Delaware corporation with its principal executive offices located at 463 Seventh Avenue, New York, NY 10018. The telephone number of the Company at such offices is (212) 613-9500. The Company is the nation's leading specialty catalog retailer of value-priced apparel, with a focused portfolio of catalogs that includes Lane Bryant, Roaman's, Jessica London and KingSize, serving the special size apparel market, and Chadwick's, Lerner, Bridgewater and Brett, serving the regular-size apparel market. In addition, the Company's home catalog, introduced in September 1998, offers value-priced home products. The Company also markets certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc. The Company has facilities in Indiana, Massachusetts and Texas.

(c) Financial Information. Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998 (the "Form 10-K") and the unaudited financial statements contained in the Company's Form 10-Q dated October 31, 1998 (the "Form 10-Q"). The following selected financial information does not include the notes related thereto. More comprehensive financial information, including the notes thereto, is included in the Form 10-K and the Company's Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, which may be examined and copies of which may be obtained from the offices of the Commission in the manner set forth below. In addition, Schedules V and VI to this Offer to Purchase set forth the Company's audited financial statements for the fiscal year ended January 31, 1998 and the Company's unaudited financial statements for the period ended October 31, 1998, respectively.

                                  BRYLANE INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                     THIRTY-NINE WEEKS ENDED          FISCAL YEAR ENDED
                                                    OCTOBER 31,    NOVEMBER 1,    JANUARY 31,    FEBRUARY 1,
                                                       1998           1997           1998           1997
                                                    -----------    -----------    -----------    -----------
                                                    (UNAUDITED)    (UNAUDITED)
(Dollars in thousands, except shares and per share/unit data)
Net sales.........................................  $   996,254    $   968,911    $ 1,314,839    $   705,353
Cost of goods sold................................      506,190        498,822        677,639        348,229
                                                    -----------    -----------    -----------    -----------
Gross margin......................................      490,064        470,089        637,200        357,124
Operating expenses:
  Catalog and advertising.........................      249,193        227,997        302,232        186,985
  Fulfillment.....................................      100,237         87,608        124,372         55,450
  Support services................................       68,086         66,503         89,260         54,422
  Intangibles and organization cost
     amortization.................................        8,458          8,150         10,972          6,518
                                                    -----------    -----------    -----------    -----------
Total operating expenses..........................      425,974        390,258        526,836        303,375
                                                    -----------    -----------    -----------    -----------
Operating income..................................       64,090         79,831        110,364         53,749
Interest expense, net.............................       22,999         20,112         27,707         24,026
                                                    -----------    -----------    -----------    -----------
Income before income taxes and extraordinary
  charge..........................................       41,091         59,719         82,657         29,723
Provision for income taxes........................       15,824         22,637         31,545            315
                                                    -----------    -----------    -----------    -----------
Income before extraordinary charge................       25,267         37,082         51,112         29,408
Extraordinary charge related to early retirement
  of debt, net of tax.............................        6,720          4,110          4,077          2,456
                                                    -----------    -----------    -----------    -----------
Net income........................................  $    18,547    $    32,972    $    47,035    $    26,952
                                                    ===========    ===========    ===========    ===========
Basic earnings per share/unit:
  Income per share/unit before extraordinary
     charge.......................................  $      1.40    $      1.91    $      2.75    $      2.22
  Extraordinary charge per share/unit.............         0.37           0.21           0.22           0.19
                                                    -----------    -----------    -----------    -----------
  Net income per share/unit.......................  $      1.03    $      1.70    $      2.53    $      2.03
                                                    ===========    ===========    ===========    ===========
Diluted earnings per share/unit:
  Income per share/unit before extraordinary
     charge.......................................  $      1.38    $      1.86    $      2.67    $      2.05
  Extraordinary charge per share/unit.............         0.37           0.20           0.21           0.17
                                                    -----------    -----------    -----------    -----------
  Net income per share/unit.......................  $      1.01    $      1.66    $      2.46    $      1.88
                                                    ===========    ===========    ===========    ===========
Weighted average shares/units outstanding:
  Basic...........................................   18,073,557     19,373,746     18,606,048     13,270,220
  Diluted.........................................   18,359,687     20,185,900     19,412,973     14,389,835

                                  BRYLANE INC.
                    SELECTED CONSOLIDATED BALANCE SHEET DATA

                                                              OCTOBER 31,    JANUARY 31,    FEBRUARY 1,
                                                                 1998           1998           1997
                                                              -----------    -----------    -----------
                                                              (UNAUDITED)
                                                ASSETS
(Dollars in thousands)
Current Assets:
  Cash and cash equivalents.................................   $      --      $   5,083      $   3,285
  Deferred receivables, net of allowance for doubtful
     accounts of $2,098, $1,474 and $1,975, respectively....      25,144          8,194         18,082
  Accounts receivable, other................................      11,257          7,851         36,775
  Inventories...............................................     240,936        219,553        168,821
  Catalog costs and paper inventory.........................      67,385         51,982         41,012
  Other.....................................................       7,334          6,426          6,252
                                                               ---------      ---------      ---------
          TOTAL CURRENT ASSETS..............................     352,056        299,089        274,227
Property and equipment, net.................................      79,998         77,095         75,970
Intangibles and deferred financing fees.....................     323,711        333,319        354,357
Deferred income taxes.......................................      10,697         10,697             --
Deferred offering costs.....................................          --             --            680
                                                               ---------      ---------      ---------
          TOTAL ASSETS......................................   $ 766,462      $ 720,200      $ 705,234
                                                               =========      =========      =========
                                        LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................   $ 154,301      $ 139,480      $  93,928
  Accrued expenses..........................................      24,705         38,705         53,968
  Reserve for returns.......................................      19,837         17,844         18,603
  Revolving line of credit-current portion..................      78,000         19,000             --
  Current portion of long-term debt.........................      17,500         10,000         26,000
                                                               ---------      ---------      ---------
          Total Current Liabilities.........................     294,343      $ 225,029      $ 192,499
Long-term debt..............................................     282,500        329,753        401,362
Other long-term liabilities.................................      11,570          9,010          6,010
                                                               ---------      ---------      ---------
          TOTAL LIABILITIES.................................     588,413        563,792        599,871
Convertible redeemable preferred stock......................          --          1,370          1,500
Partnership/stockholders' equity:
  General partner of Brylane, L.P., 2,562,500 units at
     February 1, 1997.......................................          --             --         25,625
  Limited partners of Brylane, L.P., 12,908,945 units at
     February 1, 1997.......................................          --             --        159,855
  Common stock, $.01 par value 40,000,000 shares authorized;
     20,980,396 shares issued and 17,239,596 shares
     outstanding at October 31, 1998; 19,910,519 shares
     issued and 17,410,519 shares outstanding at January 31,
     1998...................................................         210            199             --
  Additional paid in capital................................     181,263        303,260             --
  Reduction for predecessor cost--carryover basis...........          --       (152,067)      (152,067)
  Loans to management investors.............................          --         (1,025)        (2,490)
  Retained earnings.........................................     138,218        119,671         72,940
  Treasury stock, 3,740,800 at October 31, 1998; 2,500,000
     at
     January 31, 1998.......................................    (141,642)      (115,000)            --
                                                               ---------      ---------      ---------
          Total partnership/stockholders' equity............     178,049        155,038        103,863
                                                               ---------      ---------      ---------
          TOTAL LIABILITIES AND EQUITY......................   $ 766,462      $ 720,200      $ 705,234
                                                               =========      =========      =========

                                  BRYLANE INC.
                                 CASH FLOW DATA

                                                         THIRTY-NINE WEEKS ENDED          FISCAL YEAR ENDED
                                                        OCTOBER 31,    NOVEMBER 1,    JANUARY 31,    FEBRUARY 1,
                                                           1998           1997           1998           1997
                                                        -----------    -----------    -----------    -----------
                                                                       (UNAUDITED)
(Dollars in thousands)                                  (UNAUDITED)
OPERATING ACTIVITIES:
Net income............................................   $  18,547      $  32,972      $  47,035      $  26,952
Impact of other operating activities on cash flows:
  Depreciation........................................       8,663          7,617         10,376          4,821
  Amortization........................................       9,175          9,187         12,162          8,218
  Non-recurring inventory charge......................          --          3,315          3,315          1,657
  Extraordinary charge related to early retirement of
     debt.............................................      10,927          6,524          6,524          2,456
  Non-cash compensation expense.......................          50            523            700          2,400
  Deferred income taxes...............................          --             --          8,168             --
  Loss on sale of assets..............................          41             --             --             --
Changes in operating assets and liabilities:
  Accounts receivable.................................     (20,356)       (13,747)        10,007        (15,137)
  Inventories.........................................     (21,383)       (42,795)       (54,047)       (32,064)
  Catalog costs and paper inventory...................     (15,403)       (20,839)       (10,970)        (2,492)
  Accounts payable....................................      14,821         55,564         27,600          9,926
  Accrued expenses....................................      (4,730)        20,110          2,565         11,638
  Reserve for returns.................................       1,993          7,665          6,558         (4,743)
  Other assets and liabilities........................       2,890          5,151         (3,389)          (609)
                                                         ---------      ---------      ---------      ---------
     Net cash provided by operating activities........       5,235         71,247         66,604         13,023
                                                         ---------      ---------      ---------      ---------

INVESTING ACTIVITIES:
Purchase price adjustment relating to Chadwick's
  acquisition.........................................          --         32,888         32,888             --
Cash payment in connection with the Chadwick's
  acquisition, net of cash acquired...................          --             --             --       (222,951)
Proceeds from sale of asset...........................          13             --             --             --
Acquisition related fees and expenses paid at
  closing.............................................                                        --         (6,215)
Capital expenditures..................................     (12,855)       (10,319)       (12,740)        (3,932)
                                                         ---------      ---------      ---------      ---------
     Net cash (used in) provided by investing
       activities.....................................     (12,842)        22,569         20,148       (233,098)
                                                         ---------      ---------      ---------      ---------

                                  BRYLANE INC.
                         CASH FLOW DATA -- (CONTINUED)

                                                         THIRTY-NINE WEEKS ENDED          FISCAL YEAR ENDED
                                                        OCTOBER 31,    NOVEMBER 1,    JANUARY 31,    FEBRUARY 1,
                                                           1998           1997           1998           1997
                                                        -----------    -----------    -----------    -----------
                                                                       (UNAUDITED)
(Dollars in thousands)                                  (UNAUDITED)
FINANCING ACTIVITIES:
  Payments on debt....................................    (175,000)      (464,662)      (591,162)      (107,476)
  Additions to debt...................................      29,000             --        115,500          5,000
  Proceeds from issuance of long-term debt............     300,000        416,663        416,663        283,000
  Redemption of senior subordinated notes.............    (131,250)            --             --             --
  Offering fees and expenses..........................          --         (8,170)            --             --
  Debt issuance fees and expenses.....................      (3,703)        (1,394)            --             --
  Cash receipts on management notes...................       1,025            965             --             --
  Proceeds received from exercise of options..........       9,094            349          1,141             --
  Equity contributions from partners..................          --             --             --         51,329
  Proceeds from issuance of preferred stock...........          --             --             --          1,500
  Proceeds from initial public offering...............          --         96,000         96,000             --
  Offering and debt issuance fees and expenses........          --             --         (9,564)        (7,685)
  Tax distributions to partners.......................          --             --             --         (9,854)
  Purchase of treasury stock..........................     (26,642)      (115,000)      (115,000)            --
  Other...............................................          --             --          1,468             77
                                                         ---------      ---------      ---------      ---------
Net cash provided by (used in) financing activities...       2,524        (75,249)       (84,954)       215,891
                                                         ---------      ---------      ---------      ---------
Cash and cash equivalents, at beginning of year.......       5,083          3,285          3,285          7,469
                                                         ---------      ---------      ---------      ---------
Cash and cash equivalents, at end of year or period...   $      --      $  21,852      $   5,083      $   3,285
                                                         =========      =========      =========      =========

                                  BRYLANE INC.
                     PARTNERSHIP/STOCKHOLDERS' EQUITY DATA

                                                  GENERAL PARTNERS                                 ADDITIONAL
                                                  LIMITED PARTNERS             COMMON STOCK         PAID IN
                                                 UNITS         AMOUNTS       SHARES      AMOUNT     CAPITAL
(Dollars in thousands)                        ------------    ---------    ----------    ------    ----------
Dollars in thousands
Balance, January 28, 1995...................    12,547,500    $ 125,475            --       --            --
  Net income................................            --           --            --       --            --
  Sale of units.............................       365,000        5,475            --       --            --
  Repurchase of units.......................       (10,000)        (121)           --       --            --
  Tax distributions payable to partners.....            --           --            --       --            --
                                              ------------    ---------    ----------     ----     ---------
Balance, February 3, 1996...................    12,902,500      130,829            --       --            --
  Net income................................            --           --            --       --            --
  Sale of units.............................     2,573,945       51,441            --       --            --
  Repurchase of units.......................        (5,000)         (60)           --       --            --
  Exchange of stock options.................            --        3,270            --       --            --
  Tax distributions payable to partners.....            --           --            --       --            --
                                              ------------    ---------    ----------     ----     ---------
Balance, February 1, 1997...................    15,471,445      185,480            --       --            --
  Net income................................            --           --            --       --            --
  Tax distributions made to partners........            --           --            --       --            --
  Proceeds from Initial Public Offering.....            --           --     4,000,000     $ 40     $  95,960
  Initial Public Offering expenses..........            --           --            --       --        (8,850)
  Exchange of partnership units for common
     stock..................................   (15,471,445)    (185,480)   15,471,445      155       185,325
  Purchase of treasury stock................            --           --    (2,500,000)      --      (115,000)
  Recognition of deferred tax asset and
     opening income tax adjustments.........            --           --            --       --        18,142
  Repayment of management notes.............            --           --            --       --            --
  Conversion of convertible note............            --           --       352,908        4         9,701
  Conversion of preferred stock.............            --           --         6,500       --           130
  Exercise of stock options.................            --           --        79,666       --         1,144
  Tax benefit related to issuance of shares
     under employee benefit plans...........            --           --            --       --         1,008
  Exchange of stock options.................            --           --            --       --           700
                                              ------------    ---------    ----------     ----     ---------
Balance, January 31, 1998...................             0            0    17,410,519      199       188,260
  Transfer of reduction for predecessor cost
     carryover basis to additional paid in
     capital................................            --           --            --       --      (152,067)
  Net income................................            --           --            --       --            --
  Purchase of treasury shares...............            --           --    (1,240,800)      --       (26,642)
  Repayment of management notes.............            --           --            --       --            --
  Conversion of convertible note............            --           --       374,364        4        10,291
  Conversion of preferred shares............            --           --        68,500        1         1,369
  Exercise of stock options.................            --           --       627,013        6         9,088
  Tax benefit related to issuance of shares
     under employee benefit plan............            --           --            --       --         9,272
  Exchange of stock options.................            --           --            --       --            50
                                              ------------    ---------    ----------     ----     ---------
Balance, October 31, 1998 (unaudited).......             0    $       0    17,239,596     $210     $  39,621
                                              ============    =========    ==========     ====     =========

                                  BRYLANE INC.

                                                        REDUCTION FOR
                                                         PREDECESSOR       LOANS TO
                                                        COST-CARRYOVER    MANAGEMENT    RETAINED
                                                            BASIS         INVESTORS     EARNINGS      TOTAL
                                                        --------------    ----------    --------    ---------
(Dollars in thousands)
Balance, January 28, 1995.............................     (152,067)       $(2,453)     $ 30,822    $   1,777
  Net income..........................................           --             --        27,850       27,850
  Sale of units.......................................           --           (112)           --        5,363
  Repurchase of units.................................           --             50            --          (71)
  Tax distributions payable to partners...............           --             --        (7,732)      (7,732)
                                                          ---------        -------      --------    ---------
Balance, February 3, 1996.............................     (152,067)        (2,515)       50,940       27,187
  Net income..........................................           --             --        26,952       26,952
  Sale of units.......................................           --             25            --       51,466
  Repurchase of units.................................           --             --            --          (60)
  Exchange of stock options...........................           --             --            --        3,270
  Tax distributions payable to partners...............           --             --        (4,952)      (4,952)
                                                          ---------        -------      --------    ---------
Balance, February 1, 1997.............................     (152,067)        (2,490)       72,940      103,863
  Net income..........................................           --             --        47,035       47,035
  Tax distributions made to partners..................           --             --          (304)        (304)
  Proceeds from Initial Public Offering...............           --             --            --       96,000
  Initial Public Offering expenses....................           --             --            --       (8,850)
  Exchange of partnership units for common stock......           --             --            --           --
  Purchase of treasury stock..........................           --             --            --     (115,000)
  Recognition of deferred tax asset and opening income
     tax adjustments..................................           --             --            --       18,142
  Repayment of management notes.......................           --          1,465            --        1,465
  Conversion of convertible note......................           --             --            --        9,705
  Conversion of preferred stock.......................           --             --            --          130
  Exercise of stock options...........................           --             --            --        1,144
  Tax benefit related to issuance of shares under
     employee benefit plans...........................           --             --            --        1,008
  Exchange of stock options...........................           --             --            --          700
                                                          ---------        -------      --------    ---------
Balance, January 31, 1998.............................     (152,067)        (1,025)      119,671      155,038
  Transfer of reduction for predecessor cost carryover
     basis to additional paid in capital..............      152,067             --            --           --
  Net income..........................................           --             --        18,547       18,547
  Purchase of treasury shares.........................           --             --            --      (26,642)
  Repayment of management notes.......................           --          1,025            --        1,025
  Conversion of convertible note......................           --             --            --       10,295
  Conversion of preferred shares......................           --             --            --       1,370]
  Exercise of stock options...........................           --             --            --        9,094
  Tax benefit related to issuance of shares under
     employee benefit plans...........................           --             --            --        9,272
  Exchange of stock options...........................           --             --            --           50
                                                          ---------        -------      --------    ---------
Balance, October 31, 1998 (unaudited)                     $       0        $     0      $138,218    $ 178,049
                                                          =========        =======      ========    =========

     The Company's ratio of earnings to fixed charges was 2.90, 4.08, 3.19 and
3.73 for the Company's fiscal year ended January 30, 1999, fiscal year ended January 31, 1998, fiscal quarter ended October 31, 1998 and fiscal quarter ended November 1, 1997, respectively. The Company's book value per share was $9.89 and $10.33 as of January 30, 1999 and October 31, 1998, respectively.

Recent Financial Results.

On March 15, 1999, the Company issued a press release (the "March 15 Press Release") its results for the fourth quarter of fiscal year 1998 and fiscal year 1998.

For the fourth quarter of fiscal 1998, the Company's net loss was $8.1 million, compared to net income of $14.0 million in the same period 1997. The diluted net loss per Share was $0.47 versus earnings of $0.77 per Share in the fourth quarter of fiscal 1997. The operating loss was $5.7 million versus operating income of $30.3 million of the fourth quarter of 1997. Net sales for the period totaled $332.1 million compared to $345.8 million 1997.

For the fiscal year ended January 30, 1999, net income was $10.5 million compared to $47.0 million last year. Diluted earnings were $0.58 per share versus $2.46 per share for fiscal 1997. Operating income was $58.4 million in 1998 compared to $110.3 million last year. Net sales for the year totaled $1.3 billion versus $1.3 billion in the prior year.

                            STATEMENT OF OPERATIONS

                                                      THIRTEEN WEEKS ENDED             FIFTY-TWO WEEKS ENDED
                                                    1/30/99          1/31/98          1/30/99         1/31/98
                                                  -----------      -----------      -----------      ----------
                                                  (UNAUDITED)      (UNAUDITED)      (UNAUDITED)
(In millions, except share and per share amounts)
Net sales.......................................      $332.1           $345.8         $1,328.4         $1,314.8
Cost of goods sold..............................       187.5            178.7            693.7(c)         677.6(f)
                                                  ----------       ----------       ----------       ----------
Gross margin....................................       144.6            167.1            634.7            637.2
Catalog and operating expenses..................       147.5(a)         133.9(b)         565.0(a,d)       515.9(b)
Intangibles and organization cost
  amortization..................................         2.8              2.9             11.3             11.0
                                                  ----------       ----------       ----------       ----------
Operating (loss) income.........................        (5.7)            30.3             58.4            110.3
Interest expense, net...........................         6.1              7.6             29.1             27.7
                                                  ----------       ----------       ----------       ----------
Income (loss) before income taxes...............       (11.8)            22.7             29.3             82.6
(Benefit) Provision for income taxes............        (3.2)             8.7             12.6             31.5
                                                  ----------       ----------       ----------       ----------
Net (loss) income before extraordinary charge...        (8.6)            14.0             16.7             51.1
Extraordinary charge, net of tax................        (0.5)             0.0              6.2(e)           4.1(e)
                                                  ----------       ----------       ----------       ----------
Net (loss) income...............................      $ (8.1)          $ 14.0         $   10.5         $   47.0
                                                  ==========       ==========       ==========       ==========
DILUTED EARNINGS PER SHARE DATA:
Net (loss) income per share before extraordinary
  charge........................................     $ (0.50)          $ 0.77         $   0.92         $   2.67
Net (loss) income per share.....................     $ (0.47)          $ 0.77         $   0.58         $   2.46
Diluted shares..................................  17,274,939       18,272,217       18,090,886       19,412,973

Notes:

(a) Includes operating expenses for the thirteen and fifty-two weeks ended January 30, 1999 of $2.2 million associated with the Proposal. The impact on the diluted earnings per Share is $0.13 in the thirteen weeks ended January 30, 1999 and $0.12 in the fifty-two weeks ended January 30, 1999.

(b) Includes non-cash compensation charge of $0.2 million in each fiscal quarter due to amendments to the 1996 Brylane Performance Option Plan.

(c) Includes merchandise loss related to the discontinuance of Sue Brett of $1.2 million of the fifty-two weeks ended January 30, 1999.

(d) Includes relocation expenses of the King Size business to New York of $0.7 million and $0.5 million for a withdrawn registration statement in the fifty-two weeks ended January 30, 1999.

(e) For the fifty-two weeks ended January 30, 1999, represents a one-time, after tax extraordinary charge of $6.2 million related to the elimination of the deferred financing fees associated with the Senior Subordinated Notes and the 1997 Amended Bank Credit Facility. For the fifty-two weeks ended January 31, 1998, represents a one-time, after tax extraordinary charge of $4.1 million related to the elimination of the deferred financing fees associated with the 1996 Bank Credit Facility.

(f) Includes a non-recurring inventory charge of $3.3 million for the fifty-two weeks ended January 31, 1998 for the step-up of the value of inventory in connection with the Chadwick's acquisition.

A copy of the March 15 Press Release is filed as Exhibit (a)(9) to the Schedule 14D-1.

The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the Commission's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

8. Certain Information Concerning Parent and Purchaser. Parent is a societe anonyme organized under the laws of the Republic of France. Its registered office address is 18 Place Henri Bergson, 75381 Paris Cedex 08, France. Parent, through its subsidiaries, is principally engaged in the following businesses: worldwide distribution of electrical components and industrial supplies (Rexel); distribution in Europe of office supplies (Guilbert); distribution in France of wood and building materials (Pinault Bois et Materiaux); retail distribution of furniture, leisure products and home equipment; department stores and mail order of retail products through various catalogues; and financial services mainly in connection with group businesses. Parent is also a holding company for a variety of companies principally engaged in automobile and pharmaceutical trading in Africa and the French overseas territories, as well as for certain trading companies in Europe. Parent's principal chains include Printemps (general merchandise), Conforama (furniture, household electronic goods and appliances) and Fnac (records books, computers and consumer electronics). Through Redcats, Parent is Europe's third largest mail order company.

Purchaser is a Delaware corporation established on March 8, 1998 and has not carried on any activities other than the execution of the Merger Agreement. Purchaser is an indirect wholly owned subsidiary of Parent.

The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchaser.

On March 10, 1999, Parent announced its audited consolidated results for the year ended December 31, 1998. As at such date, Parent had consolidated revenues of 108,329,000,000 French Francs, operating income of 5,977,000,000 French Francs and net income of 3,331,000,000 French Francs. A copy of the Parent Results Press Release is filed as Exhibit (a)(12) to the Schedule 14D-1.

Parent beneficially owns 8,617,017 Shares, representing approximately 49.9% of the 17,248,296 Shares issued and outstanding at February 27, 1999.

Except as described in this Offer to Purchase,

     - none of Parent, Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and

     - none of Parent, Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the individuals or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since April 3, 1998, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since April 3, 1998, there have been no contacts, negotiations or transactions between Parent or Purchaser or any of their subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9. Financing of the Offer and the Merger. The total amount of funds required by Parent and Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $235 million. Parent intends to use cash on hand and/or funds from its or its affiliate's existing undrawn credit facilities. The decision as to the allocation of funding among existing or anticipated credit facilities will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate. The terms of any such financing will be fixed prior to consummation of the Offer. The Offer is not subject to financing.

10. Dividends and Distributions. The Merger Agreement does not permit the Company to declare any dividends without Parent's consent, and Parent has no intention of providing any such consent. If, on or after March 10, 1999, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to Stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares pursuant to the Offer, then, without prejudice to Purchaser's rights described in "Section 12. Certain Conditions of the Offer," (a) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced (subject to the terms and conditions of the Merger Agreement) to the extent any such dividend or distribution is payable in cash and (b) any non-cash dividend, distribution or right shall be received and held by the tendering Stockholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering Stockholder to the Depository for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner or any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser, in its sole discretion.

11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange and Exchange Act Registration. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Stockholders, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Following consummation of the Offer, the Company may fail to meet certain of the criteria for continued listing on the NYSE and be subject to delisting. See "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer."

In the event the Shares are no longer listed on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of Stockholders remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute margin securities for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. See "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer." The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to Stockholders and to the Commission, and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement in connection with

Stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be margin securities or be eligible for NYSE reporting. Parent currently intends to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Offer if the requirements for termination of registration are met.

12.  Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or pay for any tendered Shares, unless (a) there are validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 90% of the total number of outstanding Shares, on a fully diluted basis, on the date of purchase; provided, that following the Initial Expiration Date, Purchaser may accept for payment or pay for tendered Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 75% of the total number of outstanding Shares, on a fully diluted basis, on the date of purchase, satisfy the Minimum Condition and (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or under any applicable foreign statutes or regulations shall have expired or been terminated. Furthermore, notwithstanding any other provisions of the Offer, Purchaser may, subject to the terms of the Merger Agreement, amend or terminate the Offer or postpone the acceptance for payment of or payment for tendered Shares if at any time on or after March 10, 1999 (unless otherwise indicated below) and before the time of payment for any Shares, any of the following events shall occur:

     - there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, other than the routine application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to the Offer or to the Merger, that would reasonably be expected to: (a) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or seek to obtain material damages or make materially more costly the making of the Offer, (b) prohibit or materially limit the ownership or operation by Parent or Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compel Parent or Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent or Purchaser or the Company or any of its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of Parent or Purchaser to conduct its business or own such assets, (c) impose material limitations on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on all matters properly presented to the Stockholders, or (d) require divestiture by Parent or Purchaser of any Shares; or

     - there shall be any pending Action challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by the Merger Agreement or any other Action filed against the Company or any of its subsidiaries after the date of the Merger Agreement which, if adversely determined, could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or the consummation of the transactions contemplated by the Merger Agreement; or

     - there shall have occurred any development that has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole, excluding any development or event arising out of or attributable to the United States economy generally; or

     - the Company and Purchaser and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

     - any of the representations and warranties of the Company (a) set forth in the Merger Agreement that are qualified as to materiality or (b) relating to the capitalization of the Company shall not be true and correct; or

     - any representations and warranties in the Merger Agreement that are not qualified by materiality shall not be true and correct in any respect which would reasonably be expected to have a Material Adverse Effect on the Company, in each case, as if such representations and warranties were made at the time of such determination, except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect in the foregoing respects as of such specific date; or

     - the Company shall have failed to perform in any material respect or to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement; or

     - the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Purchaser the adoption or recommendation of the Offer, the Merger or the Merger Agreement; or

     - the Special Committee shall have resolved to withdraw or modify in a manner adverse to Parent or Purchaser the adoption or recommendation of the Offer, the Merger or the Merger Agreement; or

     - there shall have occurred, and continued to exist, (a) any general suspension of, or limitation on prices for, trading in securities on the NYSE or on the Paris Bourse (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions, (b) any decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the close of business on the last trading day immediately preceding the date of the Merger Agreement, (c) any change in currency exchange rates measured from the close of business on the date of the Merger Agreement, resulting in an increase of 15% or more in the Per Share Amount as translated from U.S. Dollars into French Francs, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or France, (e) a commencement of a war, armed hostilities or other significant national or international crisis directly or indirectly involving the United States or France, or
       (f) in the case of any of the foregoing clauses (a) through (e) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The conditions described above are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the rights described above will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described in this "--Section
12. Certain Conditions of the Offer" will be final and binding on all parties.

13. Extension of Tender Period; Amendment; Termination. Subject to the terms of the Merger Agreement and the applicable rules of the Commission, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, regardless of whether or not any of the conditions described in "--Section 12. Certain Conditions of the Offer" will have occurred or will have been determined by Purchaser to have occurred, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depository, and (b) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depository.

Purchaser also reserves the right, in its sole discretion, subject to the terms of the Merger Agreement, in the event any of the conditions specified in "--Section 12. Certain Conditions of the Offer" will not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depository may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to withdrawal rights as described in "--Section 4. Withdrawal Rights." However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) promulgated under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 promulgated under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of such change is generally required under applicable Commission rules and regulations to allow for adequate dissemination to stockholders. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time, as computed in accordance with Rule 14d-1 promulgated under the Exchange Act.

14.  Certain Legal Matters and Regulatory Approvals.

General. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Purchaser and Parent and discussions of representatives of Purchaser and Parent with representatives of the Company during Purchaser and Parent's investigation of the Company (See "SPECIAL FACTORS--Background of the Offer"), neither Purchaser nor Parent is aware of any license or other regulatory permit that appears to be material to the business of the Company, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in "--Section 12. Certain Conditions of the Offer," shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or Parent or that certain parts of the businesses of the Company or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this "--Section 14. Certain Legal Matters and Regulatory Appraisals." See "--Section 12. Certain Conditions of the Offer."

State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In CTS Corp. v. Dynamics Corp. of America, however, the United States Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws governing corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining Stockholders, provided, that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Section 203 of the DGCL prevents certain business combinations with an interested stockholder for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. In connection with the April 1998 Stock Purchase, the Company Board took the actions necessary so that the provisions of
Section 203 of the DGCL would not be triggered. The Company Board confirmed and ratified these actions in its approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and no further action by the Company Board with respect to Section 203 of the DGCL is required.

The Company conducts business in a number of states throughout the United States, some of which states have enacted takeover laws. Purchaser and Parent do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser and Parent will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser or Parent might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "--Section 12. Certain Conditions of the Offer."

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Department") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser and Parent pursuant to the Offer is subject to such requirements. Parent intends to make the required filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the near future.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deemed necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Purchaser, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Purchaser and Parent relating to the businesses in which Parent and the Company and their respective affiliates are engaged, Purchaser and Parent believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See "--Section 12. Certain Conditions of the Offer."

Litigation. Following the December 2nd Announcement, eight putative class actions were filed by certain Stockholders in the Court of Chancery of the State of Delaware, New Castle County, against the Company, its directors, its president and chief executive officer and Parent. The complaints are entitled as follows: (a) Mohammad Yassin v. Brylane Inc., et al., Civil Action No. 16819NC;
(b) Goldplate Holdings, Inc. v. Peter J. Canzone, et al., Civil Action No. 16820NC; (c) Patty Lisa v. Brylane Inc., et al., Civil Action No. 16821NC; (d)
F. Richard Mason v. Brylane Inc., et al., Civil Action No. 16823NC; (e) Judith Wit v. Brylane Inc., et al., Civil Action No. 16824NC; (f) Crandon Capital Partners v. Peter J. Canzone, et al., Civil Action No. 16825NC; (g) Spencer S. Falk v. Serge Weinberg, et al., Civil Action No. 16827NC; and (h) Gerald Patlis
v. Brylane Inc., et al., Civil Action No. 16829NC. The complaints seek relief on behalf of a class of plaintiffs who own Shares (other than Parent), and allege that the defendants breached their fiduciary duties in connection with the proposed acquisition by Parent on the ground that the $20 price contained in the Proposal was grossly inadequate and unfair, and seek injunctive relief and/or damages or rescission of the transaction. The foregoing complaints are filed as Exhibits (g)(1) through (g)(8) of the Schedule 14D-1.

In connection with the increase in the proposed price to $24.50, a Memorandum of Understanding has been entered into by the defendants and counsel for the plaintiffs in the above-referenced actions providing for the settlement of the class actions, subject to certain conditions, including judicial approval and the completion of discovery by the plaintiffs.

15. Fees and Expenses. Except as set forth below, neither Purchaser nor Parent will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

J.P. Morgan is acting as exclusive financial advisor to Purchaser in connection with the Offer and as exclusive Dealer Manager. As compensation for its services, J.P. Morgan will receive a fee of $1.35 million upon Purchaser accepting Shares for payment pursuant to the Offer which constitute a majority of Shares not currently beneficially owned by Parent. Parent has also agreed to reimburse J.P. Morgan for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify J.P. Morgan against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

Parent has retained MacKenzie Partners, as the Information Agent, and ChaseMellon Shareholder Services LLC, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interview, and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

As compensation for acting as Information Agent in connection with the Offer, MacKenzie Partners will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Parent for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of expenses, to be incurred by Purchaser and Parent in connection with the Offer, some of which are dependent upon the Offer being consummated.

Financial Advisor Fees and Expenses.........................    $1,350,000
Legal Fees and Expenses.....................................     1,100,000
Printing and Mailing........................................       350,000
Advertising.................................................        75,000
Filing Fees.................................................        46,389
Depository Fees.............................................        15,000
Information Agent Fees......................................         7,500
Miscellaneous...............................................        56,111
                                                                ----------
          Total.............................................     3,000,000
                                                                ==========

Pursuant to the Bear Stearns Letter Agreement, the Company agreed to pay Bear Stearns the following compensation: (i) an initial cash fee of $500,000; (ii) an additional cash fee of $500,000 at the earlier of April 30, 1999 or at such time Bear Stearns rendered an opinion; and (iii) a cash fee of $300,000 if Bear Stearns is called upon for testimony by deposition or trial in litigation relating to any transaction. The Company has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including attorneys fees, and to indemnify Bear Stearns against certain liabilities, including liabilities under the federal securities laws. The Commission has taken the position that such indemnification under the federal securities laws may not be enforceable if it is found to be against public policy.

16. Miscellaneous. Purchaser and Parent are not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser or Parent becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser or Parent will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser and Parent cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Stockholders in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 promulgated under the Exchange Act, Purchaser and Parent have filed with the Commission a Schedule 14D-1 (the "Schedule 14D-1") together with exhibits, furnishing additional information with respect to the Offer. Pursuant to Rule 14d-9 promulgated under the Exchange Act, the Company has filed with the Commission a Schedule 14D-9 (the "Schedule 14D-9"). Purchaser and Parent have filed a statement on Schedule 13E-3 with respect to the Offer and may file amendments to the Schedule 13E-3 (as so amended from time to time, the "Schedule 13E-3"). Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

                                     BUTTONS ACQUISITION CORPORATION

March 16, 1999

                                                                      SCHEDULE 1

                  LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF
        PARENT, PURCHASER, ARTEMIS, S.A., S.C.A. FINANCIERE PINAULT AND
                                  REDCATS S.A.

The name, business address, principal occupation or employment and five-year employment history of each director and executive officer of Parent, Purchaser, Artemis, S.A. ("Artemis"), S.C.A. Financiere Pinault ("SFP"), Redcats S.A. ("Redcats") and certain other information is set forth below. All of the outstanding capital stock of Purchaser is held by Empire Stores Group plc., a wholly owned direct subsidiary of Redcats ("Empire"). Redcats is a wholly owned subsidiary of Parent. Approximately 42.6% of the capital stock and 58.4% of the voting rights, respectively, of Parent are owned by Artemis. All of the voting stock of Artemis is owned by SFP. Mr. Francois Pinault, the Vice President of the Supervisory Board of Parent is the general partner of SFP, and approximately 75% of the interests in SFP are owned by Mr. Pinault, together with family members. The principal business address of Parent is 18 Place Henri Bergson, 75381 Paris, France. The principal business address of Purchaser is c/o Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street, New York, New York 10019. The principal business address of Redcats is 110, rue de Blanchemaille, 59051 Roubaix, France. The principal place of business address of Empire is 18 Canal Road, Bradford, West Yorkshire, BD99 4XB, Great Britain. The principal business address of SFP, Artemis and Mr. Pinault is 5, Boulevard de Latour Maubourg, 75007 Paris, France.

None of the persons listed below has engaged in any transactions with respect to Shares during the past 60 days. None of the persons listed below has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors); nor has any of said parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of France.

1. Parent. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with the Parent. Unless otherwise indicated, the business address of each executive officer is 18 Place Henri Bergson, 75381 Paris, France.

                       NAME                                               EMPLOYMENT HISTORY
Ambroise Roux......................................  President of Supervisory Board since December 1992. Retired for more than five years.
Patrick Duverger...................................  Supervisor since January 1996. Managing Director of Societe
  c/o Societe Generale                               Generale for more than 5 years.
  29, boulevard Hausmann
  75009 Paris
Baudoin Prot.......................................  Supervisor since March 1998. President and Chief Operating
  c/o Banque Nationale de Paris                      Officer of Banque Nationale de Paris since September 1996.
  16, boulevard des Italiens                         Deputy Managing Director of Banque Nationale de Paris from
  75009 Paris                                        1992 to September 1996.
Patrick Pollet.....................................  Supervisor since May 1994. Advisor from May 1983 to May
  c/o Credit Commercial de France                    1994. Director of Insurance of Credit Commercial de France
  103, avenue des Champs-Elysees                     for more than 5 years.
  75008 Paris
Philippe LaGayette.................................  Supervisor since January 1999. Chairman of J.P. Morgan et cie S.A. since 1998. Managing Director of Caisse Des Depots et Consignations from 1992 to 1997.
Alain Minc.........................................  Supervisor since November 1991. Chairman of A.M. Conseil
  c/o A.M. Conseil                                   since 1992.
  10, avenue George V
  75008 Paris
Bruno Roger........................................  Supervisor since February 1994. General Partner of Banque
  c/o Banque Lazard Freres & Cie.                    Lazard Freres & Cie (France) since 1978. Managing Director
  121 boulevard Hausmann                             of Lazard Freres & Co. (New York) since 1995.
  75008 Paris

                       NAME                                               EMPLOYMENT HISTORY
Jean-Yves Durance..................................  Supervisor since September 1996. Member of Executive
  c/o Credit Lyonnais                                Committee of Credit Lyonnais since January 1999. Head of
  19, boulevard des Italiens                         Retail Banking of Credit Lyonnais from March 1993 to
  75002 Paris                                        December 1998.
Francois Henrot....................................  Supervisor since September 1995. Managing Partner of
  c/o Rothschild & Cie Banque                        Rothschild et Cie Banque since March 1997. Chairman and CEO
  17, avenue Matignon                                of Supervisory Board of Credit du Nord from 1995-1997. Chief
  75008 Paris                                        Executive Officer of Compagnie Bancaire from March 1993 to
                                                     September 1995.
Serge Weinberg.....................................  Chairman of Management Board and CEO since July 1995.
                                                     Director of Redcats since 1995. Chairman of the Board, CEO and President of Purchaser since March 1999. President and
                                                     CEO of Rexel, S.A. from 1991 to 1995.
Francois Henri Pinault.............................  Member of Management Board since 1993. Chairman of the Board and CEO of Pinault Distribution since 1991. Member of
                                                     Artemis since 1992. Chairman of the Board and CEO of la Fnac since May 1997.
Jean-Claude Darrouzet..............................  Member of Management Board since 1997. Chairman of the
                                                     Management Board of Conforama since 1997. Director and CEO of Evian (Danone Group) from February 1994 to February 1997.
Per Kaufmann.......................................  Member of Management Board since February 1997. CEO of
  Citizenship: Swedish                               France Printemps since October 1996. Chairman of the Board and CEO of Ikea France 1992-1996.
Alain Redheuil.....................................  Member of Management Board. Chairman and CEO of Rexel, S.A.
                                                     since October 1996. CEO of Lhoist S.A. from June 1993 to
                                                     September 1996.
Hartmut Kramer.....................................  Member of Management Board. Chairman of the Board and CEO of
  Citizenship: German                                Redcats since 1998. Managing Partner of Peek & Coppenburg KG
                                                     Dusseldorf from 1989 to 1998.
Francois Pinault...................................  Vice President Supervisory Board. Chairman and CEO of
                                                     Artemis for more than five years.
Patricia Barbizet-Dussart..........................  Member of Supervisory Board. Managing Director of Artemis
                                                     since 1992. Chairman and CEO of Sefimeg since 1998.
Leon Cligman.......................................  Advisor since May 1993. Retired since 1998. Chairman of
                                                     Devanlay S.A. from 1984 to 1998.
Credit Lyonnais....................................  Advisor since May 1993.
  represented by Jean Paul Amiel
Jean Loyrette......................................  Advisor for more than 5 years. Partner of Gide Loyrette
                                                     Novel since 1957.
Jean-Philippe Hottinger............................  Advisor for more than 3 years. Chairman and CEO of H.R.
                                                     Finance since 1990.               .
Jean-Louis de Roux.................................  Advisor since 1993. Chairman of S.A. Companie d'Arbitrage et de Placement since 1990. Chairman of S.A. Salmaries Gertion since 1991.
Andre Guilbert.....................................  Advisor since 1998. Chairman of the Guilbert Supervisory
                                                     Board since 1992. Chairman and CEO of Guilbert since 1968.
Jean Pollet........................................  Advisor since January 1999. Supervisor from May 1986 to
                                                     January 1999. Retired for more than 5 years.

2. The Purchaser. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with the Parent. Unless otherwise indicated, the business address of each director or executive officer is 18 Place Henri Bergson, 75381 Paris, France.

                       NAME                                                EMPLOYMENT HISTORY
Serge Weinberg.....................................    Chairman of the Board, CEO and President of Purchaser since
                                                       March 1999. Chairman of Management Board and CEO since July
                                                       1995. Director of Redcats since 1995. President and CEO of
                                                       Rexel, S.A. from 1991 until 1995.
Hartmut Kramer.....................................    Director, Vice President and Treasurer of Purchaser since
Citizenship: German                                    March , 1999. Director since 1998. Chairman of the Board
                                                       and CEO of Redcats since 1998. Managing Partner of Peek &
                                                       Coppenburg KG Dusseldorf from 1989 to 1998.
Antoine Metzger....................................    Director, Vice President and Secretary of Purchaser since
                                                       March, 1999. Chief Financial Officer of Redcats since 1991.
Johannes Loning....................................    Director of Purchaser since March 1999. Director of
Citizenship: German                                    strategy and development of Redcats since May 1997.
                                                       Consultant for Mercer Management Consulting from 1988 to
                                                       1997.
Michael Hawker.....................................    Director of Purchaser since March 1999. Managing Director
Citizenship: U.K.                                      of Empire Stores Group plc. since 1994.

3. Artemis. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with Artemis. Unless otherwise indicated, the business address of each director or executive officer is 5, Boulevard de Latour Maubourg, 75007 Paris, France.

                       NAME                                                EMPLOYMENT HISTORY
Francois Pinault...................................    Managing General Partner of SFP for more than 5 years.
Patricia Barbizet-Dussart..........................    Managing Director of Artemis since 1992. Chairman and CEO
                                                       of Sefimeg since 1998.
Francois Henri Pinault.............................    Director for more than 5 years. Chairman of the Board and
                                                       CEO of Pinault Distribution since 1991. Chairman of the
                                                       Board and CEO of la Fnac since May 1997.
Jean-Louis de Roux.................................    Director since 1993. Chairman of S.A. Companie d'Arbitrage et de Placement since 1990. Chairman of S.A. Salmaries
                                                       Gertion since 1991.
John J. Rian III...................................    Director.
Citizenship: American

4. SFP. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with SFP. Unless otherwise indicated, the business address of each director or executive officer is 5, Boulevard de Latour Maubourg, 75007 Paris, France.

                       NAME                                                EMPLOYMENT HISTORY
Francois Pinault...................................    Managing General Partner for more than five years.
4, rue de Tournon
75006 Paris
Pinault Trustee                                        General Partner.
(S.A.R.L.).......... 5, Boulevard de Latour Mauboug
75007 Paris

5. Redcats. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with Redcats. Unless otherwise indicated, the business address of each director or executive officer is 110 rue de Blanchemaille, 5051 Roubaix, France.

                       NAME                                                EMPLOYMENT HISTORY
Hartmut Kramer.....................................    Chairman of the Board and CEO since 1998. Director of
  Citizenship: German                                  Parent since 1998. Director, Vice President and Treasurer
                                                       of Purchaser since March 1999. Managing Partner of Peek &
                                                       Coppenburg KG Dusseldorf from 1989 to 1998.
Serge Weinberg.....................................    Director since 1995. Chairman of the Board and CEO of
                                                       Parent since July, 1995. Chairman of the Board, CEO and
                                                       President of Purchaser since March, 1999. President and CEO of Rexel, S.A. from 1991 until 1995.
Patrice Marteau....................................    Director since June, 1996. CFO of PPR since 1995. Managing
                                                       Director Danone for Asia Pacific Area from 1994 to 1995.
Sapardis...........................................    Director since September, 1997.
  represented by Francois Potier

                                                                     SCHEDULE II

                           [BEAR STEARNS LETTERHEAD]

March 9, 1999

Special Committee of the Board of Directors
Brylane, Inc.
463 Seventh Avenue
New York, NY 10018

          Attention: Peter Starrett, Chairman

Gentlemen:

We understand that Brylane, Inc. ("Brylane"), Pinault-Printemps-Redoute S.A. ("PPR"), and Buttons Acquisition Corporation, a wholly-owned subsidiary of PPR, ("Purchaser") are considering entering into an Agreement and Plan of Merger (the "Merger Agreement") or (the "Transaction") dated March 10, 1999. Pursuant to the Merger Agreement Purchaser intends to purchase all of the outstanding Brylane common stock currently held by holders other than PPR, the Company and their respective wholly-owned subsidiaries (the "Public Stockholders"). Pursuant to the terms of the Merger Agreement the Public Stockholders of Brylane will receive $24.50 (the "Purchase Price") per share net to the sellers in cash in a cash tender offer (the "Offer") made by Purchaser, and the Offer will be followed by a merger, (the "Merger") in which each issued and outstanding share of Common Stock of Brylane beneficially owned by the Public Stockholders at the time of the Merger will be converted into the right to receive the Purchase Price. You have provided us with a draft of the Merger Agreement dated March 9, 1999.

You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the Public Stockholders of Brylane.

In the course of our analyses for rendering this opinion, we have:

     1. reviewed the draft of the Merger Agreement dated March 9, 1999, which we understand is in substantially the form to be executed by Brylane;

     2. reviewed Brylane's Initial Public Offering Prospectus dated February 21, 1997 and its Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended January 31, 1998 and its Quarterly Reports on Form 10-Q for the periods ended May 2, 1998, August 1, 1998 and October 31, 1998;

     3. reviewed preliminary financial information for the fiscal year ended January 31, 1999 and the fiscal quarter ended January 31, 1999;

     4. reviewed certain operating and financial information, including projections, provided to us by management relating to Brylane's business and prospects;

     5. met with certain members of Brylane's management to discuss its operations, historical financial statements and future prospects;

     6. reviewed the historical prices and trading volume of the common shares of Brylane;

     7. reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Brylane;

     8. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Brylane and the Merger Agreement; and

     9. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information including, and without limitation, the projections provided to us by Brylane. With respect to Brylane's most recent projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Brylane as to the expected future performance of Brylane. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us and we have further relied upon the assurances of the management of Brylane that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Brylane, nor have we been furnished with any such appraisals. In connection with the preparation of this opinion, we have not been authorized by the Special Committee, Brylane, or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of Brylane. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We have assumed that the Merger Agreement executed and delivered by the parties will contain identical financial and economic terms to the draft Merger Agreement reviewed by us. We have assumed that, in all respects material to our analysis, the representations and warranties contained in the Merger Agreement are true and correct and the conditions to the Merger will be met and the Merger will be consummated on the terms and conditions contemplated in the Merger Agreement.

We have acted as a financial advisor to the Special Committee in connection with the Merger Agreement and will receive a fee for such services.

In the ordinary course of business, Bear Stearns may actively trade the equity securities of Brylane for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is intended for the benefit and use of the Special Committee and the Board of Directors of Brylane and does not constitute a recommendation to the Special Committee, the Board of Directors of Brylane or any holders of Brylane common stock as to whether to tender their shares or how to vote in connection with the Merger. This opinion does not address Brylane's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer document, proxy statement or Schedule 13E-3 to be distributed to the holders of Brylane Common Stock in connection with the Transaction.

Based on and subject to the foregoing, it is our opinion that the Purchase Price is fair, from a financial point of view, to the Public Stockholders of Brylane Inc.

                                     Very truly yours,

                                     BEAR, STEARNS & CO. INC.

                                     By: /s/ Jerry H. Marcus
                                      ------------------------------------------
                                         Senior Managing Director

               SECTION 262 OF THE DELAWARE GENERAL CORPORATE LAW
                               APPRAISAL RIGHTS.

                                                                    SCHEDULE III

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

                                      III-1

(d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

                                      III-2

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                      III-3

                                                                     SCHEDULE IV

                                                                     [CONFORMED]

                          AGREEMENT AND PLAN OF MERGER

                              DATED MARCH 10, 1999

                                  BY AND AMONG

                         PINAULT-PRINTEMPS-REDOUTE S.A.

                        BUTTONS ACQUISITION CORPORATION

                                      AND

                                  BRYLANE INC.

                               TABLE OF CONTENTS

                                                                PAGE
                              ARTICLE I
THE OFFER...................................................     IV-1
  Section 1.1.   The Offer..................................     IV-1
  Section 1.2.   Company Actions............................     IV-2
                             ARTICLE II
THE MERGER..................................................     IV-3
  Section 2.1.   The Merger.................................     IV-3
  Section 2.2.   Effective Time.............................     IV-3
  Section 2.3.   Effects of the Merger......................     IV-3
  Section 2.4.   Certificate of Incorporation and By-Laws of
     the Surviving Corporation..............................     IV-3
  Section 2.5.   Directors..................................     IV-4
  Section 2.6.   Officers...................................     IV-4
  Section 2.7.   Conversion of Shares of Common Stock.......     IV-4
  Section 2.8.   Conversion of Purchaser Common Stock.......     IV-4
  Section 2.9.   Options....................................     IV-4
  Section 2.10.  Stockholders' Meeting......................     IV-5
  Section 2.11.  Merger Without Meeting of Stockholders.....     IV-5
  Section 2.12.  Additional Actions.........................     IV-5
                             ARTICLE III
PAYMENT FOR SHARES..........................................     IV-5
  Section 3.1.   Dissenting Shares..........................     IV-5
  Section 3.2.   Payment for Shares of Common Stock.........     IV-5
                             ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............     IV-6
  Section 4.1.   Organization and Qualification;
     Subsidiaries...........................................     IV-6
  Section 4.2.   Certificate of Incorporation and By-Laws...     IV-6
  Section 4.3.   Capitalization; Subsidiaries...............     IV-7
  Section 4.4.   Authority Relative to this Agreement.......     IV-7
  Section 4.5.   No Conflict; Required Filings and
     Consents...............................................     IV-8
  Section 4.6.   SEC Reports and Financial Statements.......     IV-8
  Section 4.7.   Employee Benefit Matters...................     IV-9
  Section 4.8.   Litigation.................................    IV-10
  Section 4.9.   Information................................    IV-10
  Section 4.10.  Taxes......................................    IV-10
  Section 4.11.  Intellectual Property......................    IV-11
  Section 4.12.  Year 2000 Compliance.......................    IV-11
  Section 4.13.  Certain Approvals..........................    IV-11
  Section 4.14.  Brokers....................................    IV-11
  Section 4.15.  Opinion of Financial Advisor...............    IV-11
  Section 4.16.  Vote Required..............................    IV-11
                              ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE
  PURCHASER.................................................    IV-12
  Section 5.1.   Organization and Qualification.............    IV-12
  Section 5.2.   Authority Relative to this Agreement.......    IV-12
  Section 5.3.   No Conflict; Required Filings and
     Consents...............................................    IV-12
  Section 5.4.   Information................................    IV-12
  Section 5.5.   Financing..................................    IV-13

                                                                PAGE
                             ARTICLE VI
COVENANTS...................................................    IV-13
  Section 6.1.   Conduct of Business of the Company.........    IV-13
  Section 6.2.   Access to Information......................    IV-14
  Section 6.3.   Reasonable Best Efforts....................    IV-14
  Section 6.4.   Public Announcements.......................    IV-14
  Section 6.5.   Indemnification............................    IV-14
  Section 6.6.   Notification of Certain Matters............    IV-15
  Section 6.7.   State Takeover Laws........................    IV-15
  Section 6.8.   Acquisition Transactions...................    IV-15
  Section 6.9.   Management.................................    IV-15
                             ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER....................    IV-15
  Section 7.1.   Conditions.................................    IV-15
                            ARTICLE VIII
TERMINATION; AMENDMENTS; WAIVER.............................    IV-16
  Section 8.1.   Termination................................    IV-16
  Section 8.2.   Effect of Termination......................    IV-17
  Section 8.3.   Amendment..................................    IV-17
  Section 8.4.   Extension; Waiver..........................    IV-17
                             ARTICLE IX
MISCELLANEOUS...............................................    IV-17
  Section 9.1.   Non-Survival...............................    IV-17
  Section 9.2.   Entire Agreement; Assignment...............    IV-17
  Section 9.3.   Validity...................................    IV-18
  Section 9.4.   Notices....................................    IV-18
  Section 9.5.   Governing Law..............................    IV-18
  Section 9.6.   Descriptive Headings.......................    IV-18
  Section 9.7.   Counterparts...............................    IV-19
  Section 9.8.   Parties in Interest........................    IV-19
  Section 9.9.   Fees and Expenses..........................    IV-19
  Section 9.10.  Certain Definitions........................    IV-19
  Section 9.11.  Specific Performance.......................    IV-19
                               ANNEXES
Annex I--Conditions to the Offer

                          AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 10, 1999, by and among Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), Buttons Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and Brylane Inc., a Delaware corporation (the "Company").

WHEREAS, Parent beneficially owns 8,617,017 shares (the "Parent Shares") of the common stock, par value $0.01 per share, of the Company (the "Common Stock");

WHEREAS, Parent has proposed that the Purchaser acquire all of the issued and outstanding shares of Common Stock not beneficially owned by Parent or the Purchaser (references to the Parent shall, where the context so requires, be deemed to refer to the Purchaser as well);

WHEREAS, it is proposed that the Purchaser will make a cash tender offer (the "Offer") in compliance with Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder to acquire all the issued and outstanding shares of Common Stock for $24.50 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions of this Agreement; and that the Offer will be followed by the merger (the "Merger") of the Purchaser with and into the Company, with the Company being the surviving corporation, in accordance with the General Corporation Law of the State of Delaware ("DGCL"), pursuant to which each issued and outstanding share of Common Stock not beneficially owned by Parent will be converted into the right to receive the Per Share Amount, upon the terms and subject to the conditions provided herein;

WHEREAS, a special committee (the "Special Committee") comprised of three independent directors of the Board of Directors of the Company (the "Board") has received the written opinion of Bear Stearns & Co. Inc. (the "Financial Advisor") that, based on, and subject to, the various assumptions and qualifications set forth in such opinion, as of the date of such opinion, the consideration to be received by the holders of Common Stock (other than Parent and the Purchaser) pursuant to the Offer and the Merger was fair to such holders from a financial point of view;

WHEREAS, the Special Committee has determined that it is in the best interests of the stockholders of the Company (the "Stockholders") to approve Parent's acquisition of the shares of Common Stock not beneficially owned by Parent and to waive the provisions of the Governance Agreement, dated as of April 3, 1998, by and between the Company and Parent (the "Governance Agreement"), which would otherwise limit Parent in making the Offer or effecting the Merger, and has voted to recommend to the Board that the Board recommend that the Stockholders
(i) accept the Offer and tender their shares of Common Stock pursuant to the Offer and (ii) approve the Merger following consummation of the Offer; and

WHEREAS, the Board has determined that it is in the best interests of the Stockholders to approve Parent's proposed acquisition and has voted (i) to recommend that the Stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and (ii) to approve the Merger of the Purchaser with and into the Company, with the Company being the surviving corporation, following consummation of the Offer;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Parent, the Purchaser and the Company agree as follows:

                                   ARTICLE I

                                   THE OFFER

Section 1.1.  The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, the Purchaser shall, and Parent shall cause the Purchaser to, commence within the meaning of Rule 14d-2 under the Exchange Act the Offer in no later than five business days after the initial public announcement of Parent's intention to commence the Offer. The Offer shall have a scheduled expiration date 20 business days following commencement of the Offer (the "Initial Expiration Date"). Notwithstanding any contrary provision of this Agreement, the Purchaser (i) if so requested by the Company at the direction of the Special Committee, will extend the Offer for up to 20 business days in the event upon the Initial Expiration Date, the Purchaser shall not have accepted for payment shares of Common Stock pursuant to the Offer as a result of one or more of the conditions set forth in Annex I hereto not having been satisfied or waived by the Purchaser, (ii) at its discretion may determine from time to time to extend the Offer for no more than an aggregate of 20 business days following the later of the Initial

Expiration Date and the first expiration date thereafter on which all of the conditions set forth in Annex I shall have been satisfied or waived, if applicable; provided, however, that in the event that the Purchaser extends the Offer pursuant to this clause (ii) all of the conditions to the Offer shall be deemed to have been irrevocably satisfied for all purposes of the Offer and shall not be asserted by Parent as a basis for not consummating the Offer and
(iii) may, from time to time at its discretion, extend the Offer in increments of up to ten business days each, if one or more of the conditions set forth in Annex I shall not have been satisfied or waived. The Purchaser shall not accept for payment any shares of Common Stock tendered pursuant to the Offer unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of Common Stock which, together with the Parent Shares, satisfy the Minimum Condition (as defined in Annex I). Under no circumstances shall Parent or Purchaser waive the Minimum Condition. In addition to the Minimum Condition, the obligation of the Purchaser to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer shall be subject only to the satisfaction of the conditions set forth in Annex I hereto. Parent expressly reserves the right to increase the Per Share Amount under such circumstances, if any, as Parent, in its sole discretion, may deem appropriate. Without the prior consent of the Special Committee, the Purchaser will not (i) decrease the Per Share Amount; (ii) change the number of shares of Common Stock to be purchased in the Offer; (iii) change the form of the consideration payable in the Offer; (iv) add to the conditions to the Offer set forth in Annex I hereto; or (v) make any other change in the terms or conditions of the Offer which is adverse to the holders of shares of Common Stock. The Per Share Amount shall, subject to any applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Following the satisfaction or waiver of the conditions to the Offer, Parent shall cause the Purchaser to accept for payment and pay for, in accordance with the terms of the Offer, all shares of Common Stock validly tendered pursuant to the Offer and not withdrawn, pursuant to applicable law.

(b) As soon as reasonably practicable on the date of commencement of the Offer, Parent shall file with the Securities and Exchange Commission (the "SEC") (i) a Tender Offer Statement on Schedule 14D-1, including the exhibits thereto (together with all amendments and supplements thereto, the "Schedule 14D-1"), including the exhibits thereto with respect to the Offer and (ii) a Rule 13e-3 Transaction Statement on Schedule 13E-3, including the exhibits thereto (together with all amendments and supplements thereto, the "Schedule 13E-3") with respect to the Offer and the other transactions contemplated hereby (the "Transactions"). The Schedule 14D-1 and the Schedule 13E-3 shall contain or shall incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the letter of transmittal and any summary advertisement (the
Schedule 14D-1, the Schedule 13E-3, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Offer Documents"). Parent, the Purchaser and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents which shall have become materially incorrect or misleading, and Parent and the Purchaser further agree to take all steps necessary to cause the Schedule 14D-1 and the Schedule 13E-3 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable law. The Company, the Special Committee and their respective counsel shall be given the reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC. Parent and the Purchaser shall provide promptly the Company, the Special Committee and their respective counsel with a copy of any written comments or telephonic notification of any oral comments Parent or the Purchaser may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt thereof. Parent and the Purchaser shall provide the Company and the Special Committee, and their respective counsel, with a reasonable opportunity to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Transactions or this Agreement.

Section 1.2.  Company Actions.

(a) The Company hereby consents to the Offer and represents that (i) the Special Committee and the Board at meetings duly held on March 9, 1999, have each, by unanimous vote of all directors present and voting, (A) determined that each of the Offer and the Merger, is fair to and in the best interests of the Stockholders (other than Parent and the Purchaser), (B) approved this Agreement and the Transactions, (C) determined that this Agreement is advisable and resolved to recommend that the Stockholders (other than Parent and the Purchaser) accept the Offer and tender their shares of Common Stock pursuant to the Offer and approve and adopt this Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended to the extent the Board or the Special Committee deems it necessary to do so in the exercise of its fiduciary duties, as advised in writing by independent counsel, and (D) waived the provisions of the Governance Agreement which would otherwise limit Parent in making the Offer or effecting the Merger, and (ii) the Financial Advisor has delivered to the Special Committee a written opinion that, based on, and subject to, the various assumptions and qualifications set forth in such opinion, as of the date thereof the consideration to be received by the Stockholders (other than Parent and the Purchaser) pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Special Committee and the Board described in this Section 1.2(a).

(b) On the same day as the Parent first files the Schedule 14D-1 with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9, including all exhibits thereto (together with all amendments and supplements thereto, the "Schedule 14D-9"), containing the recommendations of the Special Committee and the Board described in Section 1.2(a) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 promulgated under the Exchange Act, and any other applicable law. The Company, Parent and the Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become materially incorrect or misleading, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Common Stock, in each case as and to the extent required by applicable law. Parent and its counsel shall be given the opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC. The Company shall provide Parent and its counsel with a copy of any written comments or telephonic notification of any oral comments the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt thereof. The Company and its counsel shall provide Parent and its counsel with a reasonable opportunity to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Transactions or this Agreement.

(c) In connection with the Transactions, the Company (i) shall promptly furnish Parent with mailing labels containing the names and addresses of all record holders of shares of Common Stock and with security position listings of shares of Common Stock held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of shares of Common Stock and (ii) shall furnish Parent with such additional information, including, without limitation, updated listings and computer files of Stockholders, mailing labels and security position listings, and such other assistance as Parent, the Purchaser or their agents may reasonably request in connection with the Offer and the Merger.

                                   ARTICLE II

                                   THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the DGCL, at the Effective Time (as defined below) the Purchaser shall be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). At the option of Parent, and provided that such amendment does not delay the Effective Time, the Merger may be structured so that, and this Agreement shall thereupon be amended to provide that, the Company shall be merged with and into the Purchaser or another direct or indirect wholly owned subsidiary of Parent, with the Company, the Purchaser or such other subsidiary of Parent continuing as the Surviving Corporation (as determined by Parent); provided, however, that the Company shall be deemed not to have breached any of its representations and warranties herein if and to the extent such breach would have been attributable to such election. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing and, where appropriate, to provide that the Purchaser (or another subsidiary of Parent) shall be the Surviving Corporation.

Section 2.2. Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Sections 7.1(a) and 7.1(b) of this Agreement, but subject to the satisfaction or waiver of the conditions set forth in Section 7.1(c), 7.1(d) and 7.1(e) of this Agreement, the Company shall execute, in the manner required by the DGCL and deliver to the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, and the parties shall take such other and further actions as may be required by law to make the Merger effective. The Merger shall be effective upon the filing of the certificate of merger or such later time as specified in the certificate of merger. The time the Merger becomes effective in accordance with applicable law is referred to as the "Effective Time."

Section 2.3. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

Section 2.4. Certificate of Incorporation and By-Laws of the Surviving Corporation.

(a) The Certificate of Merger shall provide that at the Effective Time (i) the Certificate of Incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended as of the Effective Time so as to contain the provisions and only the provisions, contained immediately prior thereto in the Certificate of Incorporation of the Purchaser, except for Article I thereof, which shall continue to read as follows: "The name of the corporation is Brylane Inc. (the "Corporation")."

(b) The By-Laws of the Purchaser in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until amended in accordance with the provisions thereof and applicable law.

Section 2.5. Directors. Subject to applicable law, the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Prior to the Effective Time, the directors of the Company other than those who are directors of the Purchaser and other than Peter J. Canzone shall resign from the Board effective immediately after the Effective Time. For purposes of the Amended and Restated Credit Agreement, dated as of April 30, 1997, amended and restated as of September 21, 1998, as further amended, among Brylane, L.P., the Lenders listed therein and Credit Lyonnais New York Branch, as Administrative Agent, the directors of Purchaser have been nominated to be directors of the Surviving Corporation by the Board.

Section 2.6. Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.7. Conversion of Shares of Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company, which shares of Common Stock, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto and other than Dissenting Shares (as defined below)), shall be converted into the right to receive in cash an amount equal to the Per Share Amount (the "Merger Price"), payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such share of Common Stock.

Section 2.8. Conversion of Purchaser Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.9. Options. Prior to the Effective Time, the Board (or, if appropriate, any Committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time, of all the outstanding stock options (the "Options") heretofore granted under any stock option or similar plan of the Company (the "Stock Plans"). Immediately prior to the Effective Time, (i) each Option, whether or not then vested or exercisable, shall no longer be exercisable but shall entitle each holder thereof who is an employee or director of the Company or any of its subsidiaries at the Effective Time, in cancellation and settlement therefor, to payments in cash (subject to any applicable withholding taxes, the "Cash Payment"), at the Effective Time, equal to the product of (x) the total number of shares of Common Stock subject or related to such Option, whether or not then vested or exercisable and (y) the excess (if any) of the Merger Price over the exercise price per share subject or related to such Option, each such Cash Payment to be paid to each holder of an outstanding Option who is an employee or director of the Company or any of its subsidiaries at the Effective Time as soon as practicable following the Effective Time. The Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the Effective Time. The Company will take all reasonable steps to ensure that after the Effective Time none of the Parent, the Company or any of their respective subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any Person, other than Parent or its affiliates, to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof or have any right under the Stock Plans to acquire any capital stock of the Company, Parent or the Surviving Corporation. The Company will use its reasonable best efforts to obtain all consents, if any, that are necessary to ensure that after the Effective Time, the only rights of the holders of Options to purchase shares of Common Stock in respect of such Options will be to receive the Cash Payment in cancellation and settlement thereof.

Section 2.10.  Stockholders' Meeting.

(a) If required by applicable law in order to consummate the Merger, the Company, acting through the Board, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws:

          (i) duly call, give notice of, convene and hold a special meeting of its Stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment of shares of Common Stock by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon this Agreement;

          (ii) prepare and file with the SEC a preliminary proxy statement relating to this Agreement, and use its reasonable best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as defined below) and, after consultation with Parent, to respond promptly to any comments made by the SEC or its staff with respect to the preliminary proxy statement and cause a definitive proxy statement (the "Proxy Statement") to be mailed to its Stockholders and (y) subject to the fiduciary duties of the Board under applicable law, to obtain the necessary approvals of the Merger and this Agreement by its Stockholders; and

          (iii) subject to the fiduciary obligations of the Board and the Special Committee under applicable law as provided in Section 1.2(a), include in the Proxy Statement the recommendation of the Board and the Special Committee that Stockholders vote in favor of the approval of this Agreement.

(b) Parent agrees that it will vote, or cause to be voted, all of the shares of Common Stock then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of this Agreement.

Section 2.11. Merger Without Meeting of Stockholders. Notwithstanding Section 2.10, in the event that Parent, the Purchaser or any other subsidiary of Parent shall acquire, together with the Parent Shares, at least 90% of the outstanding shares of Common Stock pursuant to the Offer, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for shares of Common Stock by the Purchaser pursuant to the Offer without a meeting of Stockholders, in accordance with Section 253 of the DGCL.

Section 2.12. Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to
(a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

                                  ARTICLE III

                               PAYMENT FOR SHARES

Section 3.1. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the requirement of Section 262 of the DGCL ("Dissenting Shares"), shall not be converted into the right to receive the Merger Price as provided in Section 2.7, unless and until such holder fails to perfect or withdraws or otherwise loses his or her right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his or her right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Price to which such holder is entitled, without interest or dividends thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Common Stock and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 3.2.  Payment for Shares of Common Stock.

(a) From and after the Effective Time, ChaseMellon Shareholder Services LLC, or such other bank or trust company as shall be mutually acceptable to Parent and the Company, shall act as paying agent (the "Paying Agent") in effecting the payment of the Merger Price in respect of certificates (the "Certificates") that, prior to the Effective Time, represented shares of Common

Stock entitled to payment of the Merger Price pursuant to Section 2.7. At the Effective Time, Parent or the Purchaser shall deposit, or cause to be deposited, in trust with the Paying Agent the aggregate Merger Price to which holders of shares of Common Stock shall be entitled at the Effective Time pursuant to
Section 2.7.

(b) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of Certificates that immediately prior to the Effective Time represented shares of Common Stock (other than Certificates representing shares of Common Stock held by Parent or the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company and other than Certificates representing Dissenting Shares) a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and instructions for use in surrendering such Certificates and receiving the Merger Price in respect thereof. Upon the surrender of each such Certificate, the Paying Agent shall pay the holder of such Certificate the Merger Price multiplied by the number of shares of Common Stock formerly represented by such Certificate, in consideration therefor, and such Certificate shall be cancelled. Until so surrendered, each such Certificate (other than Certificates representing shares of Common Stock held by Parent or the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company and other than Certificates representing Dissenting Shares) shall represent solely the right to receive the aggregate Merger Price relating thereto. No interest or dividends shall be paid or accrued on the Merger Price. If the Merger Price (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing shares of Common Stock surrendered therefor is registered, it shall be a condition to such right to receive such Merger Price that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such shares of Common Stock shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Merger Price to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

(c) Promptly following the date which is 180 days after the Effective Time (or such later date as the Surviving Corporation shall request), the Paying Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the Transactions, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a share of Common Stock may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Price relating thereto, without any interest or dividends thereon.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any shares of Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing shares of Common Stock are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and cancelled in return for the payment of the aggregate Merger Price relating thereto, as provided in this Article III, subject to applicable law in the case of Dissenting Shares.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and the Purchaser that:

Section 4.1. Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Company's subsidiaries is a corporation or partnership duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction of its incorporation or formation. The Company and each of its subsidiaries has the requisite corporate or partnership power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing (where applicable), in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing (where applicable) necessary, except where the failure to have such power or authority, or the failure to be so qualified, licensed or in good standing, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The term "Material Adverse Effect on the Company", as used in this Agreement, means any change in or effect on the business, assets, liabilities, financial condition, results of operation or prospects of the Company or any of its subsidiaries that is materially adverse to the Company and its subsidiaries taken as a whole.

Section 4.2. Certificate of Incorporation and By-Laws. The Company has heretofore made available to Parent and the Purchaser a complete and correct copy of the certificate of incorporation and the by-laws or comparable organizational documents, each as amended to the date hereof, of the Company and each of its subsidiaries.

Section 4.3. Capitalization; Subsidiaries. The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of the close of business on February 27, 1999, 17,248,296 shares of Common Stock were issued and outstanding, all of which are entitled to vote on this Agreement, and 3,740,800 shares of Common Stock were held in treasury. 500,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") are authorized. No shares of Series A Preferred Stock are issued and outstanding. The Company has no shares reserved for issuance, except that, as of March 8, 1999, there were
(i) 788,182 shares of Common Stock reserved for issuance pursuant to outstanding Options granted under the 1996 Stock Option Plan and 765,309 available for issuance pursuant to Options not yet granted under such Plan; (ii) 47,550 shares of Common Stock reserved for issuance pursuant to outstanding Options granted under the 1996 Performance Stock Option Plan and 160,000 available for issuance pursuant to Options not yet granted under such Plan and (iii) no shares of Common Stock reserved for issuance pursuant to outstanding Options granted under the 1998 Performance Stock Option Plan and 900,000 available for issuance pursuant to Options not yet granted under such Plan. As of March 8, 1999, the Company has options to purchase shares of Common Stock outstanding and issued as listed in the aggregate (including exercise price) in Section 4.3 of the disclosure schedule delivered to Parent by the Company on the date hereof (the "Company Disclosure Schedule"). Promptly following the date hereof, the Company shall deliver to Parent the information set forth in Section 4.3 of the Company Disclosure Schedule pursuant to the immediately preceding sentence listed by individual. Since June 12, 1998, the Company has not issued any shares of capital stock except pursuant to the exercise of Options outstanding as of such date. All the outstanding shares of Common Stock are, and all shares of Common Stock which may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its subsidiaries issued and outstanding. Except as set forth above and except for the Transactions, there are no existing options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its subsidiaries, obligating the Company or any of its subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests and neither the Company nor any of its subsidiaries is obligated to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment. Except as contemplated by this Agreement and except for the Company's obligations in respect of the Options under the Stock Plans, there are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Common Stock or the capital stock or other equity interests of the Company or any of its subsidiaries. Each of the outstanding shares of capital stock or other equity interests of each of the Company's subsidiaries is duly authorized, validly issued, fully paid, and to the extent applicable, nonassessable, and, except as set forth in Section 4.3 of the Company Disclosure Schedule, such shares or other equity interests of the Company's subsidiaries as are owned by the Company or by a subsidiary of the Company are owned in each case free and clear of any lien, claim, option, charge, security interest, limitation, encumbrance and restriction of any kind (any of the foregoing being a "Lien"). Except as set forth in Section 4.3 of the Company Disclosure Schedule, the Company has not agreed to register any securities under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities law or granted registration rights to any person or entity; copies of any registration rights agreements set forth in Section 4.3 of the Company Disclosure Schedule have previously been provided to Parent. Set forth in Section 4.3 of the Company Disclosure Schedule is a complete and correct list of each subsidiary (direct or indirect) of the Company and any joint ventures, partnerships or similar arrangements in which the Company has an interest (and the amount and percentage of any such interest). No entity in which the Company owns, directly or indirectly, less than a 50% equity interest is, individually or when taken together with all such other entities, material to the business of the Company and its subsidiaries taken as a whole.

Section 4.4. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized and approved by the Board and the Special Committee and no other corporate proceedings on the part of the Company are necessary to authorize or approve this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval of this Agreement by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock entitled to vote thereon, to the extent required by applicable law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and the Purchaser, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

Section 4.5.  No Conflict; Required Filings and Consents.

(a) Assuming (i) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), are made and the waiting periods thereunder have been terminated or have expired, (ii) the requirements of the Exchange Act and any applicable state securities, "blue sky" or takeover law are met, (iii) the filing of the certificate of merger and other appropriate merger documents, if any, as required by the DGCL, is made and (iv) approval of this agreement by a majority of the holders of shares of Common Stock, if required by the DGCL, is received, none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions hereof will (a) conflict with or violate the Certificate of Incorporation or By-Laws of the Company or the comparable organizational documents of any of its subsidiaries, (b) conflict with or violate any statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries, or by which any of them or any of their respective properties or assets may be bound or affected, or (c) result in a violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any material benefit, or the creation of any Lien on any of the property or assets of the Company or any of its subsidiaries (any of the foregoing referred to in clause (b) or this clause (c) being a "Violation") pursuant to, any note, bond, mortgage, indenture, contract, agreement, arrangement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties may be bound or affected, except in the case of the foregoing clauses
(b) or (c) for any such Violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, or could not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions. Section 4.5 of the Company Disclosure Schedule sets forth any such Violation of clause (c) of the immediately preceding sentence.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions hereof will require any consent, waiver, approval, authorization or permit of, or registration or filing with or notification to (any of the foregoing being a "Consent"), any federal, state, local or foreign administrative, governmental or regulatory authority, agency, commission, tribunal or body (a "Governmental Entity"), except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the certificate of merger pursuant to the DGCL, (iii) compliance with the HSR Act and any requirements of any foreign or supranational antitrust, competition, trade regulatory or similar laws, rules or regulations ("Antitrust Laws") and (iv) Consents the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or reasonably be expected to prevent or materially delay consummation of the Transactions.

Section 4.6.  SEC Reports and Financial Statements.

(a) The Company has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements required to be filed by the Company with the SEC since February 26, 1997 (as they have been amended since the time of their filing, collectively, the "SEC Reports"). As of their respective dates, the SEC Reports (including but not limited to any financial statements or schedules included or incorporated by reference therein) complied in all material respects with the requirements of the Exchange Act and the Securities Act, and the rules and regulations of the SEC promulgated thereunder applicable, as the case may be, to such SEC Reports, and none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included in the SEC Reports at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any SEC Report amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NYSE, any other stock exchange or any other comparable Governmental Authority.

(c) Except as reflected, reserved against or otherwise disclosed in the financial statements of the Company included in the SEC Reports or as otherwise disclosed in the SEC Reports, in each case, filed prior to the date of this Agreement or as set forth in Section 4.6(c) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries have any liabilities or obligations (absolute, accrued, fixed, contingent or otherwise) which would be required to be reflected on a balance sheet or the notes thereto prepared in accordance with GAAP, other than liabilities incurred in the ordinary course of business consistent with past practice since January 30, 1999 which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(d) Since January 30, 1999, (i) no development or event has occurred that has, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or on the ability of the Company to consummate the Transactions, (ii) the Company and each of its subsidiaries has conducted its respective operations in the ordinary and usual course of business consistent with past practice and (iii) neither the Company nor any of its subsidiaries has taken any action or omitted to take any action, which act or omission, if after the date of this Agreement, would result in a breach or violation of Section 6.1.

(e) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.7.  Employee Benefit Matters.

(a) Section 4.7 of the Company Disclosure Schedule lists all material compensation and benefit plans, contracts and arrangements maintained by, sponsored or participated in by the Company and its subsidiaries in which any current or former employees or directors of the Company or its subsidiaries participate (the "Employee Benefit Plans").

(b) Except as could not, individually or in the aggregate, reasonably be expected, to have a Material Adverse Effect on the Company (i) all Employee Benefit Plans are in compliance with and have been administered in compliance with all applicable requirements of law, including, but not limited to, the Internal Revenue Code of 1986, as amended (the "Code"), and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and have been operated in accordance with their terms, and all contributions required to be made to each such plan under the terms of such plan, ERISA or the Code for any period through the date hereof have been timely paid or made in full and through the Effective Time will be timely paid or made in full; (ii) no "prohibited transaction" (as defined in Section 4975 of the Code) has occurred with respect to any Employee Benefit Plan which would reasonably be expected to subject any Employee Benefit Plan (or its related trust), the Company or any subsidiary, to a tax or penalty imposed under Section 4975 of the Code; (iii) the Company has not incurred any material liability under Title IV of ERISA which has not been satisfied in full, no event has occurred and no condition exists that would reasonably be expected to result in the Company incurring a material liability under Title IV of ERISA, and no Employee Benefit Plan has incurred an "accumulated funding deficiency" as defined in Section 412 of the Code or
Section 302 of ERISA; (iv) none of the Company, its subsidiaries or any entity, trade or business that is considered one employer with the Company or any of its subsidiaries under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an "ERISA Affiliate") is required to contribute to, or during the five-year period ending on the Effective Time will have been required to contribute to, any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA); (v) each Employee Benefit Plan which is not maintained in the United States is funded and/or book reserved for in accordance with applicable laws and reasonable accounting assumptions; (vi) there is no pending or, to the knowledge of the Company, threatened legal action, suit or claim relating to any current or former employee of the Company or its subsidiaries or any Employee Benefit Plan.

(c) The Transactions will not constitute a "change of control" under, require the consent from or the giving of notice to a third party pursuant to, or accelerate vesting or repurchase rights under the terms, conditions or provisions of any employment, compensation, termination or severance agreement of the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is a party to any agreement, contract or arrangement that could result, on account of the Transactions (including upon any subsequent termination of employment) in the payment of any excess parachute payments within the meaning of Section 280G of the Code or any payment that would be nondeductible under Section 162(m) of the Code. No such agreement, contract or arrangement provides for the reimbursement of excise taxes under Section 1999 of the code or any income taxes under the Code. The total amounts payable to the executive officers of the Company, as set forth in Section 4.7 of the Company Disclosure Schedule, as a result of the Transactions contemplated by this Agreement and/or any subsequent employment termination (excluding any cash-out or acceleration of options and restricted stock but including any "gross-up" payments with respect thereto), based on compensation data applicable as of the date hereof, calculated assuming effective tax rates of 39.6%, will not exceed the amount set forth on such schedule.

Section 4.8. Litigation. Except as specifically disclosed in the SEC Reports filed prior to the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries before any Governmental Entity which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Transactions. Except as specifically disclosed in the SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Transactions.

Section 4.9. Information. None of the information supplied by the Company in writing specifically for inclusion or incorporation by reference in (i) the Offer Documents, (ii) the Proxy Statement or (iii) any other document to be filed with the SEC or any other Governmental Entity prior to the Effective Time (the "Other Filings") will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to the Stockholders, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or the Purchaser in writing specifically for inclusion in the Proxy Statement.

Section 4.10.  Taxes.

(a) Except as set forth in Disclosure Schedule 4.10(a) and except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) all Tax Returns required to be filed (taking into account extensions) on or before the Effective Time for taxable periods ending on or before the Effective Time by, or with respect to any activities of, or property owned by, the Company, its subsidiaries, or each affiliated, consolidated, combined or unitary group that included or includes the Company or any of its subsidiaries (a "Tax Group"), have been or will be filed in accordance with all applicable laws and are true, correct and complete in all material respects as filed, all Taxes shown as due on such Tax Returns have been or will be timely paid, and reserves reflected on the most recent balance sheet of the Company are in accordance with GAAP and are sufficient to cover all Taxes (whether or not shown as due on any Tax Return) accrued as of such date and, adjusted for the passage of time, will be sufficient to cover all Taxes as of the Effective Time; (ii) all Taxes required to be withheld by the Company or its subsidiaries have been withheld, and such withheld Taxes have either been duly and timely paid to the proper Governmental Entities or set aside in accounts for such purpose if not yet due; (iii) no Tax Return filed by the Company or any of its subsidiaries is currently under audit by any Taxing Authority or is the subject of any judicial or administrative proceeding, and to the knowledge of the Company no Taxing Authority is threatening to commence any such audit; (iv) no Taxing Authority is now asserting against the Company or any of its subsidiaries any deficiency or claim for Taxes or any adjustment of Taxes; (v) other than any Tax sharing or indemnification agreement to which the parties are exclusively the Company and/or some or all of its subsidiaries, neither the Company nor any of its subsidiaries is subject to or bound by any Tax sharing agreement (or other arrangement or practice for the sharing of Taxes); (vi) neither the Company nor any of its subsidiaries has ever been a member of a Tax Group, other than one for which the Company or one of its subsidiaries was the common parent; (vii) there are no liens for Taxes (other than Taxes not yet due) upon any of the assets of the Company or any of its subsidiaries; (viii) the Company has no liability for the Taxes of any person other than the Company and its subsidiaries; and (ix) neither the Company nor any of its subsidiaries has been a "United States real property holding corporation" within the meaning of
Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b) Prior to the date hereof, the Company has provided Parent with written schedules of (i) the taxable years of the Company for which the statute of limitations with respect to federal, state and local income Taxes has not yet expired, and (ii) with respect to federal, state and local income Taxes, those years for which examinations by a Taxing Authority have been completed, those years for which examinations by a Taxing Authority have commenced but not yet been completed, and those years for which examinations by a Taxing Authority have not yet commenced.

(c) "Tax" or "Taxes" means any and all taxes, fees, assessments, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Taxing Authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, assets, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, severance, occupation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, estimated, value added, or gains taxes; license, registration and documentation fees;

and customs' duties, tariffs, and similar charges. "Taxing Authority" means any Governmental Entity having jurisdiction over the assessment, determination, collection or other imposition of any Tax. "Tax Return" means any return, declaration, report, claim for refund, information statement, schedule or other document (including any related or supporting information and including any Form 1099 or other document or report required to be provided by the Company or any of its subsidiaries to third parties) relating to Taxes, including any document required to be retained or provided to any Governmental Entity relating to the Company or any of its subsidiaries or any consolidated group of which any such entity was a member at the applicable time, and any amended Tax Returns.

Section 4.11. Intellectual Property. The Company owns, or possesses adequate rights to use, all Intellectual Property that is used in the conduct of the business of the Company and its subsidiaries, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company has not received any notice of any conflict with or violation or infringement of, any asserted rights of any other person with respect to any Intellectual Property owned or licensed by the Company or any of its subsidiaries, which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, the conduct of the Company's and its subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, or any other rights with respect to Intellectual Property, in any way that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. There is no infringement of any proprietary right owned by or licensed by or to the Company or any of its subsidiaries that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. "Intellectual Property" means all domestic or foreign trademarks (registered and unregistered) and trademark applications and registrations, patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, brand names, certification marks, service marks and service mark applications and registrations, trade names, trade dress, copyright registrations, design rights, mask works, technical information (whether confidential or otherwise), and all documentation thereof.

Section 4.12. Year 2000 Compliance. The Company has taken steps that are reasonable to provide that the occurrence of the year 2000 will not materially and adversely affect the information and business systems of the Company or its subsidiaries, and it is the Company's reasonable expectation that no material expenditures in excess of currently budgeted items will be required in order to cause such systems to operate properly following the change of the year 1999 to 2000.

Section 4.13. Certain Approvals. The Board has taken appropriate action such that the provisions of Section 203 of the DGCL will not apply to the execution of this Agreement or any of the Transactions. No other state takeover law or state law that purports to limit or restrict business combinations or the ability to vote shares applies to the execution of this Agreement or any of the Transactions contemplated hereby.

Section 4.14. Brokers. Except for the engagement of the Financial Advisor, none of the Company, any of its subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the Transactions. The Company has previously delivered to Parent a copy of the Company's engagement letter with the Financial Advisor.

Section 4.15. Opinion of Financial Advisor. The Company has received the written opinion of the Financial Advisor, to the effect that, as of the date of such opinion, the consideration to be received in the Offer and the Merger by the Stockholders is fair to the Stockholders (other than Parent and the Purchaser) from a financial point of view. The Company has previously delivered to Parent a copy of such opinion.

Section 4.16. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote with respect to this Agreement is the only vote of the holders of any class or series of the Company's capital stock that may be necessary to approve this Agreement and the Transactions.

                                   ARTICLE V

           REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

Parent and the Purchaser represent and warrant to the Company as follows:

Section 5.1. Organization and Qualification. Parent is a societe anonyme duly organized, validly existing and in good standing under the laws of the Republic of France. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and the Purchaser has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power or authority, or the failure to be so qualified, licensed or in good standing, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. The term "Material Adverse Effect on Parent", as used in this Agreement, means any change in or effect on the business, assets, liabilities, financial condition, results of operation or prospects of Parent or any of its subsidiaries that would be materially adverse to Parent and its subsidiaries taken as a whole.

Section 5.2. Authority Relative to this Agreement. Each of Parent and the Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and the Purchaser and the consummation by Parent and the Purchaser of the Transactions have been duly and validly authorized and approved by the Supervisory Board of Parent and the Board of Directors of the Purchaser and by Parent as sole stockholder of the Purchaser and no other corporate proceedings on the part of Parent or the Purchaser are necessary to authorize or approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and the Purchaser and, assuming the due and valid authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and the Purchaser enforceable against each of them in accordance with its terms.

Section 5.3.  No Conflict; Required Filings and Consents.

(a) Assuming (i) the filings required under the HSR Act are made and the waiting periods thereunder have been terminated or have expired, (ii) the requirements of the Exchange Act and any applicable state securities, "blue sky" or takeover law are met and (iii) the filing of the certificate of merger and other appropriate merger documents, if any, as required by the DGCL is made, none of the execution and delivery of this Agreement by Parent or the Purchaser, the consummation by Parent or the Purchaser of the Transactions or compliance by Parent or the Purchaser with any of the provisions hereof will (i) conflict with or violate the organizational documents of Parent or the Purchaser, (ii) conflict with or violate any statute, ordinance, rule, regulation, order, judgment or decree applicable to Parent or the Purchaser, or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) result in a Violation pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or the Purchaser is a party or by which any of their respective properties or assets may be bound or affected, except in the case of the foregoing clauses (ii) and (iii) for any such Violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or could not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions.

(b) None of the execution and delivery of this Agreement by Parent and the Purchaser, the consummation by Parent and the Purchaser of the Transactions or compliance by Parent and the Purchaser with any of the provisions hereof will require any Consent of any Governmental Entity, except for (i) compliance with any applicable requirements of the Exchange Act and any state securities "blue sky" or takeover law, (ii) the filing of the certificate of merger pursuant to the GCL, (iii) compliance with the HSR Act and any requirements of any foreign or supranational Antitrust Laws and (iv) Consents the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or materially adversely affect the ability of Parent or reasonably be expected to prevent or materially delay consummation of the Transactions.

Section 5.4. Information. None of the information supplied or to be supplied by Parent and the Purchaser in writing specifically for inclusion in (i) the
Schedule 14D-9, (ii) the Proxy Statement or (iii) the Other Filings will, at the respective times filed with the SEC or such other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to the Stockholders, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.5. Financing. At the Effective Time, Parent and the Purchaser will have available all of the funds necessary to consummate the Transactions.

                                   ARTICLE VI

                                   COVENANTS

Section 6.1. Conduct of Business of the Company. Except as permitted, required or specifically contemplated by, or otherwise described in, this Agreement or otherwise with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and will use its reasonable best efforts, and will cause each of its subsidiaries to use its reasonable best efforts, to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the good will of those having business relationships with it, including, without limitation, maintaining satisfactory relationships with licensors, suppliers, distributors, customers and others having business relationships with the Company. Without limiting the generality of the foregoing, and except as otherwise expressly permitted, required or specifically contemplated by, or otherwise described in, this Agreement, the Company will not, and will not permit any of its subsidiaries to, prior to the Effective Time, without the prior written consent of Parent:

          (a) adopt or propose any amendment to its Certificate of Incorporation or By-Laws or comparable organizational documents;

          (b) (i) issue, reissue, pledge or sell, or authorize the issuance, reissuance, pledge or sale of (A) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of shares of Common Stock, in accordance with the terms of the instruments governing such issuance on the date hereof, pursuant to the exercise of Options outstanding on the date hereof or (B) any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock outstanding on the date hereof or (ii) make any other changes in its capital structure;

          (c) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between any of the Company and any of its wholly owned subsidiaries;

          (d) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities or create any subsidiaries;

          (e) (i) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur or pre-pay debt in the ordinary course of business in amounts and for purposes consistent with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or (iii) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances or capital contributions between any wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company;

          (f) other than in the ordinary course of business, (i) modify, amend or terminate any material contract, (ii) except as required by law, waive, release, relinquish, settle, compromise or assign any material contract (or any of the Company's rights thereunder), right or claim, or (iii) cancel or forgive any indebtedness owed to the Company or any of its subsidiaries except in the ordinary course of business consistent with past practice;

          (g) file any Tax Return (except in the ordinary course of business), or make or revoke any Tax election, or change any method of accounting, except to the extent that such action would not have a Material Adverse Effect on the Company;

          (h) other than in the ordinary course of business, enter into any contract or agreement that would be material to the Company and its subsidiaries taken as a whole;

          (i) except as may be required as a result of a change in applicable law or in GAAP, make any change in its methods or principles of accounting; or

          (j) agree in writing or otherwise to take any of the foregoing actions prohibited under this Section 6.1 or any action which would cause any representation or warranty in this Agreement to be or become untrue or incorrect in any material respect.

Section 6.2. Access to Information. (a) From the date of this Agreement until the Effective Time, the Company will, and will cause its subsidiaries, and each of their respective officers, directors, employees, counsel, advisors and representatives (collectively, the "Company Representatives") to, give Parent and the Purchaser and their respective officers, employees, counsel, advisors and representatives (collectively, the "Parent Representatives") reasonable access, during normal business hours, to the offices and other facilities and to the books and records of the Company and its subsidiaries and will cause the Company Representatives and the Company's subsidiaries to furnish Parent, the Purchaser and the Parent Representatives to the extent available with such financial and operating data and such other information with respect to the business and operations of the Company and its subsidiaries as Parent and the Purchaser may from time to time reasonably request. The Company shall furnish to Parent and the Purchaser prior to filing a copy of each report, schedule, registration statement and other document to be filed by it or its subsidiaries during such period pursuant to the requirements of federal or state securities laws.

(b) No investigation pursuant to this Section 6.2 shall affect any representation or warranty in this Agreement of the Company or any condition to the obligations of the parties hereto.

Section 6.3.  Reasonable Best Efforts.

(a) Subject to the terms and conditions provided herein, each of the Company, Parent and the Purchaser shall, and the Company shall cause each of its subsidiaries to, cooperate and use their respective reasonable best efforts to take, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including but not limited to cooperation in the preparation and filing of the Offer Documents, the Schedule 14D-9, the Proxy Statement, any required filings under the HSR Act, or other foreign filings and any amendments to any thereof.

(b) In addition, if at any time prior to the Effective Time any event or circumstance relating to either the Company or Parent or the Purchaser or any of their respective subsidiaries should be discovered by the Company or Parent, as the case may be, which should be set forth in an amendment to the Offer Documents or Schedule 14D-9, the discovering party will promptly inform the other party of such event or circumstance.

(c) Each of the parties will use its reasonable best efforts to obtain as promptly as practicable all Consents of any Governmental Entity or any other person required in connection with, and waivers of any Violations that may be caused by, the consummation of the transactions contemplated by the Offer and this Agreement.

Section 6.4. Public Announcements. The Company, on the one hand, and Parent and the Purchaser, on the other hand, agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other Transactions, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

Section 6.5.  Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless the officers and directors of the Company (the "Indemnified Parties") in respect of acts or omissions occurring prior to the Effective Time to the extent currently provided under the Company's Certificate of Incorporation, By-Laws or indemnification agreements in effect as of the date of this Agreement.

(b) Parent agrees that the Company, and from and after the Effective Time, the Surviving Corporation shall cause to be maintained in effect for not less than six years (except as provided in the last sentence of this Section 6.5(b)) from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided, that the Surviving Corporation may substitute therefor other policies not less advantageous in the aggregate (other than to a de minimis extent) to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 150% of the last annual premium paid by the Company prior to the date hereof (which the Company represents to be $694,175 for the 36-month period ending July 10, 2001) and if the Surviving Corporation is unable to obtain the insurance required by this
Section 6.5(b) it shall obtain the greatest comparable insurance coverage as possible for an annual premium equal to such maximum amount. Notwithstanding the foregoing, at any time on or after the second anniversary of the Effective Time, Parent may, at its election, undertake to provide funds to the Surviving Corporation to the extent necessary so that the Surviving Corporation may self-insure with respect to the level of insurance coverage required under this Section 6.5(b) in lieu of causing to remain in effect any directors' and officers' liability insurance policy.

(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right, from and after the purchase of shares of Common Stock pursuant to the Offer, to assume the defense thereof if the relief sought therein is solely monetary and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof (provided, that if a conflict exists between Parent and the Indemnified Parties, the Indemnified Parties may engage one separate counsel the reasonable expenses of such counsel to be borne by Parent), (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

Section 6.6. Notification of Certain Matters. Parent and the Company shall promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which would be reasonably likely (i) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or (ii) to cause any material covenant, condition or agreement under this Agreement not to be complied with or satisfied in all material respects and (b) any failure of the Company, Parent, or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect; provided, however, that no such notification shall affect the representations or warranties of any party or the conditions to the obligations of any party hereunder. Each of the Company, Parent and the Purchaser shall give prompt notice to the other parties hereof of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions.

Section 6.7. State Takeover Laws. The Company shall, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the Transactions, including the Offer and the Merger, of any state takeover law or other similar law.

Section 6.8. Acquisition Transactions. From and after the execution of this Agreement, the Company shall promptly advise Parent in reasonable detail of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to a merger, liquidation, recapitalization, consolidation or other business combination involving the Company or its subsidiaries or acquisition of any capital stock or any material portion of the assets of the Company or its subsidiaries, or any combination of the foregoing (an "Acquisition Transaction"), including without limitation identifying the offeror and the terms of any proposal relating to an Acquisition Transaction. The Company shall promptly advise Parent of any material development relating to such proposal, including the results of any discussions or negotiations with respect thereto. The Company shall not provide any non-public information to any third party (other than Parent, the Purchaser or any of their respective affiliates or advisors) without having entered into a customary confidentiality agreement with respect to such information.

Section 6.9. Management. Parent has no present intention to change senior management of the Company or the terms of their employment following consummation of the Transactions. Parent intends to work with senior management of the Company to develop appropriate incentives for management of the Company following consummation of the Transactions. Nothing contained herein shall be deemed to constitute a contract to employ any person for any specific period of time or to provide for any terms of employment beyond current contractual arrangements.

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1. Conditions. The respective obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

          (a) Stockholder Approval. The Stockholders shall have duly approved the Transactions, if required by the DGCL.

          (b) Purchase of Common Stock. The Purchaser shall have accepted for payment and paid for shares of Common Stock pursuant to the Offer in accordance with the terms thereof; provided that this condition shall be deemed to have been satisfied with respect to Parent and the Purchaser if the Purchaser fails to accept for payment or pay for shares of Common Stock pursuant to the Offer in violation of the terms of the Offer.

          (c) Injunctions; Illegality. The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger or the other transactions contemplated hereby or has the effect of making the purchase of shares of Common Stock illegal.

          (d) Litigation. There shall not be pending any claim, action, suit, hearing, or proceeding ("Action") challenging or seeking to restrain or prohibit the consummation of the Transactions, or any other Action filed against the Company or any of its subsidiaries after the date of this Agreement that, if adversely determined, could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or on the consummation of the Transactions.

          (e) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or terminated and any other approvals or requirements under any other Antitrust Laws shall have been obtained or complied with.

                                  ARTICLE VIII

                        TERMINATION; AMENDMENTS; WAIVER

Section 8.1. Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company (with any termination by Parent also being an effective termination by the Purchaser):

          (a) by the mutual written consent of Parent and the Company, by action of the Supervisory Board (with respect to Parent) and of the Special Committee (with respect to the Company);

          (b) by the Company if (i) the Purchaser fails to commence the Offer as provided in Section 1.1 hereof, (ii) the Purchaser shall not have accepted for payment and paid for shares of Common Stock pursuant to the Offer in accordance with the terms thereof on or before June 30, 1999 (provided, that if any Governmental Entity has made a request for additional information under the HSR Act, such date shall be extended to a date which is 60 days after substantial compliance with such request, but in no event later than September 30, 1999) or (iii) the Purchaser fails to purchase validly tendered shares of Common Stock in violation of applicable law;

          (c) by Parent or the Company if the Offer is terminated or withdrawn pursuant to its terms without any shares of Common Stock being purchased thereunder; provided, however, that neither Parent nor the Company may terminate this Agreement pursuant to this Section 8.1(c) if such party shall have breached this Agreement in any material respect or, in the case of Parent, if it or the Purchaser is in material violation of the terms of the Offer;

          (d) by Parent or the Company if any court or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

          (e) by the Company if, prior to the purchase of shares of Common Stock pursuant to the Offer in accordance with the terms of this Agreement, the Special Committee approves or recommends another offer or an agreement to effect a proposal made by a third party (other than an affiliate of Parent) to effect an Acquisition Transaction, on terms which a majority of the members of the Special Committee has determined in good faith (i) based upon the advice of a nationally recognized investment banker, to be more favorable to the Company and its Stockholders (other than Parent and the Purchaser) than the Transactions and (ii) based upon the advice from its outside counsel, that failure to approve such proposal and terminate this Agreement would constitute a breach of fiduciary duties of the Board under applicable law;

          (f) by Parent prior to the purchase of shares of Common Stock pursuant to the Offer if the Special Committee (i) shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, this Agreement or the Merger, (ii) shall have approved or recommended another offer or an agreement to effect a proposal made by a third party (other than an affiliate of Parent) to effect an Acquisition Transaction or (iii) shall have resolved to effect any of the foregoing;

          (g) by the Company prior to the consummation of the Offer, if (i)(A) any of the representations and warranties of Parent or the Purchaser contained in this Agreement and qualified as to materiality were when made or have since become untrue or incorrect or (B) any other representations or warranties of Parent or the Purchaser contained in this Agreement were when made or have become untrue or incorrect and such breach could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent or on the ability of Parent or the Purchaser to consummate the Offer and the Merger, or (ii) Parent or the Purchaser shall have breached or failed to comply in any material respect with any of their respective agreements or obligations under this Agreement, which breach shall not have been cured prior to the earlier of
     (X) 10 days following notice of such breach and (Y) two business days prior to the date on which the Offer expires;

          (h) by Parent prior to the purchase of shares of Common Stock pursuant to the Offer, if (i)(A) any of the representations or warranties of the Company (1) contained in this Agreement and qualified as to materiality or
     (2) contained in Section 4.3 were when made or have since become untrue or incorrect or (B) any other representations or warranties of the Company contained in this Agreement (other than the representations and warranties set forth in Section 4.3) were when made or have become untrue or incorrect and such breach could reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on the Company or which could reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Offer or (ii) the Company shall have breached or failed to comply in any material respect with any of its agreements or obligations under this Agreement, which breach shall not have been cured prior the earlier of (X) 10 days following notice of such breach and (Y) two business days prior to the date on which the Offer expires; or

          (i) by Parent prior to the purchase of Shares pursuant to the Offer, if the Minimum Condition shall not have been satisfied by the expiration date of the Offer and on or prior to such date any person (other than Parent or the Purchaser or any affiliate thereof) shall have made a proposal or public announcement or communication to the Company with respect to an Acquisition Transaction.

Section 8.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of this Section
8.2 and Section 9.9, which shall survive any such termination. Nothing contained in this Section 8.2 shall relieve any party from liability for any breach of this Agreement.

Section 8.3. Amendment. This Agreement may be amended by the Company, Parent and the Purchaser at any time before or after any approval of this Agreement by the shareholders of the Company but, after any such approval, no amendment shall be made which decreases the Merger Price or which adversely affects the rights of the Stockholders hereunder without the approval of such Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

Section 8.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other party or (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

Section 9.1. Non-Survival. The representations, warranties and covenants made in this Agreement shall not survive beyond the Effective Time. Notwithstanding the foregoing, the agreements set forth in Section 2.3, Section 2.9, Section 2.12, Article III, Section 6.5, Section 6.6 and Section 6.9 shall survive the Effective Time indefinitely (except to the extent a shorter period of time is explicitly specified therein).

Section 9.2.  Entire Agreement; Assignment.

          (a) This Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

          (b) Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (except that Parent may assign its rights and the Purchaser may assign its rights, interest and obligations to any affiliate or direct or indirect subsidiary of Parent without the consent of the Company; provided, that no such assignment shall relieve Parent of any liability for any breach by such assignee). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.3. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

Section 9.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or facsimile to the respective parties as follows:

     If to Parent or the Purchaser:

        Pinault-Printemps-Redoute S.A.
        18, Place Henri Bergson
        75381 Paris, France Cedex 08
        Attention: Serge Weinberg
        Telecopy: (331) 44-90-63-92

     with a copy to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Attention: David A. Katz, Esq.
        Telecopy: (212) 403-2000

     If to the Company:

        Brylane Inc.
        463 Seventh Avenue, 21st Floor
        New York, New York 10018
        Attention: Peter Canzone
        Telecopy: (212) 741-0980

     with a copy to:

        Morrison & Foerster LLP
        425 Market Street
        San Francisco, California 94105
        Attention: Bruce Mann
        Telecopy: (415) 268-7522

        and

        Riordan & McKinzie
        California Plaza
        300 South Grand Avenue, 29th Floor
        Los Angeles, California
        Attention: Roger Lustberg, Esq.
        Telecopy: (213) 229-8550

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.

Section 9.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.7. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 9.8. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except with respect to Sections 2.9 and 6.5, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.9. Fees and Expenses. Whether or not the Merger is consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with the Offer, this Agreement and the Transactions shall be paid by the party incurring such expenses; provided, that if this Agreement shall have been terminated by the Company pursuant to Section 8.1(b) or Section 8.1(g), Parent shall reimburse the out-of-pocket costs and expenses incurred by the Company in connection with the Offer, this Agreement and the Transactions.

Section 9.10.  Certain Definitions.  As used in this Agreement:

(a) the term "affiliate", as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

(b) the term "Person" or "person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act); and

(c) the term "subsidiary" when used with respect to any party means any corporation or other organization, incorporated or unincorporated, (i) of which such party or another subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any subsidiary of such party do not have 50% or more of the voting interests in such partnership) or (ii) 50% or more of the securities or other interests of which having by their terms ordinary voting power to elect at least 50% of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or one or more of its subsidiaries (or if there are no such voting securities or interests, 50% or more of the equity interests of which is directly or indirectly owned or controlled by such party or one or more of its subsidiaries).

Section 9.11. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, provided, that this Section 9.11 shall have no force and effect from and after the termination of this Agreement in accordance with Section 8.1.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

                                     PINAULT-PRINTEMPS-REDOUTE S.A.

                                     By: /s/ Serge Weinberg
                                     -------------------------------------------
                                     Name: Serge Weinberg
                                     Title: Chief Executive Officer

                                     BUTTONS ACQUISITION CORPORATION

                                     By: /s/ Hartmut Kramer
                                     -------------------------------------------
                                     Name: Hartmut Kramer
                                     Title: Vice President

                                     BRYLANE INC.

                                     By: /s/ Robert A. Pulciani
                                     -------------------------------------------
                                     Name: Robert A. Pulciani
                                     Title: Executive Vice President and
                                     Chief Financial Officer

                                    ANNEX I

                            CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or pay for any tendered shares of Common Stock, unless (i) there are validly tendered and not properly withdrawn prior to the expiration date for the Offer (the "Expiration Date") that number of shares of Common Stock which, when aggregated with the shares of Common Stock currently beneficially owned by Parent, represent at least 90% of the total number of outstanding shares of Common Stock, on a fully diluted basis, on the date of purchase; provided, that following the Initial Expiration Date, Purchaser may accept for payment or pay for tendered shares of Common Stock which, when aggregated with the shares of Common Stock currently beneficially owned by Parent, represent at least 75% of the total number of outstanding shares of Common Stock, on a fully diluted basis, on the date of purchase (the "Minimum Condition") and (ii) any applicable waiting period under the HSR Act or under any applicable foreign statutes or regulations shall have expired or been terminated. Furthermore, notwithstanding any other provisions of the Offer, the Purchaser may, subject to the terms of the Merger Agreement, amend or terminate the Offer or postpone the acceptance for payment of or payment for tendered shares of Common Stock if at any time on or after March 10, 1999 (unless otherwise indicated below) and before the time of payment for any shares of Common Stock, any of the following events (each, an "Event") shall occur:

          (a) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that would reasonably be expected to: (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or seek to obtain material damages or make materially more costly the making of the Offer, (ii) prohibit or materially limit the ownership or operation by Parent or the Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compel Parent or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent or the Purchaser or the Company or any of its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of Parent or the Purchaser to conduct its business or own such assets, (iii) impose material limitations on the ability of Parent or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote any shares of Common Stock acquired or owned by the Purchaser or Parent on all matters properly presented to the Company's stockholders, or (iv) require divestiture by Parent or the Purchaser of any shares of Common Stock;

          (b) there shall be any pending Action challenging or seeking to restrain or prohibit the consummation of the Transactions or any other Action filed against the Company or any of its subsidiaries after the date of this Agreement which, if adversely determined, could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or on the consummation of the Transactions;

          (c) there shall have occurred any development or event that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole, excluding any development or event arising out of or attributable to the U.S. economy generally; or

          (d) the Company and the Purchaser and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

          (e) (i) any of the representations and warranties of the Company (A) set forth in the Merger Agreement that are qualified as to materiality or
     (B) set forth in Section 4.3 of the Merger Agreement shall not be true and correct, or (ii) any such representations and warranties that are not so qualified (other than the representations and warranties set forth in Section 4.3 of the Merger Agreement) shall not be true and correct in any respect which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, in each case as if such representations and warranties were made at the time of such determination except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect in the foregoing respects as of such specific date; or

          (f) the Company shall have failed to perform in any material respect or to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement; or

          (g) (i) the Special Committee shall have withdrawn or modified in a manner adverse to Parent or the Purchaser the adoption or recommendation of the Offer, the Merger or the Merger Agreement, or (ii) the Special Committee shall have resolved to do any of the foregoing;

          (h) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the Paris Bourse (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) any decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the close of business on the last trading day immediately preceding the date of the Merger Agreement, (iii) any change in currency exchange rates measured from the close of business on the date of the Merger Agreement, resulting in an increase of 15% or more in the Per Share Amount as translated from U.S. Dollars into French Francs, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or France, (v) a commencement of a war, armed hostilities or other significant national or international crisis directly or indirectly involving the United States or France, or
     (vi) in the case of any of the foregoing clauses (i) through (v) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph) are for the benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Annex I will be final and binding on all parties.

The Offer may be terminated by Purchaser if the Merger Agreement is terminated pursuant to its terms.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed, except that the term "Merger Agreement" shall be deemed to refer to the Agreement to which this Annex I is appended.

                                                                      SCHEDULE V

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Brylane Inc.

     We have audited the accompanying consolidated balance sheets of Brylane Inc. (the "Company"), including Brylane, L.P., a limited partnership, as of February 1, 1997 and January 31, 1998, and the related consolidated statements of income, cash flows and partnership/stockholders' equity of the Company for the years ended February 3, 1996, February 1, 1997, and January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements of the Company referred to above present fairly, in all material respects, the consolidated financial position of the Company as of February 1, 1997 and January 31, 1998, and the consolidated results of operations and cash flows for the years ended February 3, 1996, February 1, 1997, and January 31, 1998, in conformity with generally accepted accounting principles.

                                       COOPERS & LYBRAND L.L.P.

Indianapolis, Indiana
March 27, 1998, except for
  Note 16, as to which the date
  is April 3, 1998

                                  BRYLANE INC.
                          CONSOLIDATED BALANCE SHEETS

                                                              --------------------------
                                                              FEBRUARY 1,    JANUARY 31,
                                                                     1997           1998
                                                              -----------    -----------
                                         ASSETS
(Dollars in thousands)
Current Assets:
  Cash and cash equivalents                                    $   3,285      $   5,083
  Deferred receivables, net of allowance for doubtful
     accounts of $1,975 and $1,474, respectively                  18,082          8,194
  Accounts receivable, other                                      36,775          7,851
  Inventories                                                    168,821        219,553
  Paper inventory                                                  9,790         23,571
  Catalog costs                                                   31,222         28,411
  Other                                                            6,252          6,426
                                                               ---------      ---------
          TOTAL CURRENT ASSETS                                   274,227        299,089
Property and equipment, net                                       75,970         77,095
Organization and deferred financing costs                         11,114          4,832
Intangibles and other assets                                     343,243        328,487
Deferred income taxes                                                 --         10,697
Deferred offering costs                                              680             --
                                                               ---------      ---------
          TOTAL ASSETS                                         $ 705,234      $ 720,200
                                                               =========      =========
                                 LIABILITIES AND EQUITY
Current Liabilities:
  Accounts payable                                             $  93,928      $ 139,480
  Accrued interest                                                 8,612          7,153
  Accrued expenses                                                45,356         27,528
  Income taxes payable                                                --          4,024
  Reserve for returns                                             18,603         17,844
  Revolving line of credit-current portion                            --         19,000
  Current portion of long-term debt                               26,000         10,000
                                                               ---------      ---------
          TOTAL CURRENT LIABILITIES                              192,499        225,029
Long-term debt                                                   401,362        329,753
Other long-term liabilities                                        6,010          9,010
                                                               ---------      ---------
          TOTAL LIABILITIES                                      599,871        563,792
Convertible redeemable preferred stock                             1,500          1,370
Partnership/stockholders' equity:
  General partner of Brylane, L.P., 2,562,500 units               25,625             --
  Limited partners of Brylane, L.P., 12,908,945 units at
     February 1, 1997                                            159,855             --
  Common stock, $.01 par value 40,000,000 shares authorized;
     19,910,519 shares issued and 17,410,519 shares
     outstanding                                                      --            199
  Additional paid in capital                                          --        303,260
  Reduction for predecessor cost--carryover basis               (152,067)      (152,067)
  Loans to management investors                                   (2,490)        (1,025)
  Retained earnings                                               72,940        119,671
  Treasury stock, 2,500,000 shares at cost                            --       (115,000)
                                                               ---------      ---------
          Total partnership/stockholders' equity                 103,863        155,038
                                                               ---------      ---------
          TOTAL LIABILITIES AND EQUITY                         $ 705,234      $ 720,200
                                                               =========      =========

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                              -----------------------------------------
                                                                          FISCAL YEAR ENDED
                                                              FEBRUARY 3,    FEBRUARY 1,    JANUARY 31,
                                                                 1996           1997           1998
                                                              -----------    -----------    -----------
                                                              (53 WEEKS)
(Dollars in thousands, except shares and per unit/share
  data)
Net sales                                                      $601,055      $  705,353     $1,314,839
Cost of goods sold                                              298,983         348,229        677,639
                                                               --------      ----------     ----------
Gross margin                                                    302,072         357,124        637,200
Operating expenses:
  Catalog and advertising                                       174,446         186,985        302,232
  Fulfillment                                                    37,333          55,450        124,372
  Support services                                               37,024          54,422         89,260
  Intangibles and organization cost amortization                  4,707           6,518         10,972
                                                               --------      ----------     ----------
Total operating expenses                                        253,510         303,375        526,836
Operating income                                                 48,562          53,749        110,364
Interest expense, net                                            20,624          24,026         27,707
                                                               --------      ----------     ----------
Income before income taxes and extraordinary charge              27,938          29,723         82,657
Provision for income taxes (Note 4)                                  88             315         31,545
                                                               --------      ----------     ----------
Income before extraordinary charge                               27,850          29,408         51,112
Extraordinary charge related to early retirement of debt,
  net of tax                                                         --           2,456          4,077
                                                               --------      ----------     ----------
Net income                                                     $ 27,850      $   26,952     $   47,035
                                                               ========      ==========     ==========
Basic earnings per unit/share:
  Income per unit/share before extraordinary charge                          $     2.22     $     2.75
  Extraordinary charge per unit/share                                              0.19           0.22
                                                                             ----------     ----------
  Net income per unit/share                                                  $     2.03     $     2.53
                                                                             ==========     ==========
Diluted earnings per unit/share:
  Income per unit/share before extraordinary charge                          $     2.05     $     2.67
  Extraordinary charge per unit/share                                              0.17           0.21
                                                                             ----------     ----------
  Net income per unit/share                                                  $     1.88     $     2.46
                                                                             ==========     ==========
Weighted average units/shares outstanding:
  Basic                                                                      13,270,220     18,606,048
  Diluted                                                                    14,389,835     19,412,973

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.
                CONSOLIDATED STATEMENTS OF INCOME -- (CONTINUED)

                                                              -----------------------------------------
                                                                          FISCAL YEAR ENDED
                                                              FEBRUARY 3,    FEBRUARY 1,    JANUARY 31,
                                                                 1996           1997           1998
                                                              -----------    -----------    -----------
                                                              (53 WEEKS)
(Dollars in thousands, except shares and per unit/share
  data)
Supplemental data (Note 4):
Historical income before provision for income taxes and
  extraordinary charge                                        $   27,938     $   29,723     $   82,657
Supplemental provision for income taxes                           10,337         10,998         30,996
                                                              ----------     ----------     ----------
Supplemental income before extraordinary charge                   17,601         18,725         51,661
Extraordinary charge related to early retirement of debt,
  net of tax                                                          --          1,547          4,077
                                                              ----------     ----------     ----------
Supplemental net income                                       $   17,601     $   17,178     $   47,584
                                                              ==========     ==========     ==========
Supplemental basic earnings per unit/share:
Income per unit/share before extraordinary charge             $     1.39     $     1.41     $     2.78
Extraordinary charge per unit/share                                   --           0.12           0.22
                                                              ----------     ----------     ----------
Net income per unit/share                                     $     1.39     $     1.29     $     2.56
                                                              ==========     ==========     ==========
Supplemental diluted earnings per unit/share:
Income per unit/share before extraordinary charge             $     1.36     $     1.31     $     2.69
Extraordinary charge per unit/share                                   --           0.11           0.21
                                                              ----------     ----------     ----------
Net income per unit/share                                     $     1.36     $     1.20     $     2.48
                                                              ==========     ==========     ==========
Weighted average units/shares outstanding:
Basic                                                         12,658,144     13,270,220     18,606,048
Diluted                                                       12,933,969     14,389,835     19,412,973

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              -----------------------------------------
                                                                          FISCAL YEAR ENDED
                                                              FEBRUARY 3,    FEBRUARY 1,    JANUARY 31,
                                                                 1996           1997           1998
                                                              -----------    -----------    -----------
                                                              (53 WEEKS)
(Dollars in thousands)
OPERATING ACTIVITIES:
Net income                                                     $  27,850      $  26,952      $  47,035
Impact of other operating activities on cash flows:
  Depreciation                                                     3,650          4,821         10,376
  Non-recurring inventory charge                                     569          1,657          3,315
  Extraordinary charge related to early retirement of debt            --          2,456          6,524
  Non-cash compensation expense                                       --          2,400            700
  Deferred income taxes                                               --             --          8,168
Amortization:
  Intangibles and organization costs                               4,707          6,518         10,972
  Deferred financing costs and discount on notes                   1,566          1,700          1,190
Changes in operating assets and liabilities:
  Accounts receivable                                               (549)       (15,137)        10,007
  Inventories                                                     (4,019)       (32,064)       (54,047)
  Catalog costs and paper inventory                               (8,933)        (2,492)       (10,970)
  Accounts payable and accrued expenses                              479         16,262         27,600
  Accrued interest                                                   831          2,246         (1,459)
  Income taxes payable                                                --             --          4,024
  Other assets and liabilities                                     7,411         (2,296)         3,169
                                                               ---------      ---------      ---------
     Net cash provided by operating activities                    33,562         13,023         66,604
                                                               ---------      ---------      ---------

INVESTING ACTIVITIES:
Purchase price adjustment related to Chadwick's acquisition           --             --         32,888
Cash payment in connection with the Chadwick's Acquisition,
  net of cash acquired                                                --       (222,951)            --
Cash payments in connection with the KingSize Acquisition,
  net of cash acquired                                           (51,975)            --             --
Acquisition related fees and expenses paid at closing             (1,278)        (6,215)            --
Capital expenditures                                              (7,290)        (3,932)       (12,740)
                                                               ---------      ---------      ---------
     Net cash (used in) provided by investing activities         (60,543)      (233,098)        20,148
                                                               ---------      ---------      ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)

                                                              -----------------------------------------
                                                                          FISCAL YEAR ENDED
                                                              FEBRUARY 3,    FEBRUARY 1,    JANUARY 31,
                                                                 1996           1997           1998
                                                              -----------    -----------    -----------
                                                              (53 WEEKS)
(Dollars in thousands)
FINANCING ACTIVITIES:
Payments on bank credit facilities                               (22,524)      (107,476)      (591,162)
Proceeds from issuance of long-term debt                          35,000        283,000        416,663
Proceeds from borrowing under revolver                                --          5,000        115,500
Equity contributions from partners                                    --         51,329             --
Proceeds from issuance of preferred stock                             --          1,500             --
Proceeds from initial public offering                                 --             --         96,000
Offering and debt issuance fees and expenses                          --         (7,685)        (9,564)
Tax distributions to partners                                     (6,562)        (9,854)            --
Purchase of treasury stock                                            --             --       (115,000)
Other                                                                 41             77          2,609
                                                               ---------      ---------      ---------
Net cash provided by (used in) financing activities                5,955        215,891        (84,954)
                                                               ---------      ---------      ---------
Cash and cash equivalents, at beginning of year                   28,495          7,469          3,285
                                                               ---------      ---------      ---------
Cash and cash equivalents, at end of year                      $   7,469      $   3,285      $   5,083
                                                               =========      =========      =========
Supplemental disclosure of cash flow information:
  The amounts of interest and income taxes paid during each
     of the periods presented were not material except as
     follows:
     Interest paid during the fiscal years ended               $  19,328      $  20,581      $  29,736
                                                               =========      =========
     Income taxes paid                                                                       $  14,505
                                                                                             =========
Supplemental disclosure of noncash financing activity:
  Purchase price for KingSize acquisition, net of
     acquisition costs                                         $  57,750
  Cash portion of purchase price                                  52,500
                                                               ---------
Partnership units issued for purchase                          $   5,250
                                                               =========
Purchase price for Chadwick's acquisition, net of
  acquisition costs (See note 3)                                              $ 242,954
Cash portion of purchase price                                                  222,954
                                                                              ---------
Convertible note                                                              $  20,000
                                                                              =========
Conversion of note into shares of common stock                                               $   9,705
                                                                                             =========
Conversion of preferred stock to common stock                                                $     130
                                                                                             =========

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.
          CONSOLIDATED STATEMENTS OF PARTNERSHIP/STOCKHOLDERS' EQUITY

                                               --------------------------------------------------------------
                                                   GENERAL PARTNER
                                                   LIMITED PARTNERS            COMMON STOCK        ADDITIONAL
                                               ------------------------    --------------------     PAID IN
                                                  UNITS        AMOUNT        SHARES      AMOUNT     CAPITAL
                                               -----------    ---------    ----------    ------    ----------
(Dollars in thousands)
Balance, January 28, 1995                       12,547,500    $ 125,475            --       --            --
  Net income                                            --           --            --       --            --
  Sale of units                                    365,000        5,475            --       --            --
  Repurchase of units                              (10,000)        (121)           --       --            --
  Tax distributions payable to partners                 --           --            --       --            --
                                               -----------    ---------    ----------     ----     ---------
Balance, February 3, 1996                       12,902,500      130,829            --       --            --
  Net income                                            --           --            --       --            --
  Sale of units                                  2,573,945       51,441            --       --            --
  Repurchase of units                               (5,000)         (60)           --       --            --
  Exchange of stock options                             --        3,270            --       --            --
  Tax distributions payable to partners                 --           --            --       --            --
                                               -----------    ---------    ----------     ----     ---------
Balance, February 1, 1997                       15,471,445      185,480            --       --            --
  Net income                                            --           --            --       --            --
  Tax distributions made to partners                    --           --            --       --            --
  Proceeds from Initial Public Offering                 --           --     4,000,000     $ 40     $  95,960
  Initial Public Offering expenses                      --           --            --       --        (8,850)
  Exchange of partnership units for common
     stock                                     (15,471,445)    (185,480)   15,471,445      155       185,325
  Purchase of treasury stock                            --           --    (2,500,000)      --      (115,000)
  Recognition of deferred tax asset and
     opening income tax adjustments                     --           --            --       --        18,142
  Repayment of management notes                         --           --            --       --            --
  Conversion of convertible note                        --           --       352,908        4         9,701
  Conversion of preferred stock                         --           --         6,500       --           130
  Exercise of stock options                             --           --        79,666       --         1,144
  Tax benefit related to issuance of shares
     under employee benefit plans                       --           --            --       --         1,008
  Exchange of stock options                             --           --            --       --           700
                                               -----------    ---------    ----------     ----     ---------
Balance, January 31, 1998                                0    $       0    17,410,519     $199     $ 188,260
                                               ===========    =========    ==========     ====     =========

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.
    CONSOLIDATED STATEMENTS OF PARTNERSHIP/STOCKHOLDERS' EQUITY--(CONTINUED)

                                                        -----------------------------------------------------
                                                        REDUCTION FOR
                                                         PREDECESSOR       LOANS TO
                                                        COST-CARRYOVER    MANAGEMENT    RETAINED
                                                            BASIS         INVESTORS     EARNINGS      TOTAL
                                                        --------------    ----------    --------    ---------
(Dollars in thousands)
Balance, January 28, 1995                                 $(152,067)       $(2,453)     $ 30,822    $   1,777
  Net income                                                     --             --        27,850       27,850
  Sale of units                                                  --           (112)           --        5,363
  Repurchase of units                                            --             50            --          (71)
  Tax distributions payable to partners                          --             --        (7,732)      (7,732)
                                                          ---------        -------      --------    ---------
Balance, February 3, 1996                                  (152,067)        (2,515)       50,940       27,187
  Net income                                                     --             --        26,952       26,952
  Sale of units                                                  --             25            --       51,466
  Repurchase of units                                            --             --            --          (60)
  Exchange of stock options                                      --             --            --        3,270
  Tax distributions payable to partners                          --             --        (4,952)      (4,952)
                                                          ---------        -------      --------    ---------
Balance, February 1, 1997                                  (152,067)        (2,490)       72,940      103,863
  Net income                                                     --             --        47,035       47,035
  Tax distributions made to partners                             --             --          (304)        (304)
  Proceeds from Initial Public Offering                          --             --            --       96,000
  Initial Public Offering expenses                               --             --            --       (8,850)
  Exchange of partnership units for common stock                 --             --            --           --
  Purchase of treasury stock                                     --             --            --     (115,000)
  Recognition of deferred tax asset and opening income
     tax adjustments                                             --             --            --       18,142
  Repayment of management notes                                  --          1,465            --        1,465
  Conversion of convertible note                                 --             --            --        9,705
  Conversion of preferred stock                                  --             --            --          130
  Exercise of stock options                                      --             --            --        1,144
  Tax benefit related to issuance of shares under
     employee benefit plans                                      --             --            --        1,008
  Exchange of stock options                                      --             --            --          700
                                                          ---------        -------      --------    ---------
Balance, January 31, 1998                                 $(152,067)       $(1,025)     $119,671    $ 155,038
                                                          =========        =======      ========    =========

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS:

Brylane Inc., a Delaware corporation ("Brylane" or the "Company"), is a leading catalog retailer of special-size and regular-size women's and men's apparel. The women's catalogs market apparel in the budget and low to moderate price range and the men's catalogs market apparel in the moderate price range. Brylane services the special-size customer through its Lane Bryant, Roaman's, Jessica London and KingSize (men's) catalogs, and the regular-size customer through its Chadwick's, Lerner, Bridgewater and Brett (men's) catalogs. Brylane also markets apparel to these same customer segments through four catalogs which it distributes under licensing arrangements with Sears Shop at Home Services, Inc. ("Sears").

Brylane's merchandising strategy is to provide valued-priced, private label apparel with a consistent quality and fit, to concentrate on apparel with limited fashion risk and to offer a broader selection of sizes and styles in special-size apparel than can be found at most retail stores and in other competing catalogs. Each of Brylane's catalogs offers its customers contemporary, traditional and basic apparel.

(2) ORGANIZATION AND BASIS OF FINANCIAL STATEMENT PRESENTATION:

Brylane Acquisition

In August 1993, certain affiliates of Freeman Spogli & Co. Incorporated ("FS&Co.") and of The Limited, Inc. ("The Limited") formed Brylane, L.P. (the "Partnership"), a Delaware limited partnership, and acquired the Lane Bryant, Roaman's and Lerner catalog businesses (the "Brylane Acquisition") formerly conducted by certain direct and indirect subsidiaries of The Limited ("Predecessor"). The aggregate purchase price was $335 million, and for accounting purposes, the transaction was accounted for on the effective date of August 1, 1993.

In connection with the Brylane Acquisition, certain affiliates of FS&Co. and certain management investors contributed $75 million to the capital of Brylane for a 60% aggregate interest. Certain affiliates of The Limited contributed substantially all assets and liabilities of the catalog business to Brylane and received cash of $285 million and a 40% aggregate interest in Brylane with an assigned value of $50 million.

The Brylane Acquisition has been accounted for utilizing the purchase method of accounting. The continuing interest of certain affiliates of The Limited in Brylane was reflected at The Limited's historical basis (carryover basis). For the proportionate interests of the affiliates of FS&Co. and members of management who invested in the transaction, the purchase price was allocated to the assets and liabilities of Brylane at their estimated fair values as determined based on management's estimates. Partners' capital and the basis of the transferred assets have been reduced for predecessor cost carryover basis.

Initial Public Offering

On February 26, 1997, in connection with the initial public offering of Brylane Inc. ("Initial Public Offering"), Brylane, L.P. became a wholly-owned subsidiary of Brylane Inc. pursuant to the First Amended and Restated Incorporation and Exchange Agreement (the "Exchange Agreement"), whereby certain affiliates of FS&Co., The Limited, M&P Distributing Company, WearGuard, Leeway & Co., and NYNEX exchanged their shares of common stock of VP Holding Corporation or ownership interests in the Partnership, except for the TJX noteholder ("TJX Noteholder"), for 14,926,778 shares of $.01 par value common stock ("Common Stock") of Brylane Inc. (the "Exchange Transaction"). Additionally, pursuant to their respective stock subscription agreements with VP Holding Corporation, members of management and others exchanged their shares of common stock of VP Holding Corporation for an aggregate of 544,667 shares of Common Stock of Brylane Inc. In connection with the Exchange Transaction, Brylane, L.P. retained all of its assets, operations and liabilities.

Concurrently, Brylane Inc. offered 4,000,000 shares of Common Stock to the public through its Initial Public Offering. The historical financial statements presented herein for periods prior to February 26, 1997 are for Brylane, L.P. This presentation is consistent with that of Brylane Inc.'s Form S-1 Registration Statement regarding the Initial Public Offering which contained the historical financial statements of Brylane, L.P.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of VP Holding Corporation ("VPH"), VGP Corporation ("VGP"), VLP Corporation ("VLP"), Brylane L.P. and its wholly-owned subsidiaries and partnerships, including Brylane Capital Corp., B.L. Management Services, Inc., B.L. Catalog Distribution, Inc., B.L. Management Services Partnership, B.L. Catalog Distribution Partnership, B.N.Y. Services Corp., K.S. Management Services, Inc., C.O.B. Management Services, Inc. and

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Chadwick's Tradename Sub, Inc. These entities are collectively referred to as Brylane or the Company. Material transactions between the consolidated entities have been eliminated. Each of the wholly-owned subsidiaries and partnerships of Brylane, L.P. (collectively, the "Subsidiary Guarantors") has guaranteed the Partnership's Senior Subordinated Notes due 2003 (the "Notes"). Separate financial statements of these Subsidiary Guarantors have not been included as the subsidiaries guarantee the Notes on a full, unconditional, and joint and several basis. Management believes that the aggregate assets, liabilities, earnings, and equity of the Subsidiary Guarantors are currently inconsequential to Brylane on a consolidated basis, both individually and combined, and that information provided in separate financial statements of the Subsidiary Guarantors is not deemed material to the readers of the financial statements.

Effective July 6, 1996, KingSize Catalog Sales, L.P., and KingSize Catalog Sales, Inc. were merged into Brylane. All of the assets and liabilities of these entities were transferred to Brylane, which continues to run the KingSize Big & Tall catalog business.

(3) ACQUISITIONS:

In October 1995, KingSize Catalog Sales, L.P., an Indiana limited partnership and an indirect wholly-owned entity of Brylane ("KingSize Partnership"), completed the acquisition of the assets of the KingSize division of WearGuard Corporation ("WearGuard"), a wholly-owned subsidiary of ARAMARK Corporation (the "KingSize Acquisition"). The business acquired is a catalog business devoted to big and tall men's apparel, footwear and related accessories. Brylane, L.P. paid to WearGuard $52.5 million in cash and issued to WearGuard 350,000 newly issued limited partnership units in Brylane, L.P. Brylane, L.P. financed the cash portion of the purchase price out of available funds as well as additional borrowings under its 1993 bank credit facility ("1993 Bank Credit Facility"). The Partnership acquired the inventory, contracts, customer lists, goodwill, accounts receivable and certain equipment relating to the operation of the business, assumed certain liabilities, and entered into a noncompetition agreement.

For accounting purposes, the KingSize Acquisition was recorded using the purchase method of accounting as of the effective date of October 1, 1995. Brylane's financial statements include the results of KingSize on a consolidated basis from the effective date of the acquisition. The purchase price, including acquisition costs of $1.4 million, was allocated to the assets and liabilities of KingSize at their estimated fair values. The fair values of assets and liabilities were determined based on management's estimates. The allocation of the purchase price is as follows (in thousands):

Current assets                                                $10,737
Property and equipment                                            331
Intangibles and other assets                                   51,903
Liabilities assumed                                            (3,821)
                                                              -------
                                                              $59,150
                                                              =======

In December 1996, Brylane, L.P. completed the acquisition of certain assets of the Chadwick's of Boston catalog division ("Chadwick's") of Chadwick's, Inc., a wholly-owned subsidiary of The TJX Companies ("TJX") (the "Chadwick's Acquisition"). Chadwick's is a catalog business devoted to selling off-price women's career, casual and social apparel. The Chadwick's Acquisition included the purchase of inventory, property, plant and equipment, customer lists, trademarks, goodwill and the assumption of certain liabilities relating to the business by the Partnership. In addition, the parties entered into a services agreement, as well as an inventory purchase agreement pursuant to which TJX has committed to purchase certain amounts of Chadwick's excess inventory through January 2000.

Brylane, L.P. paid TJX $189.8 million (net of purchase price adjustments of $32.9 million) and issued to the TJX Noteholder a $20.0 million Convertible Redeemable Note due 2006 (approximately $9.7 million of which was converted by TJX into shares of Common Stock sold). To fund a portion of the cash paid in connection with the Chadwick's Acquisition and to repay its existing indebtedness under its 1993 Bank Credit Facility, the Partnership entered into the 1996 bank credit facility ("1996 Bank Credit Facility") and received aggregate new equity of $51.3 million from certain affiliates of FS&Co., Leeway & Co., NYNEX and WearGuard.

For accounting purposes, the Chadwick's Acquisition has been recorded using the purchase method of accounting. Brylane's financial statements include the results of Chadwick's on a consolidated basis from the closing date of the acquisition. The purchase price, reflecting adjustments of $32.9 million and acquisition costs of $7.1 million, has been allocated to the assets

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and liabilities of Chadwick's at their estimated fair values. The fair values of assets and liabilities have been determined based on management's estimates. The allocation of the purchase price is as follows (in thousands):

Current assets                                                $ 89,990
Property and equipment                                          45,805
Intangibles and other assets                                   179,734
Liabilities assumed                                            (97,944)
                                                              --------
                                                              $217,585
                                                              ========

The following unaudited pro forma results of operations for the year ended February 1, 1997 assumes that the Chadwick's Acquisition occurred as of February 4, 1996. In preparing the pro forma information, certain adjustments related to the Chadwick's Acquisition have been made for (i) the amortization of goodwill and other intangible assets created in the Chadwick's Acquisition; (ii) the interest expense on the net increase in indebtedness which was used to finance a portion of the purchase price; (iii) the sale of deferred billing receivables to Alliance Data Systems Corporation ("ADS"); (iv) the non-recurring charge related to the valuation of the acquired inventory; (v) the amortization of deferred financing fees related to the 1996 Bank Credit Facility and the write-off and reduction of amortization expense related to the repayment of the 1993 Bank Credit Facility; and (vi) the elimination of interest expense and federal and state taxes related to Chadwick's as a division of TJX.

The pro forma information is provided for informational purposes only. It is based on historical information and does not purport to be indicative of the results that actually would have occurred had the Chadwick's Acquisition been made as of the indicated date or of results which may occur in the future (in thousands):

                                                           ----------------
                                                              UNAUDITED
                                                            FOR THE FISCAL
                                                              YEAR ENDED
                                                           FEBRUARY 1, 1997
                                                           ----------------
Net sales                                                     $1,167,527
Operating income                                                  87,118
Net income                                                        49,246

(4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

Brylane's fiscal year ends on the Saturday closest to January 31 and consists of 52 or 53 weeks. Brylane's fiscal years ended February 1, 1997 and January 31, 1998 consisted of 52 weeks, and the fiscal year ended February 3, 1996 consisted of 53 weeks. The fiscal year is designated in the notes to the financial statements by the calendar year in which the fiscal year commences.

Cash Equivalents

Brylane considers amounts on deposit with financial institutions and money market investments with initial maturities of three months or less to be cash equivalents.

Accounts Receivable

Brylane sells eligible accounts receivable generated through Chadwick's deferred billing programs to ADS (See note (14) "Related Party Transactions"). All sales are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which was effective for transactions occurring after December 31, 1996. Costs associated with these transactions are included in

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

operations. Deferred billing accounts receivable balances are net of allowance for doubtful accounts of $2.0 million and $1.5 million at February 1, 1997 and January 31, 1998, respectively.

Inventories

Merchandise inventories are stated at the lower of cost or market, principally valued on the average cost basis under a standard costing system or using the retail method of accounting, except for inventories attributable to the initial investment in KingSize and Chadwick's which were recorded at estimated fair value (unallocated costs). A non-recurring inventory charge representing the estimated fair value in excess of its original historical cost, as of the date of the KingSize Acquisition, was fully amortized in fiscal 1995 ($.6 million). A non-recurring inventory charge representing the estimated fair value, as of the date of the Chadwick's Acquisition, of inventory in excess of its original historical cost was amortized partly during fiscal year 1996 ($1.7 million) with the remainder being amortized during fiscal year 1997 ($3.3 million).

Catalog Costs

Catalog costs primarily consist of catalog production and mailing costs that have not yet been fully amortized. Catalog costs are amortized over the expected revenue stream, which is approximately three months from the date catalogs are mailed as determined based on management's estimates.

Property and Equipment

Additions to property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 years for buildings and improvements, the lesser of 10 years or the life of the lease for leasehold improvements and 3-10 years for other property and equipment. The cost and related accumulated depreciation or amortization of assets sold or retired are removed from the accounts, with any resulting gain or loss included in net income. Repairs and maintenance are charged to expense as incurred; renewals and betterments which extend service lives are capitalized. The Company's policy is to expense as incurred internally developed software costs.

Organization and Deferred Financing Costs

Organization costs of $.3 million relate to the formation of Brylane and its wholly-owned subsidiaries and partnerships. Such costs are amortized over five years using the straight-line method. Original deferred financing costs of $11.8 million incurred in connection with the Brylane Acquisition were capitalized and amortized over the term of the related debt using the effective interest method. In connection with the repayment of the 1993 Bank Credit Facility in December 1996, a pro rata portion of the deferred financing fees of $2.5 million associated with the obligations to be repaid were written off as a charge to operations. The remaining balance continues to be amortized over the remaining life of the related obligations. Deferred financing costs of $7.0 million incurred in connection with the 1996 Bank Credit Facility were capitalized and amortized over the term of the related debt using the effective interest method. In connection with the repayment of the 1996 Bank Credit Facility in April 1997, deferred financing fees of $4.1 million (net of related taxes) were written off as a charge to operations. Deferred financing costs of $1.2 million incurred in connection with the amended 1997 bank credit facility ("Amended 1997 Bank Credit Facility") were capitalized and are amortized over the term of the related debt using the effective interest method. Accumulated amortization of organization and deferred financing costs at February 1, 1997 and January 31, 1998 were $5.5 million and $6.1 million, respectively.

Intangible Assets

Intangible assets associated with the Brylane Acquisition include trademarks of $8.8 million, customer lists of $2.2 million and goodwill of $114.5 million. Subsequent to October 4, 1997 in connection with the repurchase of common stock, the amortization of the remaining trademark agreement of $7.6 million was accelerated to a ten-year period in accordance with the provisions of the trademark agreement. Such intangibles are amortized over a 30-year composite life using the straight-line method. Accumulated amortization of intangible assets was $14.6 million, and $18.9 million at February 1, 1997, and January 31, 1998, respectively. Intangible assets associated with the KingSize Acquisition include customer lists of $.5 million, a noncompetition agreement of $.3 million, and goodwill of $50.8 million. Amortization is computed using the straight-line method over a life of eight years for the customer lists, five years for the noncompetition agreement, and 40 years for goodwill. Accumulated amortization was $1.9 million and $3.3 million, at February 1, 1997, and January 31, 1998, respectively.

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Intangible assets associated with the Chadwick's Acquisition include customer lists of $4.0 million and goodwill of $175.7 million. Amortization is computed using the straight-line method over a life of five years for the customer lists and 40 years for goodwill. Accumulated amortization was $.9 million and $6.1 million at February 1, 1997 and January 31, 1998, respectively.

Brylane's policy is to periodically review the value assigned to goodwill to determine if it has been permanently impaired by adverse conditions which might affect Brylane. Such reviews include an analysis of current results and take into consideration the discounted value of projected operating cash flow (earnings before interest, taxes and depreciation and amortization).

Income Taxes

Under the partnership form of doing business, the tax effects of profits and losses of the Partnership were incurred by the partners. Brylane made cash advances and annual distributions to partners in amounts sufficient for the partners to pay income taxes on their ratable share of taxable income. As a result, the provision for income taxes for the years ended February 3, 1996 and February 1, 1997 represents federal, state and local income taxes relating only to taxable income of the C-corporations included in the consolidated financial statements of Brylane, L.P.

Subsequent to the Initial Public Offering on February 26, 1997, the tax status of the consolidated entity, Brylane Inc., was changed to that of a C-corporation. Brylane Inc. follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) which requires the Company to establish a deferred tax liability or asset for the future tax effects of temporary differences between book and taxable income. Changes in future tax rates will result in immediate adjustments to deferred taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus the change during the period in deferred tax assets and liabilities.

Revenue Recognition

Sales are recorded at the time of shipment. Brylane provides a reserve for estimated merchandise returns, based on its prior customer returns experience.

Net Income Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings per Share, which replaces the presentation of primary earnings per share ("EPS") with basic EPS and replaces fully diluted EPS with diluted EPS. Basic net income per share is based on the weighted average number of common shares outstanding during each period and diluted net income per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. The Company's common share equivalents consist of shares of common stock issuable upon exercise of outstanding stock options, the conversion of preferred shares into common shares and the conversion of a convertible note into shares of common stock. Application of this standard resulted in a decrease in the weighted average number of shares outstanding for basic EPS due to the exclusion of the common stock equivalents identified above. The statement is effective for financial statements for both interim and annual periods ending after December 15, 1997, with earlier application not permitted. All periods presented reflect the adoption of SFAS No. 128. (See note (10) "Earnings Per Share").

Supplemental Net Income and Earnings per Share

Supplemental net income of Brylane Inc. represents the results of operations adjusted to reflect a provision for income tax on historical income before income taxes, which gives effect to the change in the consolidated entities tax status to a C-corporation subsequent to the public sale of its Common Stock. The difference between the pro forma income tax rates utilized and the federal statutory rate of 35% relates primarily to state income taxes, net of federal tax benefit.

Supplemental earnings per share of Brylane Inc. represents supplemental net income divided by the weighted average partnership units outstanding prior to the Initial Public Offering and the weighted average common stock and equivalent units outstanding thereafter. In accordance with Securities and Exchange commission rules, options granted in the one year prior to the filing of the registration statement related to the Initial Public Offering are included as outstanding for all periods presented using the treasury stock method assuming the offering price of $24 per share.

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Stock Option Plan

In October 1995, the FASB issued SFAS No. 123, "Accounting for Awards of Stock-Based Compensation to Employees", which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 provides alternative accounting treatment to Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", with respect to stock-based compensation and requires certain additional disclosures. Brylane adopted the disclosure requirements of SFAS No. 123 in the first quarter of 1996, but has elected to continue to measure compensation costs following present accounting rules under APB Opinion No. 25. (See note (8) "Stock Option Plans.")

Reclassifications
Certain reclassifications have been made to the previous years' financial statements to conform with the 1997 financial statement presentation. Such reclassifications had no effect on previously reported net income.

(5) PROPERTY AND EQUIPMENT:

Property and equipment are recorded at cost. Property and equipment consist of (in thousands):

                                                              FEBRUARY 1,    JANUARY 31,
                                                                 1997           1998
                                                              -----------    -----------
Land, buildings and improvements                                $42,455        $42,540
Furniture, fixtures and equipment                                44,184         53,043
Leasehold improvements                                            2,397          2,732
                                                                -------        -------
                                                                 89,036         98,315
Accumulated depreciation and amortization                        13,066         21,220
                                                                -------        -------
Property and equipment, net                                     $75,970        $77,095
                                                                =======        =======

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(6) LONG-TERM DEBT:

To finance the Brylane Acquisition, Brylane secured financing through proceeds from the 1993 Bank Credit Facility and the sale of the Notes. In connection with the Chadwick's Acquisition, Brylane repaid the 1993 Bank Credit Facility and entered into a 1996 Bank Credit Facility. On April 30, 1997, Brylane entered into a 1997 bank credit facility which it amended on October 20, 1997, the Amended 1997 Bank Credit Facility. The Amended 1997 Bank Credit Facility and Notes are fully and unconditionally guaranteed, jointly and severally, by the Subsidiary Guarantors.

Amounts outstanding under long-term debt agreements are as follows (in thousands):

                                                              --------------------------
                                                              FEBRUARY 1,    JANUARY 31,
                                                                 1997           1998
                                                              -----------    -----------
1996 Bank Credit Facility ("Tranche A Term Loan"), bearing
  interest at the rate of (i) a margin over the higher of
  prime rate or federal funds rate plus 0.5% or (ii) a
  margin over LIBOR. At February 1, 1997, the rate was LIBOR
  plus 2.0%. Various maturities through 2001                   $213,000       $     --
1996 Bank Credit Facility Tranche B Term Loan ("Tranche B
  Term Loan"), bearing interest at (i) a margin over the
  higher of prime rate or federal funds rate plus 0.5% or
  (ii) a margin over LIBOR. At February 1, 1997 the rate was
  LIBOR plus 2.5%. Various maturities through February 2003      70,000             --
1996 Bank Credit Facility revolving loan ("1996 Revolving
  Credit Facility"), maximum borrowings of $125,000,
  sublimit for letters of credit $75,000                             --             --
Amended 1997 Bank Credit Facility ("Term Loan"), bearing
  interest at (i) a margin over the higher of prime rate or
  the federal funds rate plus 0.5% or (ii) a margin over
  LIBOR. At January 31, 1998, the rate was LIBOR plus 1.25%.
  Various maturities through August 2002                             --        175,000
Amended 1997 Bank Credit Facility revolving loan ("Revolving
  Credit Facility"), maximum borrowings of $200,000 sublimit for letters of credit $75,000 and sublimit for swingline
  loans $15,000                                                      --         49,000
Convertible subordinated note, bearing interest at the rate
  of 6% per annum, maturing December 9, 2006                     20,000         10,295
Senior subordinated notes, bearing interest at the rate of
  10.0% per annum, maturing September 1, 2003                   125,000        125,000
                                                               --------       --------
                                                                428,000        359,295
  Discount on senior subordinated notes                            (638)          (542)
                                                               --------       --------
                                                                427,362        358,753
  Less current portion                                          (26,000)       (29,000)
                                                               --------       --------
                                                               $401,362       $329,753
                                                               ========       ========

In addition to scheduled maturities on the Term Loan, Brylane is obligated to make certain mandatory prepayments of the loans and the Revolving Credit Facility under certain circumstances. Mandatory prepayment of the Term Loan is based on Brylane, L.P.'s excess cash flow, as defined. Mandatory prepayments, if any, are applied to reduce the principal amount of the Term Loan.

At February 1, 1997, and January 31, 1998, interest terms available to Brylane for borrowings similar to the Term Loan and the Convertible Subordinated Note were similar to those presently provided under the Amended 1997 Bank Credit Facility and the Convertible Subordinated Note. Accordingly, the recorded obligations under the Term Loan and the Convertible Subordinated Note approximated the fair value at February 1, 1997 and January 31, 1998.

Based on quoted market prices at February 1, 1997 and January 31, 1998 the fair market value of the Notes was approximately $130.3 million and $132.7 million, respectively. The change in fair market value is primarily attributable to changes in bond ratings and market interest rates.

The 1996 Bank Credit Facility contained certain financial covenants which required Brylane to meet financial ratios and tests, including a minimum adjusted net worth test, a minimum fixed charge coverage ratio and a minimum cash flow to net debt ratio. In addition, the 1996 Bank Credit Facility contained covenants customarily found in credit agreements of such type including, among other things, limitations on indebtedness, liens, asset sales, distributions and other restricted payments,

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

acquisitions, mergers, investments, capital expenditures and prepayment or amendment of certain indebtedness. At February 1, 1997, Brylane was in compliance with the required covenants.

The Amended 1997 Bank Credit Facility contains certain financial covenants which require Brylane to meet financial ratios and tests, including a maximum debt to cash flow ratio, a minimum fixed charge coverage ratio, and a minimum net worth test. In addition, the Amended 1997 Bank Credit Facility contains covenants customarily found in credit agreements including, among other things, limitations on indebtedness, liens, Asset Sales (as defined), partnership distributions and other restricted payments, mergers and certain acquisitions, investments, transactions with affiliates, capital expenditures, the prepayment or amendment of certain indebtedness, the granting of certain negative pledges and the amendment of material agreements. At January 31, 1998, Brylane was in compliance with the required covenants.

The obligations of Brylane under the Amended 1997 Bank Credit Facility are collateralized by the intangible assets of the Partnership.

As of February 1, 1997, Brylane had no borrowings under the Revolving Credit Facility and as of January 31, 1998, Brylane had $49.0 million in borrowings under the Revolving Credit Facility. After giving effect to the issuance of letters of credit for $47.9 million and $49.1 million, respectively, Brylane had additional capacity under the Revolving Credit Facility of approximately $77.1 million and $101.9 million, respectively. As of February 1, 1997 and January 31, 1998, the aggregate principal balance outstanding under the Term Loans of the 1996 and Amended 1997 Bank Credit Facility was $283.0 million and $224.0 million, respectively.

At January 31, 1998, annual maturities of long-term debt by fiscal year are as follows (in thousands):

1998                                                            $ 10,000
1999                                                              20,000
2000                                                              40,000
2001                                                              70,000
2002                                                              84,000
Thereafter                                                       135,295
                                                                --------
          Total debt                                            $359,295
                                                                ========

(7) OPERATING LEASES:

Brylane leases office, outlet store and warehouse space and equipment under leasing arrangements classified as operating leases which expire at various times through fiscal 2012. Rent expense under these leases was $5.8 million, $6.6 million and $8.7 million in the fiscal years 1995, 1996, and 1997, respectively.

Future minimum lease payments required under these leases at January 31, 1998, are as follows (in thousands):

1998                                                            $ 8,991
1999                                                              8,033
2000                                                              6,348
2001                                                              4,849
2002                                                              4,248
Thereafter                                                       20,244
                                                                -------
                                                                $52,713
                                                                =======

(8) STOCK OPTION PLANS:

1996 Performance Option Plan

In connection with the Initial Public Offering, the Company adopted the Brylane Inc. 1996 Performance Stock Option Plan (the "Brylane 1996 Performance Option Plan"), which acts as the successor to the Partnership's 1993 Performance Partnership Unit Option Plan (as amended, the "1993 Option Plan") which was adopted in connection with the Brylane Acquisition. An

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

aggregate of 779,584 shares of Common Stock have been reserved for issuance under the Brylane 1996 Performance Option Plan.

In connection with the Chadwick's Acquisition, the Board of Representatives of the Partnership authorized an amendment to the existing option agreement that revised the performance criteria for the vesting of the options, and changed the outside vesting date of the options from August 30, 2008 to August 30, 2002 and reduced the term from 16 to 10 years. In addition, the exercise price of the options outstanding under the 1993 Option Plan was increased from $10.00 per partnership unit to $15.00 per partnership unit. In accordance with APB Opinion No. 25, the options were deemed to have a new measurement date. Based on the new measurement date, the Partnership incurred non-cash compensation expense of $2.4 million in the fourth quarter of 1996 and $0.7 million in fiscal 1997. Unless canceled due to termination of employment, all options became exercisable on January 31, 1998 and terminate 10 years from date of grant.

                                                              --------------------------------
                                                                1995        1996        1997
                                                              --------    ---------    -------
Outstanding at beginning of year                               615,209      622,709    644,584
Granted                                                         15,000      669,584         --
Cancelled                                                       (7,500)    (647,709)   (25,000)
                                                              --------    ---------    -------
Outstanding at end of year                                     622,709      644,584    619,584
                                                              ========    =========    =======
Options exercisable at year-end                                     --           --    619,584
Weighted-average fair value of options granted during the
  year                                                        $   9.71    $    9.99         --

1996 Option Plan

In connection with the Initial Public Offering, the Company adopted the Brylane Inc. 1996 Stock Option Plan (the "Brylane 1996 Option Plan"), which acts as the successor of the Partnership's 1995 Partnership Unit Option Plan (as amended, the "1995 Option Plan") which was adopted in connection with the Brylane Acquisition. As amended, an aggregate of 1,700,000 shares of Common Stock have been reserved for issuance under the Brylane 1996 Option Plan. Other than as described below, unless canceled due to termination of employment, all options become exercisable in three equal annual installments on the first, second and third anniversaries of the date of original grant.

In connection with the Chadwick's Acquisition, Chadwick's employees were granted substitute options in exchange for options previously granted by TJX. The term, exercise price and vesting criteria of the replacement options were determined to preserve the economic value of the options being exchanged. The granting of the options resulted in an adjustment to the Chadwick's Acquisition purchase price of $0.9 million for the related compensation expense.

A summary of Brylane's 1996 Option Plan as of February 3, 1996, February 1, 1997 and January 31, 1998, and changes during the years ending on those dates is presented below:

                                           --------------------------------------------------------------------
                                                   1995                    1996                    1997
                                                      WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                       AVERAGE                 AVERAGE                 AVERAGE
                                                      EXERCISE                EXERCISE                EXERCISE
                                            UNITS       PRICE       UNITS       PRICE      SHARES       PRICE
                                           -------    ---------    -------    ---------    -------    ---------
Outstanding at beginning of year                --                 123,750       $15.00    464,604       $16.50
Granted                                    123,750       $15.00    340,854        17.04    268,597        35.92
Cancelled                                       --                      --                 (32,686)       18.58
Exercised                                       --                      --                 (79,666)       14.34
                                           -------                 -------                 -------
Outstanding at end of year                 123,750        15.00    464,604        16.50    620,849        25.07
Options exercisable at year-end                 --                  41,250                 123,387
Weighted-average fair value of options
  granted during the year                                $ 5.81                  $ 9.69                  $11.58

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The following table summarizes information about the 1996 Option Plan at January 31, 1998:

                              OPTIONS OUTSTANDING

-----------------------------------------------------------------------------
                       NUMBER          WEIGHTED-AVERAGE
                   OUTSTANDING AT    REMAINING CONTRACTUAL   WEIGHTED-AVERAGE
   RANGE OF       JANUARY 31, 1998           LIFE             EXERCISE PRICE
EXERCISE PRICES   ----------------   ---------------------   ----------------
      $ 5 to 10             26,435               7.7 years             $ 6.05
      $11 to 15            110,091               4.6 years              15.00
      $16 to 30            226,073               6.8 years              18.95
      $31 to 41            258,250               6.4 years              36.10
      $ 5 to 41            620,849               6.3 years             $25.07

                              OPTIONS EXERCISABLE

--------------------------------------------------------
   RANGE OF       NUMBER EXERCISABLE    WEIGHTED-AVERAGE
EXERCISE PRICES   AT JANUARY 31, 1998    EXERCISE PRICE
---------------   -------------------   ----------------
      $ 5 to 10                 5,679             $ 7.46
      $11 to 15                68,008              15.00
      $16 to 20                49,700              19.26
      $ 5 to 20               123,387             $16.37

Pro Forma Disclosures Under Statement of Financial Accounting Standards No. 123

Pro forma information regarding net income as required by SFAS No. 123 has been determined as if Brylane accounted for its stock options under the fair value approach. The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                              1995    1996    1997
                                                              ----    ----    ----
Weighted-average risk-free interest rate                      5.99%   6.04%   5.87%
Weighted-average expected life (years)                        5.00    5.25    3.99
Expected volatility                                           31.2%   31.2%   28.5%

Had compensation costs been determined based on the fair value method of SFAS No. 123, the Company's net income would have been adjusted to the pro forma amounts indicated below. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period (in thousands).

                                                             1995       1996       1997
                                                            -------    -------    -------
Net income:
  As reported                                               $27,850    $26,952    $47,035
  Pro forma                                                  27,658     28,351     45,283
Basic net income per unit/share:
  As reported                                                          $  2.03    $  2.53
  Pro forma                                                               2.14       2.43
Diluted net income per unit/share:
  As reported                                                          $  1.88    $  2.46
  Pro forma                                                               1.97       2.33

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because Brylane options have characteristics significantly different from those of traded options, and because changes in subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

its stock options. The pro forma disclosures provided above may not be representative of the effects on reported net income for future years.

(9) STOCK SUBSCRIPTION PLAN:

In connection with the Initial Public Offering, the Company adopted the Brylane Inc. 1996 Stock Subscription Plan (the "Brylane Subscription Plan") which is the successor of the Brylane, L.P. Subscription Plan, whereby officers, certain key employees and a member of the Board of Directors may purchase interests in Brylane Inc. The portion of the purchase price received in the form of promissory notes is recorded as a reduction of stockholders' equity. The price at which the units are purchased is set at fair value at the date of issuance.

Activity under the Stock Subscription Plan for fiscal 1995, fiscal 1996 and fiscal 1997 follows:

                                                              ------------------------------
                                                               NUMBER OF      AVERAGE PRICE
                                                              UNITS/SHARES    PER UNIT/SHARE
                                                              ------------    --------------
Units outstanding, January 28, 1995                              500,500          $10.00
Activity during 1995:
  Issued                                                          15,000           15.00
  Repurchased                                                    (10,000)          12.10
                                                                --------          ------
Units outstanding, February 3, 1996                              505,500           10.15
Activity during 1996:
  Issued                                                           7,500           15.00
  Repurchased                                                     (5,000)          12.10
                                                                --------          ------
Units outstanding, February 1, 1997                              508,000           10.22
Activity during 1997:
  Issued                                                              --              --
  Repurchased                                                         --              --
  Shares sold                                                   (160,022)
                                                                --------          ------
Shares outstanding, January 31, 1998                             347,978          $10.22
                                                                ========          ======

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(10) EARNINGS PER SHARE:

As discussed in Note (4) above, SFAS No. 128 replaces the presentation of primary and fully diluted earnings per share with basic and diluted earnings per share, and requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. All periods presented reflect the adoption of SFAS No. 128. The impact on amounts previously reported was not material.

                                                              --------------------------------
                                                               FEBRUARY 1,       JANUARY 31,
                                                                   1997              1998
                                                              --------------    --------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                    PER UNIT/SHARE DATA)
Basic EPS Computation:
  Numerator                                                    $    26,952       $    47,035
                                                               ===========       ===========
  Denominator:
     Weighted average common units/shares outstanding           13,270,220        18,606,048
                                                               ===========       ===========
Basic EPS                                                      $      2.03       $      2.53
Diluted EPS Computation:
  Numerator:                                                   $    26,952       $    47,035
     Interest on convertible debt, net of income taxes                 108               645
                                                               -----------       -----------
     Adjusted numerator                                        $    27,060       $    47,680
                                                               ===========       ===========
  Denominator:
     Weighted average common units/shares outstanding           13,270,220        18,606,048
     Convertible redeemable preferred stock                         75,000            68,500
     Convertible debt                                              727,273           364,060
     Incremental units/share from assumed exercise of
      options                                                      317,342           374,365
                                                               -----------       -----------
     Total units/shares                                         14,389,835        19,412,973
                                                               ===========       ===========
Diluted EPS                                                    $      1.88       $      2.46

(11) RETIREMENT PLAN:

Effective August 30, 1993, Brylane adopted the Brylane, L.P. Savings and Retirement Plan (the "Retirement Plan"). All of the Company's employees who have attained twenty-one years of age and have completed one year of service are eligible to participate in the Retirement Plan. Eligible employees can contribute up to the lesser of $9,500 or ten percent of their compensation to the Retirement Plan on a pre-tax basis. Brylane will match up to three percent of the participants' eligible compensation. Brylane is required to make additional contributions to the Retirement Plan equal to four percent of each participant's compensation up to the Social Security taxable wage base and equal to seven percent of each participant's compensation which exceeds that amount. An additional one percent of eligible compensation is contributed on behalf of those participants who have completed at least five years of service. Brylane's contributions begin to vest after three years of service, at which time such contributions are 20% vested. Thereafter, the contributions vest at a rate of 20% each year so that Brylane's contributions are fully vested after seven years of service. Brylane's cost under these plans was $2.9 million, $3.6 million and $5.9 million in the fiscal years 1995, 1996, and 1997, respectively.

As a result of the Chadwick's Acquisition, Brylane participates in a multi-employer plan that provides defined benefits to its union employees. Brylane's expense for this plan for the eight-weeks ended February 1, 1997 and the year ended January 31, 1998 amounted to $252,750 and $1.8 million, respectively.

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(12) INCOME TAXES:

The provision for income taxes consisted of (in thousands):

                                                                 1997
                                                                -------
Current:
  Federal                                                       $21,219
  State                                                           2,158
Deferred:
  Federal                                                         7,642
  State                                                             526
                                                                -------
Total provision                                                 $31,545
                                                                =======

Reconciliation between the Federal statutory rate of 35% to income before income taxes and the income tax provision is as follows (in thousands):

                                                                 1997
                                                                -------
Computed income taxes at statutory rate                         $28,930
State taxes net of Federal benefit                                2,066
Other                                                               549
                                                                -------
  Income taxes                                                  $31,545
                                                                =======

The significant components of net deferred tax assets and deferred tax liabilities included on the balance sheet at January 31, 1998 are (in thousands):

                                                                  1997
                                                                --------
Deferred tax asset:
  Inventory                                                     $  6,957
  Deferred and other compensation related items                    5,096
  Intangibles                                                      8,815
  Fixed assets                                                       417
  Other                                                            1,129
                                                                --------
  Total deferred tax assets                                       22,414
                                                                --------
Deferred tax liability:
  Prepaid catalog costs and other prepaids                       (11,659)
  Other                                                              (58)
                                                                --------
  Total deferred tax liability                                   (11,717)
                                                                --------
Net deferred tax asset                                          $ 10,697
                                                                ========

A tax benefit of $1.0 million associated with the exercise of employee stock options was recorded in equity in 1997.

(13) CONVERTIBLE REDEEMABLE PREFERRED STOCK:

In connection with the Chadwick's Acquisition, certain members of Chadwick's management purchased 75,000 shares of VP Holding Corporation Series A Convertible Redeemable Preferred Stock for a purchase price of $1.5 million. These shares were converted to shares of Convertible Redeemable Preferred Stock of Brylane Inc. upon consummation of the Exchange Transaction. The shares of Brylane Inc. Series A Convertible Redeemable Preferred Stock vest in three equal annual installments beginning one year from the date of purchase and may not be transferred or redeemed at the option of the holder for three years from their date of purchase; thereafter, they may be transferred only after first offering such shares to Brylane Inc. The redemption price has been set at $20 per share (as appropriately adjusted for stock dividends, reclassifications or

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

splits). One third of the Brylane Inc. Series A Convertible Redeemable Preferred Stock vested on December 9, 1997. Six thousand five hundred shares were converted to common stock.

(14) RELATED PARTY TRANSACTIONS:

On August 30, 1993 (amended July 1, 1995), Brylane entered into a Credit Card Agreement with World Financial Network National Bank ("World Financial") a wholly-owned subsidiary of ADS, a joint venture 60% owned by affiliates of Welsh Carson Anderson & Stowe and 40% owned by The Limited, Inc., pursuant to which World Financial provides credit to customers of Brylane, issues five proprietary credit cards and processes credit card transactions for a fee. The total expense amounted to $10.3 million, $10.0 million and $10.1 million in fiscal 1995, 1996, and 1997, respectively. In addition, Brylane sold accounts receivable to ADS and incurred discount and processing fees of $142,000 and $14.1 million in the fiscal years 1996 and 1997, respectively.

Certain affiliates of The Limited granted Brylane the use of certain trademarks for a specified period, as defined in a trademark license agreement.

In connection with the Chadwick's Acquisition, Brylane paid FS Management Co. and FS&Co. Management L.P., both of which are affiliated with FS&Co., an aggregate of $2.5 million in fees as compensation for services in structuring and arranging financing. Such fees are included in intangibles and other assets.

(15) COMMITMENTS AND CONTINGENCIES:

Brylane is involved in various legal proceedings that are incidental to the conduct of its business. Although the amount of any liability with respect to these proceedings cannot be determined, in the opinion of management after consultation with legal counsel, any such liability will not have a material adverse effect on the financial position or results of operations of Brylane.

The Company is under audit by the Indiana Department of Revenue ("IDR") and anticipates an assessment will be issued. Based on discussions with the IDR, the Company currently projects that the assessment, adjusted for the federal tax benefit, will aggregate approximately $2.3 million including interest. The Company intends to vigorously contest this assessment, and believes it has made adequate provision such that final settlement of its Indiana tax liability for the years under audit will not have a material adverse effect on its consolidated financial statements.

(16) SUBSEQUENT EVENT:

On April 3, 1998, Brylane announced that Pinault-Printemps-Redoute, S.A. ("PPR"), of France, a leading retailer of consumer goods and distributor of electrical supplies, completed the purchase of approximately 43.7% of the Common Stock of Brylane for $51 per share from Freeman Spogli & Co. Incorporated and The Limited, Inc. as well as certain other shareholders, including certain members of management. PPR, listed on the Paris Bourse, is the parent company of La Redoute, the largest catalog retailer in France.

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                     SCHEDULE VI

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Brylane Inc.

We have reviewed the accompanying consolidated balance sheet of Brylane Inc. as of October 31, 1998, the related consolidated statements of operations for the thirteen and thirty-nine weeks then ended, and the related consolidated statements of cash flows and partnership/stockholders' equity for the thirty-nine weeks then ended. These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana
December 4, 1998

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                         PART I--FINANCIAL INFORMATION

                          ITEM 1--FINANCIAL STATEMENTS

                                  BRYLANE INC.
                          CONSOLIDATED BALANCE SHEETS

                                                              --------------------------
                                                              OCTOBER 31,    JANUARY 31,
                                                                 1998           1998
                                                              -----------    -----------
                                                              (UNAUDITED)
(Dollars in thousands, except shares and per share data)
ASSETS
Current Assets:
  Cash and cash equivalents                                    $       -      $   5,083
  Deferred receivables (net of allowance for doubtful
     accounts of $2,098 and $1,474, respectively)                 25,144          8,194
  Accounts receivable, other                                      11,257          7,851
  Inventories                                                    240,936        219,553
  Catalog costs and paper inventory                               67,385         51,982
  Other                                                            7,334          6,426
                                                               ---------      ---------
          Total Current Assets                                   352,056        299,089
Property and equipment, net                                       79,998         77,095
Intangibles and deferred financing fees                          323,711        333,319
Deferred income taxes                                             10,697         10,697
                                                               ---------      ---------
          Total Assets                                         $ 766,462      $ 720,200
                                                               =========      =========

LIABILITIES AND EQUITY
Current Liabilities:
  Accounts payable                                             $ 154,301      $ 139,480
  Accrued expenses                                                24,705         38,705
  Reserve for returns                                             19,837         17,844
  Revolving line of credit -- current portion                     78,000         19,000
  Current portion of long-term debt                               17,500         10,000
                                                               ---------      ---------
          Total Current Liabilities                              294,343        225,029
Long-term debt                                                   282,500        329,753
Other long-term liabilities                                       11,570          9,010
                                                               ---------      ---------
          Total Liabilities                                      588,413        563,792
Convertible redeemable preferred stock                                --          1,370
Stockholders' equity:
  Common stock, $.01 par value 40,000,000 shares authorized;
     20,980,396 shares issued and 17,239,596 shares
     outstanding at October 31, 1998; 19,910,519 shares
     issued and 17,410,519 shares outstanding at January 31,
     1998                                                            210            199
  Additional paid in capital                                     181,263        150,168
  Retained earnings                                              138,218        119,671
  Treasury stock, at cost, 3,740,800 and 2,500,000 shares,
     respectively                                               (141,642)      (115,000)
                                                               ---------      ---------
          Total stockholders' equity                             178,049        155,038
                                                               ---------      ---------
          Total liabilities and equity                         $ 766,462      $ 720,200
                                                               =========      =========

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                  BRYLANE INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                    --------------------------------------------------------
                                                       THIRTEEN WEEKS ENDED        THIRTY-NINE WEEKS ENDED
                                                    OCTOBER 31,    NOVEMBER 1,    OCTOBER 31,    NOVEMBER 1,
                                                       1998           1997           1998           1997
                                                    -----------    -----------    -----------    -----------
(Dollars in thousands, except shares and per share
  data)
Net sales                                           $   348,118    $   365,454    $   996,254    $   968,911
  Cost of goods sold                                    177,251        185,536        506,190        498,322
                                                    -----------    -----------    -----------    -----------
Gross margin                                            170,867        179,918        490,064        470,089
Operating expenses:
  Catalog and advertising                                99,411         90,118        249,193        227,997
  Fulfillment                                            36,375         31,193        100,237         87,608
  Support services                                       22,766         22,753         68,086         66,503
  Intangibles and organization cost amortization          2,809          2,684          8,458          8,150
                                                    -----------    -----------    -----------    -----------
Total operating expenses                                161,361        146,748        425,974        390,258
                                                    -----------    -----------    -----------    -----------
Operating income                                          9,506         33,170         64,090         79,831
Interest expense, net                                     7,897          6,427         22,999         20,112
                                                    -----------    -----------    -----------    -----------
Income before income taxes and extraordinary
  charge                                                  1,609         26,743         41,091         59,719
Provision for income taxes                                  623          9,895         15,824         22,637
                                                    -----------    -----------    -----------    -----------
Income before extraordinary charge                          986         16,848         25,267         37,082
Extraordinary charge related to early retirement
  of debt, net of tax                                     6,720             --          6,720          4,110
                                                    -----------    -----------    -----------    -----------
Net (loss) income                                   $    (5,734)   $    16,848    $    18,547    $    32,972
                                                    ===========    ===========    ===========    ===========
Basic earnings per share:
  Income per share before extraordinary charge      $      0.06    $      0.88    $      1.40    $      1.91
  Extraordinary charge per share                           0.38             --           0.37           0.21
                                                    -----------    -----------    -----------    -----------
  Net (loss) income per share                       $     (0.32)   $      0.88    $      1.03    $      1.70
                                                    ===========    ===========    ===========    ===========
Diluted earnings per share:
  Income per share before extraordinary charge      $      0.05    $      0.85    $      1.38    $      1.86
  Extraordinary charge per share                           0.37             --           0.37           0.20
                                                    -----------    -----------    -----------    -----------
  Net (loss) income per share                       $     (0.32)   $      0.85    $      1.01    $      1.66
                                                    ===========    ===========    ===========    ===========
Weighted average shares outstanding:
  Basic                                              17,888,736     19,178,347     18,073,557     19,373,746
  Diluted                                            17,949,756     20,081,115     18,359,687     20,185,900

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                  BRYLANE INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              --------------------------
                                                               THIRTY-NINE WEEKS ENDED
                                                              OCTOBER 31,    NOVEMBER 1,
                                                                     1998           1997
                                                              -----------    -----------
(Dollars in thousands)
OPERATING ACTIVITIES:
Net income                                                     $  18,547      $  32,972
Impact of other operating activities on cash flows:
  Depreciation                                                     8,663          7,617
  Amortization                                                     9,175          9,187
  Non-recurring inventory charge                                      --          3,315
  Extraordinary charge related to early retirement of debt        10,927          6,524
  Non-cash compensation expense                                       50            523
  Loss on sale of assets                                              41             --
  Changes in operating assets and liabilities:
     Accounts receivable                                         (20,356)       (13,747)
     Inventories                                                 (21,383)       (42,795)
     Catalog costs and paper inventory                           (15,403)       (20,839)
     Accounts payable                                             14,821         55,564
     Accrued expenses                                             (4,730)        20,110
     Reserve for returns                                           1,993          7,665
     Other assets and liabilities                                  2,890          5,151
                                                               ---------      ---------
Net cash provided by operating activities                          5,235         71,247
                                                               ---------      ---------

INVESTING ACTIVITIES:
  Capital expenditures                                           (12,855)       (10,319)
  Purchase price adjustment related to Chadwick's
     Acquisition                                                      --         32,888
  Proceeds from sale of asset                                         13             --
                                                               ---------      ---------
  Net cash (used in) provided by investing activities            (12,842)        22,569
                                                               ---------      ---------

FINANCING ACTIVITIES:
  Payments on debt                                              (175,000)      (464,662)
  Additions to debt                                               29,000             --
  Proceeds from issuance of 1997 Bank Credit Facility                 --        181,663
  Proceeds from issuance of Amended and Restated 1997 Bank
     Credit Facility                                             300,000        235,000
  Redemption of Senior Subordinated Notes                       (131,250)            --
  Proceeds from initial public offering                               --         96,000
  Offering fees and expenses                                          --         (8,170)
  Debt issuance fees and expenses                                 (3,703)        (1,394)
  Cash receipts on management notes                                1,025            965
  Proceeds received from exercise of options                       9,094            349
  Purchase of treasury stock                                     (26,642)      (115,000)
                                                               ---------      ---------
Net cash provided by (used in) financing activities                2,524        (75,249)
                                                               ---------      ---------
Cash and cash equivalents, at beginning of year                    5,083          3,285
                                                               ---------      ---------
Cash and cash equivalents, at end of period                    $      --      $  21,852
                                                               =========      =========

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                                  BRYLANE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                  BRYLANE INC.
          CONSOLIDATED STATEMENTS OF PARTNERSHIP/STOCKHOLDERS' EQUITY

                                                  -----------------------------------------------------------
                                                   OTHER                               ADDITIONAL
                                                   EQUITY         COMMON STOCK          PAID IN      RETAINED
                                                  (NOTE A)      SHARES       AMOUNT     CAPITAL      EARNINGS
                                                  --------    -----------    ------    ----------    --------
(Dollars in thousands)
Balance, February 1, 1997                         $ 30,923             --       --            --     $ 72,940
  Net income                                            --             --       --            --       47,035
  Tax distributions made to partners                    --             --       --            --         (304)
  Proceeds from Initial Public Offering                 --      4,000,000     $ 40      $ 95,960           --
  Initial Public Offering expenses                      --             --       --        (8,850)          --
  Exchange of partnership units for common stock   (33,413)    15,471,445      155        33,258           --
  Purchase of treasury stock                            --             --       --            --           --
  Recognition of deferred tax asset and opening
     income tax adjustment                              --             --       --        18,142           --
  Loans to management investors                      2,490             --       --        (2,490)          --
  Repayment of management notes                         --             --       --         1,465           --
  Conversion of convertible note                        --        352,908        4         9,701           --
  Conversion of preferred stock                         --          6,500       --           130           --
  Exercise of stock options                             --         79,666       --         1,144           --
  Tax benefit related to issuance of shares
     under employee benefit plans                       --             --       --         1,008           --
  Exchange of stock options                             --             --       --           700           --
                                                  --------    -----------     ----      --------     --------
Balance, January 31, 1998                               --     19,910,519      199       150,168      119,671
  Net income                                            --             --       --            --       18,547
  Purchase of treasury stock                            --             --       --            --           --
  Exercise of stock options                             --        627,013        6         9,088           --
  Tax benefit related to options exercised              --             --       --         9,272           --
  Conversion of convertible note                        --        374,364        4        10,291           --
  Conversion of preferred stock                         --         68,500        1         1,369           --
  Stock options outstanding, net                        --             --       --            50           --
  Repayment of management notes                         --             --       --         1,025           --
                                                  --------    -----------     ----      --------     --------
Balance, October 31, 1998 (unaudited)             $     --     20,980,396     $210      $181,263     $138,218
                                                  ========    ===========     ====      ========     ========

Note A: The beginning balance includes general and limited partnership interests, reduction for predecessor cost-carryover basis and loans to management investors.

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                                  BRYLANE INC.
   CONSOLIDATED STATEMENTS OF PARTNERSHIP/STOCKHOLDERS' EQUITY -- (CONTINUED)

                                                              ------------------------------------
                                                                         TREASURY STOCK
                                                              ------------------------------------
                                                                SHARES       AMOUNT        TOTAL
                   (Dollars in thousands)                     ----------    ---------    ---------
Balance, February 1, 1997                                             --           --    $ 103,863
  Net income                                                          --           --       47,035
  Tax distributions made to partners                                  --           --         (304)
  Proceeds from Initial Public Offering                               --           --       96,000
  Initial Public Offering expenses                                    --           --       (8,850)
  Exchange of partnership units for common stock                      --           --           --
  Purchase of treasury stock                                  (2,500,000)   $(115,000)    (115,000)
  Recognition of deferred tax asset and opening income tax
     adjustment                                                       --           --       18,142
  Loans to management investors                                       --           --           --
  Repayment of management notes                                       --           --        1,465
  Conversion of convertible note                                      --           --        9,705
  Conversion of preferred stock                                       --           --          130
  Exercise of stock options                                           --           --        1,144
  Tax benefit related to issuance of shares under employee
     benefit plans                                                    --           --        1,008
  Exchange of stock options                                           --           --          700
                                                              ----------    ---------    ---------
Balance, January 31, 1998                                     (2,500,000)    (115,000)     155,038
  Net income                                                          --           --       18,547
  Purchase of treasury stock                                  (1,240,800)     (26,642)     (26,642)
  Exercise of stock options                                           --           --        9,094
  Tax benefit related to options exercised                            --           --        9,272
  Conversion of convertible note                                      --           --       10,295
  Conversion of preferred stock                                       --           --        1,370
  Stock options outstanding, net                                      --           --           50
  Repayment of management notes                                       --           --        1,025
                                                              ----------    ---------    ---------
Balance, October 31, 1998 (unaudited)                         (3,740,800)   $(141,642)   $ 178,049
                                                              ==========    =========    =========

Note A: The beginning balance includes general and limited partnership interests, reduction for predecessor cost-carryover basis and loans to management investors.

   The accompanying notes are an integral part of the unaudited consolidated financial statements

                                  BRYLANE INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS:

Brylane Inc., a Delaware corporation ("Brylane" or the "Company"), is a leading catalog retailer of special-size and regular-size women's and men's apparel. The women's catalogs market apparel in the budget and low to moderate price range and the men's catalogs market apparel in the moderate price range. Brylane services the special-size customer through its Lane Bryant, Roaman's, Jessica London and KingSize (men's) catalogs, and the regular-size customer through its Chadwick's, Lerner, Bridgewater and Brett (men's) catalogs. In addition, the Company's home catalog, introduced in September 1998, offers value-priced home products. Brylane also markets apparel to these same customer segments through four catalogs which it distributes under licensing arrangements with Sears Shop at Home Services, Inc. ("Sears").

Brylane's merchandising strategy is to provide value-priced, private label apparel with a consistent quality and fit, to concentrate on apparel with limited fashion risk and to offer a broader selection of sizes and styles in special-size apparel than can be found at most retail stores and in other competing catalogs. Each of Brylane's catalogs offers its customers contemporary, traditional and basic apparel.

(2) BASIS OF PRESENTATION:

The consolidated financial statements at October 31, 1998 are unaudited and have been prepared from the books and records of the Company in accordance with generally accepted accounting principles and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. All adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of financial position and operating results for the interim periods are reflected. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's most recent Annual Report on Form 10-K, which includes financial statements for the year ended January 31, 1998.

(3) SIGNIFICANT STOCKHOLDER--PINAULT-PRINTEMPS-REDOUTE:

On April 3, 1998, Pinault-Printemps-Redoute, S.A., a company organized under the laws of France ("PPR"), through an affiliate, acquired 43.7% of the outstanding common stock from certain stockholders of the Company. Concurrently, the Company and PPR entered into a governance agreement (the "Governance Agreement") that includes a standstill period of three years which limits PPR's ability to acquire additional common stock to approximately 47.5% of the outstanding shares and restricts PPR from taking certain other actions. PPR's beneficial ownership of the common stock outstanding increases from 46.7% as of August 17, 1998 to approximately 49.9% (50.1% together with its other affiliates) as of December 2, 1998 due to additional shares acquired by PPR and the purchase of shares by the Company pursuant to the Common Stock Repurchase Program approved by the Board of Directors.

On December 2, 1998, at a special meeting of the Board of Directors, the Company's independent directors consented, pursuant to the terms of the Governance Agreement, to allow PPR to make a proposal to acquire all of the outstanding common stock of Brylane not owned by PPR. Having received such consent, PPR then made a proposal, in the form of a letter, to acquire all the outstanding shares not previously owned for a price of $20 per share. The Board has formed a special committee, comprised of the three independent directors, to consider and evaluate the proposal. The special committee will retain its own legal and financial advisors to assist in evaluating the proposal. No time requirement has been placed on the review of the proposal. PPR has indicated to the Company that if it is not able to consummate the proposal at a reasonable price, it currently intends to continue to be a long-term stockholder of Brylane.

(4) COMMITMENTS AND CONTINGENCIES:

Brylane is involved in various legal proceedings that are incidental to the conduct of its business. Although the amount of any liability with respect to these proceedings cannot be determined, in the opinion of management after consultation with legal counsel, any such liability will not have a material adverse effect on the financial position or results of operations of Brylane.

The Company has been undergoing an audit by the Indiana Department of Revenue ("IDR") and had previously disclosed its expectation that an assessment against the Company was probable. Following an in depth review of the circumstances, the IDR has advised the Company that no assessment will be made as a result of this audit.

                                  BRYLANE INC.
      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(5) NEW ACCOUNTING STANDARDS:

In March 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The standard is effective for fiscal years beginning after December 15, 1998, with early adoption encouraged. The Company applied the new rules prospectively beginning in the first quarter of 1998. During the thirty-nine weeks ended October 31, 1998 the Company capitalized $0.9 million, net of tax ($0.05 per share on a diluted basis), of expenditures related to internally developed software.

In April 1988, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Startup Activities" ("SOP 98-5"). SOP 98-5 requires that the costs of startup activities, including organizational costs, be expensed as incurred and is effective for the Company's fiscal 1999 financial statements. The Company has historically expensed as incurred expenditures associated with startup activities including new businesses.

(6) RECLASSIFICATIONS:

Certain amounts in the prior period financial statements have been reclassified to be consistent with the current period presentation. Such reclassifications had no effect on previously reported net income.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each holder or his broker, dealer, commercial bank or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                      CHASEMELLON SHAREHOLDER SERVICES LLC

              By Mail:                             By Hand:                      By Overnight Courier:
        Post Office Box 3301              120 Broadway -- 13th Floor               85 Challenger Road
     South Hackensack, NJ 07606               New York, NY 10271                 Mail Drop Reorg. Dept.
  Attn: Reorganization Department      Attn: Reorganization Department         Ridgefield Park, NJ 07660

                     Facsimile Transmission: (201) 296-4293
      Confirmation of Facsimile Transmission by Telephone: (201) 296-4860

Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           [MACKENZIE PARTNERS LOGO]

                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                         (212) 929-5500 (CALL COLLECT)
                                       OR
                         CALL TOLL FREE: (800) 322-2885

                      The Dealer Manager for the Offer is:

                           [J.P. MORGAN & CO. LOGO]
                                 60 WALL STREET
                            NEW YORK, NEW YORK 10260
                                 (212) 648-3509
                                       OR
                         CALL TOLL-FREE (877) 874-2781